Registration No. 333-37883
                                  No. 811-08439

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                          Pre-Effective Amendment No. 2
                                    FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-1
                                             (Exact Name of Registrant)

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                             1150 South Olive Street
                              Los Angeles, CA 90015
              (Address of Principal Executive Office of Depositor)

Name and Address of Agent for Service:            Copies to:
James W. Dederer, Esq.                            Stephen E. Roth, Esq.
Executive Vice President, General Counsel       Sutherland, Asbill & Brennan LLP
         and Corporate Secretary                  1275 Pennsylvania Avenue, N.W.
Transamerica Occidental Life Insurance Company    Washington, D.C.  20004
1150 South Olive Street
Los Angeles, CA 90015


Approximate date of proposed public offering: as soon as practicable after th effective date of the Registration Statement.

Title of securities being registered: Flexible Payment Variable Life Insurance Policy.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), shall determine.

                                       RECONCILIATION AND TIE BETWEEN ITEMS
                                         IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of
Form N-8B-2                                          Caption in Prospectus
1...........................................................  Cover Page
2...........................................................  Cover Page
3...........................................................  Not Applicable
4...........................................................  Distribution

5...........................................................  Description of Transamerica; The Separate Account
6...........................................................  The Separate Account
7...........................................................  Not Applicable
8...........................................................  Not Applicable
9...........................................................  Legal Proceedings
10..........................................................  Summary; Description of Transamerica, The Separate

                                                              Account, The Portfolios; The Policy; Policy
                                                              Termination and Reinstatement; Other Policy
                                                              Provisions
11..........................................................  Summary; Investment Objectives and Policies
12                                                                     Summary;
13..........................................................  Summary;   Charges and Deductions
14..........................................................  Summary; Application for a Policy
15..........................................................  Summary; Application for a Policy;
                                                              Payments; Allocation of Net Payments
16..........................................................  The Separate Account; Payments; Allocation of Net
                                                              Payments
17..........................................................  Summary; Surrender; Partial Withdrawal;
                                                              Charges and Deductions; Policy
Termination and Reinstatement
18..........................................................  The Separate Account; Payments
19..........................................................  Reports; Voting Rights
20..........................................................  Not Applicable
21..........................................................  Summary; Policy Loans; Other Policy
                                                              Provisions
22..........................................................  Other Policy Provisions
23..........................................................  Not Required
24..........................................................  Other Policy Provisions
25..........................................................  Description of Transamerica
26..........................................................  Not Applicable
27..........................................................  Description of Transamerica
28..........................................................  Directors and Principal Officers of Transamerica
29..........................................................  Description of Transamerica
30..........................................................  Not Applicable
31..........................................................  Not Applicable
32..........................................................  Not Applicable
33..........................................................  Not Applicable
34..........................................................  Not Applicable
35..........................................................  Distribution
36..........................................................  Not Applicable
37..........................................................  Not Applicable
38..........................................................  Summary; Distribution
39..........................................................  Summary; Distribution
40..........................................................  Not Applicable
41..........................................................  Description of Transamerica, Distribution
42..........................................................  Not Applicable
43..........................................................  Not Applicable
44..........................................................  Payments; Policy Value and Cash
                                                              Surrender Value
45..........................................................  Not Applicable
46..........................................................  Policy Value; Surrender;
                                                              Federal Tax Considerations
47..........................................................  Description of Transamerica
48..........................................................  Not Applicable
49..........................................................  Not Applicable
50..........................................................  The Separate Account
51..........................................................  Cover Page; Summary; Charges and
                                                              Deductions; The Policy; Policy Termination  and
Reinstatement;  Other Policy Provisions
52..........................................................  Addition, Deletion or Substitution of
                                                              Investments
53..........................................................  Federal Tax Considerations
54..........................................................  Not Applicable
55..........................................................  Not Applicable
56..........................................................  Not Applicable
57..........................................................  Not Applicable
58..........................................................  Not Applicable
59..........................................................  Not Applicable


          INDIVIDUAL FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICIES
                                 FUNDED THROUGH
               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-1
                OF TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

Transamerica Occidental Life Separate Account VUL-1 ("Separate Account") is a separate investment account of Transamerica Occidental Life Insurance Company ("Transamerica"). Transamerica issues the individual flexible payment variable life insurance policies described in this prospectus ("Policies").


You may direct your net payments, as well as any value accumulated under the Policy, to up to seven of the seventeen sub-accounts of the Separate Account or to the Fixed Account, or to both. The money you place in each sub-account will be invested solely in a corresponding mutual fund investment portfolio ("portfolio"). The value of each sub-account will vary in accordance with the investment performance of the portfolio in which that sub-account invests. You bear the entire investment risk for all assets you place in the sub-accounts. This means that, depending on market conditions, the amount you invest in the sub-accounts may increase or decrease.

Currently, you may choose among the following sub-accounts:

Sub-Accounts
Janus Aspen Worldwide Growth               Alger American Income & Growth
Morgan Stanley UF International Magnum     Alliance VPF Growth & Income
Dreyfus VIF Small Cap                      MFS VIT Growth with Income
OCC Accumulation Trust Small Cap            Janus Aspen Balanced
MFS VIT Emerging Growth                     OCC Accumulation Trust Managed
Alliance VPF Premier Growth                Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation           Morgan Stanley UF Fixed Income
MFS VIT Research                            Transamerica VIF Money Market
Transamerica VIF Growth

Policy owners may, within limits, choose the amount of initial payment and vary the frequency and amount of future payments. The Policy allows partial withdrawals and full surrender of the Policy's surrender value, within limits. The Policies are not suitable for short-term investment because of the substantial nature of the surrender charge.


IT MAY NOT BE  ADVANTAGEOUS  TO REPLACE  EXISTING  INSURANCE  WITH THE POLICY.
 THIS  PROSPECTUS IS VALID ONLY WHEN
ACCOMPANIED BY CURRENT PROSPECTUSES OF EACH OF THE PORTFOLIOS. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT
APPROVED  OR  DISAPPROVED  THESE  SECURITIES  OR  PASSED  ON THE  ACCURACY  OR
 ADEQUACY  OF THIS  PROSPECTUS.  ANY

REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE  POLICIES  ARE  OBLIGATIONS  OF  TRANSAMERICA   OCCIDENTAL  LIFE  INSURANCE
 COMPANY  AND  ARE  DISTRIBUTED  BY
TRANSAMERICA  SECURITIES  SALES  CORPORATION.  THE POLICIES ARE NOT DEPOSITS OR
 OBLIGATIONS  OF, OR  GUARANTEED OR
ENDORSED BY, ANY BANK OR CREDIT UNION.  THE POLICIES ARE NOT INSURED BY THE U.S.
  GOVERNMENT,  THE FEDERAL DEPOSIT
INSURANCE  CORPORATION  (FDIC),  OR ANY OTHER FEDERAL  AGENCY.  INVESTMENTS  IN
 THE POLICIES ARE SUBJECT TO VARIOUS
RISKS,  INCLUDING  THE  FLUCTUATION  OF VALUE AND  POSSIBLE  LOSS OF  PRINCIPAL.
  THIS  PROSPECTUS  SETS  FORTH THE
INFORMATION  YOU SHOULD KNOW BEFORE  DECIDING TO PURCHASE A POLICY.  YOU SHOULD
 RETAIN THIS  PROSPECTUS  FOR FUTURE
REFERENCE.  THIS  PROSPECTUS  MUST BE  ACCOMPANIED OR PRECEEDED BY CURRENT
 PROSPECTUSES  FOR THE  PORTFOLIOS.  THE
PORTFOLIO PROSPECTUSES SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.


                                               Dated January 26, 1998


                                Table of Contents


SUMMARY  8

SPECIAL TERMS...........................................................................................10
DESCRIPTION OF TRANSAMERICA,

THE SEPARATE ACCOUNT, AND THE PORTFOLIOS................................................................12
         INVESTMENT OBJECTIVES AND POLICIES, AND INVESTMENT ADVISERS....................................13
THE POLICY..............................................................................................16
         APPLICATION FOR A POLICY.......................................................................16
         FREE LOOK PERIOD...............................................................................16
         CONVERSION PRIVILEGE...........................................................................17
         PAYMENTS.......................................................................................17
         ALLOCATION OF NET PAYMENTS.....................................................................18
         TRANSFER PRIVILEGE.............................................................................18
         DEATH BENEFIT..................................................................................19
         LEVEL OPTION AND ADJUSTABLE OPTION.............................................................19
         CHANGE TO LEVEL OR ADJUSTABLE OPTION...........................................................21
         CHANGE IN FACE AMOUNT..........................................................................21
         OPTION TO ACCELERATE DEATH BENEFITS (LIVING BENEFITS RIDER)......................................
         POLICY VALUE...................................................................................22
         MATURITY BENEFITS................................................................................
         PAYMENT OPTIONS................................................................................23
         OPTIONAL INSURANCE BENEFITS....................................................................23
         SURRENDER......................................................................................24
         PARTIAL WITHDRAWAL.............................................................................24
         PAID-UP INSURANCE OPTION.......................................................................24

CHARGES AND DEDUCTIONS..................................................................................25
         PAYMENT EXPENSE CHARGE.........................................................................25
         MONTHLY INSURANCE PROTECTION CHARGE............................................................25
         CHARGES AGAINST OR REFLECTED IN THE ASSETS
              OF THE SEPARATE ACCOUNT...................................................................27
         SURRENDER CHARGES..............................................................................28
         PARTIAL WITHDRAWAL COSTS.......................................................................29
         TRANSFER CHARGES...............................................................................29
         CHARGE FOR CHANGE IN FACE AMOUNT...............................................................29
         OTHER ADMINISTRATIVE CHARGES...................................................................30
POLICY LOANS............................................................................................30
         PREFERRED LOAN OPTION
         LOAN INTEREST CHARGED
         REPAYMENT OF OUTSTANDING LOAN
         EFFECT OF POLICY LOANS
POLICY TERMINATION AND REINSTATEMENT....................................................................31
         TERMINATION
         REINSTATEMENT
OTHER POLICY PROVISIONS.................................................................................33
         POLICY OWNER
         BENEFICIARY
         ASSIGNMENT
         LIMIT ON RIGHT TO CHALLENGE POLICY
         SUICIDE
         MISSTATEMENT OF AGE OR SEX
         DELAY OF PAYMENTS
FEDERAL TAX CONSIDERATIONS..............................................................................34
          TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
               AND THE SEPARATE ACCOUNT.................................................................34
         TAXATION OF THE POLICIES.......................................................................34
         POLICY LOANS...................................................................................35
         INTEREST DISALLOWANCE
         MODIFIED ENDOWMENT CONTRACTS...................................................................35
         DISTRIBUTION UNDER MODIFIED ENDOWMENT CONTRACTS
VOTING RIGHTS...........................................................................................35
DIRECTORS AND PRINCIPAL OFFICERS OF

         TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY.................................................36
DISTRIBUTION............................................................................................37

REPORTS  37
PERFORMANCE INFORMATION.................................................................................38
LEGAL PROCEEDINGS.......................................................................................41
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.......................................................41
FURTHER INFORMATION.....................................................................................41
MORE INFORMATION ABOUT THE FIXED ACCOUNT
         GENERAL DESCRIPTION
         FIXED ACCOUNT INTEREST
         TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

INDEPENDENTAUDITORS.....................................................................................42
FINANCIAL STATEMENTS....................................................................................42
APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE.......................................................A-1
APPENDIX B - OPTIONAL INSURANCE BENEFITS...............................................................A-2
APPENDIX C - PAYMENT OPTIONS...........................................................................A-3
APPENDIX D  ILLUSTRATIONS OF DEATH BENEFIT,
         POLICY VALUES AND ACCUMULATED PAYMENTS........................................................A-4
APPENDIX E - MAXIMUM SURRENDER CHARGES.................................................................A-9



                                     SUMMARY

This summary is intended to provide only a very brief overview of the more significant aspects of the Policy. The Prospectus and the Policy provide further detail. The Policy provides insurance protection for the named beneficiary. We do not claim that the Policy is similar or comparable to a systematic investment plan of a mutual fund. The Policy and its attached application are the entire agreement between you and Transamerica.

WHAT IS THE POLICY'S OBJECTIVE?

The objective of the Policy is to give permanent life insurance protection and help you build assets on a tax-deferred basis. Features available through the Policy include:

     o    A net death benefit that can protect your family or beneficiaries

     o    Payment options that can guarantee an income for life

     o    A personalized investment portfolio

     o    Experienced professional investment advisers

     o    Tax deferral on earnings

While the Policy is in force, it will provide:

     o    Life insurance coverage on the Insured

     o    Policy Value

     o    Surrender rights and partial withdrawal rights

     o    Loan privileges

     o    Optional insurance benefits available by rider


The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. Unlike the fixed benefits of ordinary life insurance, the Policy Value and the Adjustable Option death benefit will increase or decrease depending on investment results of the portfolios. Also, unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, you may make payments of any amount and frequency. While you may establish a schedule of payments ("planned payments"), the Policy will not necessarily lapse if you fail to make planned payments. However, making planned payments will not guarantee that the Policy will remain in force. If the Guaranteed Death Benefit Rider is in effect, however, payments of sufficient amounts, net of partial withdrawals, partial withdrawal charges and any outstanding loans, will guarantee that the Policy will not lapse. See "PAYMENTS" at page __ and "POLICY TERMINATION AND REINSTATEMENT" at page ____.


WHO ARE THE KEY PERSONS UNDER THE POLICY?

The Policy is a contract between the Policy owner and Transamerica. Each Policy has a Policy owner (you), an Insured (you or another individual you select) and a beneficiary. As Policy owner, you make payments, choose investment allocations and select the Insured and beneficiary. The Insured is the person covered under the Policy. The beneficiary is the person who receives the net death benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?


We will pay the net death benefit to the beneficiary when the Insured dies while the Policy is in effect. You may choose between two death benefit options. Under the Level Death Benefit Option ("Level Option"), the death benefit is the face amount (the insurance amount issued) or the guideline minimum sum insured (the minimum death benefit required by federal tax law), whichever is greater. Under the Adjustable Death Benefit Option ("Adjustable Option"), the death benefit is either (a) the sum of the face amount and Policy Value, or (b) the guideline minimum sum insured, whichever is greater. The net death benefit is the death benefit less any outstanding loan and due and unpaid partial withdrawals, partial withdrawalcharges, and monthly insurance protection charges. However, after the final payment date (and except as provided otherwise under the Guaranteed Death Benefit Option), the net death benefit is 101% of the Policy Value less any outstanding loan and due and unpaid partial withdrawals and partial withdrawal charges. The beneficiary may receive the net death benefit in a lump sum or under a payment option we offer. Under certain conditions, a portion of the net death benefit may be paid to you prior to the Insured's death as provided under the Option to Accelerate Death Benefits (Living Benefits Rider). See "DEATH BENEFIT" at page ____.


CAN I EXAMINE THE POLICY?

Yes.  You  have  the  right  to  examine  and  cancel  your  Policy  by returning it to us or to one of our representatives, generally by the later of:

     o    45 days after the application for the Policy is signed, or


     o 10 days after you receive the Policy (or a longer period as required by state law for replacement policies or for other reasons). We refer to this 10-day or longer period as the "state free look period"


In some states, the 45 day period noted above does not apply, and only the 10 day (or longer) provision applies.

This right to examine and cancel your Policy is often referred to as the free look right.

If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, and you exercise your free look right, your refund will be the total of payments made to the Policy.

If your Policy does not provide for a full refund and you exercise your free look right, you will receive, with regard to your Policy,

     o    Amounts allocated to the Fixed Account plus

     o    The current value in the Separate Account plus

     o    All fees, charges and tax deductions which have been imposed

After an increase in face amount, a right to examine and cancel the increase also applies. See "FREE LOOK PERIOD" at page ___.

WHAT ARE MY INVESTMENT CHOICES?

The Policy gives you an opportunity to select among a number of investment options, including sub-accounts and a Fixed Account. Seventeen portfolios from eight mutual funds, each fund having its own adviser(s), offer a wide range of investment objectives. The available sub-accounts are as follows:

Janus Aspen Worldwide Growth Morgan Stanley UF International Magnum Dreyfus VIF Small Cap OCC Accumulation Trust Small Cap MFS VIT Emerging Growth Alliance VPF Premier Growth Dreyfus VIF Capital Appreciation MFS VIT Research Transamerica VIF Growth Alger American Income & Growth Alliance VPF Growth & Income MFS VIT Growth with Income Janus Aspen Balanced OCC Accumulation Trust Managed Morgan Stanley UF High Yield Morgan Stanley UF Fixed Income Transamerica VIF Money Market

This range of investment choices allows you to allocate your money among the sub-accounts to meet your investment needs. If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, after the policy is issued by us we will allocate all sub-account investments to the sub-account investing in the Money Market Portfolio of Transamerica Variable Insurance Fund, Inc., until the end of four calendar days plus the number of days under the state free look period (usually 10 days, but longer under some circumstances). After this, we will allocate all amounts to the sub-accounts as you have chosen.


The Policy also offers a Fixed Account, which provides a guaranteed minimum interest rate of 4% annually on amounts allocated to the Fixed Account. We may declare a higher rate. The Fixed Account is part of the General Account of Transamerica. Amounts in the Fixed Account do not vary with the investment performance of a portfolio. See "MORE INFORMATION ABOUT THE FIXED ACCOUNT" at page ___.

           INVESTMENT OBJECTIVES AND POLICIES, AND INVESTMENT ADVISERS

A summary of investment objectives of the portfolios is set forth below. Before investing, read carefully the profiles or prospectuses of the portfolios that accompany this Prospectus. Statements of Additional Information for the portfolios are available on request. There is no guarantee that the investment objectives of the portfolios will be achieved. Policy Value may be less than the aggregate payments made to the Policy.

The boards of the portfolios have responsibility for the supervision of the affairs of the portfolios. These boards have entered into management agreements with the investment advisers ("Advisers"). These Advisers, subject to their board's review, are responsible for the daily affairs and general management of the portfolios. The Advisers perform the respective administrative and management services for the portfolios, furnish to the portfolios all necessary office space, facilities and equipment, and pay the compensation, if any, of officers and board members who are affiliated with the Advisers.

Each portfolio bears all expenses incurred in its operation, other than the expenses its Advisers assume under the management agreement. Portfolio expenses include

        o Costs to register and qualify the portfolio's shares under the Securities Act of 1933 ("1933 Act")

         o         Other fees payable to the SEC

         o         Independent public accountant, legal and custodian fees

         o Association membership dues, taxes, interest, insurance payments and brokerage commissions

         o Fees and expenses of the board members who are not affiliated with the Advisers

The management fees listed below are fees specified in the applicable advisory contract (i.e., before any fee waivers). The portfolios' prospectuses contain more detailed information on the portfolios' investment objectives, restrictions, risks, expenses and Advisers.


The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Adviser: Janus Capital Corporation. Management Fee: 0.75% of the first $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc., seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. The countries in which the portfolio will invest are those comprising the Morgan Stanley Capital International EAFE Index, which includes Australia, Japan, New Zealand, most nations located in Western Europe and certain developed countries in Asia, such as Hong Kong and Singapore (collectively the "EAFE countries"). The portfolio may invest up to 5% of its total assets in securities of issuers domiciled in non-EAFE countries. Under normal circumstances, at least 65% of the total assets of the portfolio will be invested in equity securities of issuers in at least three different EAFE countries.

Adviser: Morgan Stanley Asset Management Inc. Management Fee: 0.80% of the first $500 million plus 0.75% of the next $500 million plus 0.70% of the assets over $1 billion.

The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which The Dreyfus Corporation believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

Adviser:  The Dreyfus Corporation.  Management Fee:  0.75%.

The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. Under normal circumstances at least 65% of the portfolio's assets will be invested in equity securities. The majority of securities purchased by the portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell, such securities. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser:  OpCap  Advisors.  Management  Fee:  0.80% of the first $400  million plus 0.75% of the next $400  million
plus 0.70% of assets over $800 million.

The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the investment objective of long-term growth of capital. The policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that the Adviser believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). While the portfolio will invest primarily in common stocks, the portfolio may, to a limited extent, seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in non-convertible fixed income securities rated lower than "investment grade" (commonly known as "junk bonds") or in comparable unrated securities, when, in the opinion of the Adviser, such an investment presents a greater opportunity for appreciation with comparable risk to an investment in "investment grade" securities. Under normal market conditions the portfolio will invest not more than 5% of its nets assets in these securities. Consistent with its investment objective and policies described above, the portfolio may also invest up to 25% (and generally expects to invest not more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc., seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio will invest predominantly in the equity securities (common stocks, securities convertible into commons stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality U.S. companies that, in the judgment of the Adviser, are likely to achieve superior earnings growth. The portfolio investments in the 25 such companies most highly regarded at any point in time by the Adviser will usually constitute approximately 70% of the portfolio's net assets. The portfolio thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The portfolio will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of U.S. companies.

Adviser:  Alliance Capital Management L.P.  Management Fee:  1%.

The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund is a diversified portfolio, the primary investment objective of which is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. During periods which the Sub-Adviser determines to be of market strength, the portfolio acts aggressively to increase shareholders' capital by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments. The portfolio will seek investment opportunities generally in large capitalization companies (those with market capitalizations exceeding $500 million) which the Sub-Adviser believes have the potential to experience above average and predictable earnings growth.

Adviser:  The Dreyfus Corporation.  Sub-Adviser:  Fayez Sarofim & Co.
 Management Fee:  0.75%.

The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income. The policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stocks, securities such as bonds, warrants or rights that are convertible into stocks and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The portfolio's non-convertible debt investments, if any, may consist of "investment grade" securities, and, with respect to no more than 10% of the portfolio's net assets, securities in the lower rated categories or securities which the Adviser believes to be a similar quality to these lower rated securities (commonly know as "junk bonds"). Consistent with its investment objective and policies described above, the portfolio may also invest up to 20% of its net assets in foreign securities (including emerging market securities) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:   0.75%.

The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks long-term capital growth. Common stock (listed and unlisted) is the basic form of investment. Although the portfolio invests the majority of its assets in common stocks, the portfolio may also invest in debt securities and preferred stocks (both having a call on common stocks by means of a conversion privilege or attached warrants) and warrants or other rights to purchase common stocks. Unless market conditions would indicate otherwise, the portfolio will be invested primarily in such equity-type securities. When in the judgment of the Sub-Adviser market conditions warrant, the portfolio may, for temporary defensive purposes, hold part or all of its assets in cash, debt or money market instruments. The portfolio may invest up to 10% of its assets in debt securities having a call on common stocks that are rated below investment grade.

Adviser:  Transamerica  Occidental Life Insurance  Company.  Sub-Adviser:
Transamerica  Investment  Services,  Inc.
Management Fee:  0.75%.

The Income and Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio. Except during temporary defensive periods, the portfolio attempts to invest 100%, and it is a fundamental policy of the portfolio to invest at least 65%, of its total assets in dividend paying equity securities. The Adviser will favor securities it believes also offer opportunities for capital appreciation. The portfolio may invest up to 35% of its total assets in money market instruments and repurchase agreements and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Adviser:  Fred Alger Management, Inc.  Management Fee:  0.625%.

The Growth and Income Portfolio of the Alliance Variable Products Series Fund, Inc., seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Whenever the economic outlook is unfavorable for investment in common stock, investments in other types of securities, such as bonds, convertible bonds, preferred stock and convertible preferred stocks may be made by the portfolio. Purchases and sales of portfolio securities are made at such times and in such amounts as are deemed advisable in light of market, economic and other conditions.

Adviser:  Alliance Capital Management L.P.  Management Fee:  0.625%.

The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income. Under normal market conditions, the portfolio will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stock; securities such as bonds, warrants or rights that are convertible into stocks; and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. Consistent with its investment objective and policies described above, the portfolio may also invest up to 75% (and generally expects to invest no more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

Adviser: Janus Capital Corporation. Management Fee: 0.75% of the first $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Adviser's assessments of the relative outlook for such investments. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Adviser deems it advisable in order to preserve capital. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser:  OpCap  Advisors.  Management  Fee:  0.80% of first  $400  million plus  0.75% of next $400  million  plus
0.70% of the assets over $800 million.

The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in high yield securities of U. S. and foreign issuers, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.50% of first $500 million plus 0.45% of next $500 million plus 0.40% of the assets over $1 billion.

The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of U.S. government and agencies, corporate bonds, mortgage backed securities, foreign bonds and other fixed income securities and derivatives. The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.40% of the first $500 million plus 0.35% of the next
$500 million plus 0.30% of the assets over $1 billion.

The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks to maximize current income from money market securities consistent with liquidity and the preservation of principal. The portfolio invests primarily in high quality U. S. dollar-denominated money market instruments with  remaining  maturities  of 13
months or less, including: obligations issued or guaranteed by the U. S. and foreign governments and their agencies and instrumentalities; obligations of U. S. and foreign banks, or their foreign  branches,  and U. S.
savings banks;  short-term  corporate  obligations,  including  commercial paper, notes and bonds; other short-term debt obligations with remaining maturities of 397 days or less; and repurchase agreements involving any of the securities mentioned above. The portfolio may also purchase other marketable, non-convertible corporate debt securities of U. S. issuers. These investments include bonds, debentures, floating rate obligations, and issues with optional maturities.

Adviser:  Transamerica  Occidental Life Insurance  Company.  Sub-Adviser:
Transamerica  Investment  Services,  Inc.
Management Fee:  0.35%.

If there is a material change in the investment policy of a portfolio, we will notify you of the change. If you have Policy Value allocated to that portfolio, you may without charge reallocate the Policy Value to another portfolio or to the Fixed Account. For you to exercise your rights, we must receive your written request within sixty (60) days of the later of the

         o         Effective date of the change in the investment policy, or

         o         Receipt of the notice of your right to transfer


CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS AND THE FIXED ACCOUNT?

Yes. You may make transfers among the sub-accounts and the Fixed Account, subject to our consent and current rules. You will incur no current taxes on transfers while your money is in the Policy. A transfer charge may apply to certain transfers. See "TRANSFER PRIVILEGE" at page ____.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The number and frequency of your payments are flexible, within limits. See "PAYMENTS" at page ____.

WHAT IF I NEED MY MONEY?

You may borrow up to the loan value of your Policy. You may also make partial withdrawals, and you may surrender the Policy for its surrender value. There are two types of loans which may be available to you:

     o A preferred loan option is available after the tenth Policy year and, after that date, will apply to any outstanding loans and new loan requests unless you revoke the preferred loan option in writing. The guaranteed annual interest rate credited to the portion of the Policy Value securing a preferred loan will be not less than 7.5%.


     o A non-preferred loan option is always available to you. The guaranteed annual interest rate credited to the portion of the Policy Value securing a non-preferred loan will be not less than 6.0%. The current annual interest rate credited is 7.2%. We may change the interest rate credited at any time in our sole discretion.


We will allocate Policy loans among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro rata allocation among the sub-accounts and the Fixed Account. We will transfer the Policy Value in each sub-account equal to the Policy loan to the Fixed Account. See "POLICY LOANS" at page ___.

You may surrender your Policy and receive its surrender value. See "SURRENDER" at page ___ and "SURRENDER CHARGES" at page ___. After the first Policy year, you may make partial withdrawals of $500 or more from the Policy Value (provided you have not exercised the paid-up insurance option), subject to partial withdrawal costs. Under the Level Option, the face amount and Policy Value will be reduced by each partial withdrawal and the Policy Value will be further reduced by the partial withdrawal costs. Under the Adjustable Option, the Policy Value will be reduced by the amount of the partial withdrawal and the partial withdrawal costs. We will not allow a partial withdrawal if it would reduce the face amount below $50,000. See "PARTIAL WITHDRAWAL" at page ___ and "WHAT CHARGES WILL I INCUR UNDER MY POLICY? - Partial Withdrawal Costs" at page ___. A surrender or partial withdrawal may have tax consequences. See "TAXATION OF THE POLICIES" at page ___.

CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

Yes. There are several changes you can make after receiving your Policy, within limits. You may

     o    Cancel your Policy under its right to examine and cancel provision

     o    Transfer your ownership to someone else

     o    Change the beneficiary

     o Change the allocation of payments, with no tax consequences under current law

     o Make transfers of Policy Value among the Fixed Account and the sub-accounts

     o    Adjust the death benefit by increasing or decreasing the face amount

     o Change your choice of death benefit options between the Level Option and Adjustable Option

     o    Add or remove optional insurance benefits provided by rider

CAN I CONVERT MY POLICY INTO A NON-VARIABLE POLICY?

Yes. You can convert your Policy without charge during the first 24 months after the date of issue or after an increase in face amount. On conversion, we will transfer the Policy Value in the sub-accounts to the Fixed Account. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

WHAT CHARGES WILL I INCUR UNDER MY POLICY?

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy. See "CHARGES AND DEDUCTIONS" at page ___.

     o    Charges deducted from payments.

         Payment Expense Charge - From each payment, we will deduct a payment expense charge, currently equal to 4.0% of the payment. The payment expense charge is deducted for state and local premium taxes, federal income tax treatment of Deferred Acquisition Costs, and a portion of Policy sales and administrative expenses.

     o    We deduct the following monthly charge from Policy Value:

         Monthly Insurance Protection Charge - This charge is the cost of insurance, including optional insurance benefits provided by rider.

     o The following expenses are charged against or reflected in the Separate Account:

         Administration Charge - We deduct this charge during the first 20 Policy years only. It is a daily charge at a rate equivalent to an annual rate of 0.15% of the daily net asset value of each sub-account. This charge is eliminated after the twentieth Policy year. We currently waive this charge (subject to state law) after the tenth Policy year, but we reserve the right to implement this charge after the tenth Policy year.

         Mortality and Expense Risk Charge - We impose a daily charge at a current rate equivalent to an annual rate of 0.65% of the daily net asset value of each sub-account. We may increase this charge, subject to state and federal law, to a daily rate equivalent to a rate no greater than 0.80% annually.

         Portfolio Expenses - The portfolios incur investment advisory fees and other expenses, which are reflected in the sub-accounts of the Separate Account. The levels of fees and expenses vary among the portfolios and are described below under "WHAT ARE THE EXPENSES AND FEES OF THE PORTFOLIOS?" at page ____.


     o Charges designed to reimburse us for Policy administrative costs apply under the following circumstances:


         Charge for Change in Face Amount - For each increase or decrease in face amount you request, we deduct a charge of $40 from Policy Value.

         Transfer Charge - The first 12 transfers of Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year.

         Other Administrative Charges - We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge (guaranteed never to exceed $25 per occurrence) for

              o    Changing net payment allocation instructions

              o Changing the allocation of monthly insurance protection charges among the various sub-accounts

              o Providing more than one projection of values during a Policy year in addition to your annual statement


     o The charges below apply only if you surrender your Policy or make partial withdrawals:


         Surrender Charges- The charges only apply if, during the time the charges are in effect, you request a full surrender of your Policy or a decrease in face amount. The surrender charges are intended to help compensate us for certain administrative expenses and certain distribution expenses.

         The surrender charges are computed on the date of issue for the initial face amount and apply for ten years from the date of issue. New surrender charges are computed for any increase in face amount. The surrender charges for a face amount increase apply for ten years from the date the increase is effective, and those surrender charges only apply to the face amount increase.


         The amount of the surrender charges is equal to a rate per $1,000 of face amount. The rate varies by age and sex of the Insured, as well as the Policy duration (or duration since the increase in face amount). Surrender charge rates decrease each Policy year on the Policy anniversary for the initial face amount and on each twelve-month anniversary of the effective date of a face amount increase for the charges associated with the increase.


         Partial Withdrawal Costs - We deduct the following from the Policy Value for partial withdrawals:

              o A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs

             o A partial withdrawal charge of 5.0% of the amount withdrawn which exceeds the "Free 10%
                  Withdrawal," described below

         The partial withdrawal charge does not apply to:

              o That part of a withdrawal equal to 10% of the Policy Value in a Policy year less prior free withdrawals made in the same Policy year ("Free 10% Withdrawal")

              o    Withdrawals when no surrender charges apply

         We reduce the Policy's outstanding surrender charges, if any, by partial withdrawal charges that we previously deducted.

WHAT ARE THE EXPENSES AND FEES OF THE PORTFOLIOS?

In addition to the charges described above, certain management fees and other expenses are deducted from the assets of the underlying portfolios. The levels of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses and total portfolio annual expenses of the portfolios for 1996. For more information concerning these fees and expenses, see the prospectuses of the portfolios.

                                                Portfolio Expenses

                    (as a percentage of assets after fee waiver and/or expense reimbursement)(1)

                                                                                                     Total
                                                                                                   Portfolio
                                                Management                 Other                    Annual
               Portfolio                         Fees (2)                Expenses                  Expenses

Janus Aspen Worldwide Growth                      0.66                     0.14                      0.80
Morgan Stanley UF International Magnum            0.62                     0.53                      1.15
Dreyfus VIF Small Cap                             0.75                     0.04                      0.79
OCC Accumulation Trust Small Cap                  0.80                     0.22                      1.02
MFS VIT Emerging Growth                           0.75                     0.25                      1.00
Alliance VPF Premier Growth                       0.72                     0.23                      0.95
Dreyfus VIF Capital Appreciation                  0.75                     0.09                      0.84
MFS VIT Research                                  0.75                     0.25                      1.00
Transamerica VIF Growth                           0.75                     0.10                      0.85
Alger American Income & Growth                    0.63                     0.19                      0.82
Alliance VPF Growth & Income                      0.63                     0.19                      0.82
MFS VIT Growth with Income                        0.75                     0.25                      1.00
Janus Aspen Balanced                              0.79                     0.15                      0.94
OCC Accumulation Trust Managed                    0.80                     0.10                      0.90
Morgan Stanley UF High Yield                      0.27                     0.53                      0.80
Morgan Stanley UF Fixed Income                    0.24                     0.46                      0.70
Transamerica VIF Money Market                     0.35                     0.25                      0.60

Transamerica may receive payments from some or all of the portfolios or their advisers in varying amounts, that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.


Expense information regarding the portfolios has been provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. In preparing the table above, Transamerica has relied on the figures provided by the portfolios. These figures are for the year ended December 31, 1996, except for Morgan Stanley UF International Magnum, High Yield and Fixed Income Portfolios which are estimates which assume that each portfolio's average daily net assets will be $50 million, and except for the Transamerica VIF Money Market Portfolio which are estimates for the year 1998, its first year of operation. The expenses for the Transamerica VIF Growth Portfolio are restated to reflect the current expenses applicable to the Portfolio after the reorganization of its predecessor, Transamerica Occidental's Separate Account Fund C. Actual expenses in future years may be higher or lower than these figures.


Notes to Fee Table:

(1) From time to time, the portfolios' investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar years 1997 and 1998. Without such waivers or reimbursements, the annual expenses for 1996 for certain portfolios would have been, as a percentage of assets, as follows:


                                                                                                 Total Portfolio
          Portfolio                                    Management Fee        Other Expenses      Annual Expense
          ---------                                    --------------        --------------      --------------
          Janus Aspen Worldwide Growth                 0.77                  0.14                0.91
          Morgan Stanley UF International Magnum       0.80                  0.53                1.33
          OCC Accumulation Trust Small Cap             0.80                  0.26                1.06
          MFS VIT Emerging Growth                      0.75                  0.41                1.16
          Alliance VPF Premier Growth                  1.00                  0.23                1.23
          MFS VIT Research                             0.75                  0.73                1.48
          Transamerica VIF Growth                      0.75                  0.59                1.34
          Alliance VPF Growth & Income                 0.63                  0.32                0.95
          MFS VIT Growth with Income                   0.75                  1.32                2.07
          Janus Aspen Balanced                         0.92                  0.15                1.07
          Morgan Stanley UF High Yield                 0.50                  0.53                1.03
          Morgan Stanley UF Fixed Income               0.40                  0.46                0.86

The expenses of the Transamerica VIF Growth Portfolio reflect all 12 months of 1996, including the first 10 months of 1996 when the portfolio was organized as a separate account of Transamerica Occidental Life Insurance Company; for those 10 months, the separate account was assessed mortality and expense risk charges which will no longer be assessed at the portfolio level. Without expense reimbursements, the other expenses for the first year of operation for the Transamerica VIF Money Market Portfolio are expected to be 0.80% There were no fee waivers or expense reimbursements for the Dreyfus VIF Small Cap Portfolio, Dreyfus VIF Capital Appreciation Portfolio, Alger American Income and Growth Portfolio or OCC Accumulation Trust Managed Portfolio.


(2) The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further, information on these breakpoints is provided under "INVESTMENT OBJECTIVES AND POLICIES, AND INVESTMENT ADVISERS" at page ____ and in the prospectuses for the portfolios.




WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

The Policy will not lapse if you fail to make payments unless:

         o The surrender value is insufficient to cover the next monthly insurance protection charge and
         loan     interest accrued or

         o The outstanding loan exceeds Policy Value less surrender charges

In either situation there is a 62-day grace period during which you must pay premium sufficient to keep the Policy in force.


If you make payments at least equal to minimum monthly payments, we guarantee that your Policy will not lapse before the 49th monthly processing date from date of issue or increase in face amount, within limits. Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of partial withdrawals, partial withdrawal charges and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee, on each Policy anniversary through the final payment date, the total of your payments, net of partial withdrawals, partial withdrawal charges and any outstanding loans, must at least equal the guaranteed death benefit premium times the number of Policy years since the Policy was issued (adjusted for Policy changes, if any). The guaranteed death benefit premiums are currently 90% of the guideline level premium if you elected the Level Death Benefit Option or 75% of the guideline level premium if you elected the Adjustable Death Benefit Option. Certain other conditions may apply and once terminated this rider may not be reinstated. See "POLICY TERMINATION AND REINSTATEMENT" at page ___.


You may reinstate your Policy within three years (subject to state law) after the date of default, within limits.

CAN I ELECT PAID-UP INSURANCE WITH NO FURTHER PREMIUMS DUE?

Yes. The Policy provides a paid-up insurance option. If this option is elected, we will provide paid-up insurance coverage, usually having a reduced face amount, for the life of the Insured with no more premiums being due under the Policy. If you elect this option, Policy owner rights and benefits will be limited. See "PAID-UP INSURANCE OPTION" at page __.

HOW IS MY POLICY TAXED?

The Policy is given federal income tax treatment similar to a conventional fixed benefit life insurance policy. On a withdrawal of Policy Value, Policy owners currently are taxed only on the amount of the withdrawal that exceeds total payments. Withdrawals greater than payments made are treated as ordinary income. During the first 15 Policy years, however, an "income-out first" rule applies to certain distributions required under Section 7702 of the Internal Revenue Code (the "Code") because of a reduction in benefits under the Policy.

The net death benefit under the Policy is excludable from the gross income of the beneficiary. However, in some circumstances federal estate tax may apply to the net death benefit or the Policy Value.

A Policy may be considered a "modified endowment contract." This may occur if total payments during the first seven Policy years exceed the total net level payments payable if the Policy had provided certain paid-up future benefits after seven level annual payments. If the Policy is considered a modified endowment contract, all distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-out first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income. For more information, see "FEDERAL TAX CONSIDERATIONS-MODIFIED ENDOWMENT CONTRACTS" at page ___.

                                                   SPECIAL TERMS

Age: how old the Insured is on the birthday closest to the Date of Issue and, subsequently, the Policy anniversary.

Attained  Age:  the  Insured's  age as of the  Insured's  birthday  closest  to the  start  of the  policy  year  of
determination. Attained age is used in the calculation of the Guideline Minimum Sum Insured.

Beneficiary: the person or persons you name to receive the net death benefit when the Insured dies.

Date of Issue:  the date the  Policy  was  issued.  It is the date used to measure  the  monthly  processing  date,
Policy months, Policy years and Policy anniversaries.


Death Benefit: the amount payable when the Insured dies before the Maturity Date, before deductions for any outstanding loan and due and unpaid partial withdrawals, partial withdrawal charges, and monthly insurance protection charges.


Evidence of Insurability: information, including medical information, that we use to decide whether to issue the requested coverage, to determine the underwriting class for the person insured, or to determine whether the policy may be reinstated.

Face Amount: the amount of insurance coverage issued. The initial face amount is shown in your Policy.

Final Payment Date: the Policy anniversary nearest the Insured's 100th birthday. No payments may be made by you after this date. No monthly insurance protection charges will be deducted from the Policy Value after this date. Generally, the net death benefit after this date will equal 101% of the Policy Value minus any outstanding loan, except as otherwise provided under the Guaranteed Death Benefit Rider.

Fixed Account: an account that is a part of the General Account and that guarantees a fixed interest rate.

General  Account:  all our assets  other than those held in the  Separate
 Account and other separate accounts we establish.

Guideline Minimum Sum Insured: the minimum death benefit required to qualify the Policy as a "life insurance contract" under federal tax laws. The guideline minimum sum insured is the product of

         o         The Policy Value times

         o         A percentage based on the Insured's attained age

Insured: the person insured under the Policy. If the Insured dies while the Policy is in force and before the Maturity Date the net death benefit will be paid to the Beneficiary.

Insurance Protection Amount:  the death benefit less the Policy Value.

Internal Revenue Code or Code: the Internal Revenue Code of 1986, as amended, and its rules and regulations.

Issuance: the date we mail the Policy for delivery to you if the application is approved.

Loan Value:  the maximum amount you may borrow under the Policy.

Maturity Date: the Policy anniversary nearest the Insured's age 115.

Minimum Monthly Payment: a monthly amount shown in your Policy. If you pay this amount, less partial withdrawals, partial withdrawal charges and any outstanding loans, we guarantee that your Policy will not lapse before the 49th monthly processing date from the date of issue or increase in face amount, within limits.

Monthly Insurance Protection Charge: the amount of money we deduct from Policy Value each month to pay for the insurance protection amount and any riders.

Monthly  Processing  Date:  the date,  shown in your  Policy,  on which  monthly insurance  protection  charges are
deducted.

Net Death  Benefit:  on or before the final  payment date (and before the paid-up insurance option is exercised), the net death benefit is

         o The death benefit under the elected death benefit option (Level Option or Adjustable Option) minus

         o Any outstanding loan, monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies, as well as any due and unpaid partial withdrawals and partial withdrawal charges.

After the final payment date (and except as otherwise provided under the Guaranteed Death Benefit Rider), the net death benefit is

         o         101% of the Policy Value minus

         o Any outstanding loan and any due and unpaid partial withdrawals and partial withdrawal charges.

If the paid-up insurance option is exercised, the net death benefit is the paid-up insurance amount minus any outstanding loan.

Net Payment:  your payment less a payment expense charge.

Outstanding Loan:  all unpaid Policy loans plus loan interest due or accrued.

Paid-Up Insurance: life insurance coverage for the life of the Insured, with no further premiums due.

Policy Anniversary:  annual anniversary of the date of issue.

Policy Change: any change in the face amount, the addition or deletion of a rider, or a change in death benefit option (Level Option or Adjustable Option).

Policy Value:  the total value of your Policy.  It is the sum of the:

         o Value of the units of the sub-accounts credited to your Policy plus

         o         Accumulation in the Fixed Account credited to your Policy

Policy  owner:  the person who may  exercise  all  rights  under the  Policy, with the  consent of any  irrevocable
beneficiary.  "You" and "your" refer to the Policy owner in this Prospectus.

Portfolio: a mutual fund investment portfolio in which a corresponding sub-account invests.

Premium:  a payment you must make to us to keep the Policy in force.

Pro rata Allocation: an allocation among the Fixed Account and the sub-accounts in the same proportion that, on the date of allocation, the portion of the Policy Value in the Fixed Account and the portion of the Policy Value in each sub-account bear to the total Policy Value net of any outstanding loans.

Separate Account: Transamerica Occidental Life Separate Account VUL-1 of Transamerica Occidental Life Insurance
Company, one of our separate investment accounts.

Sub-Account: a subdivision of the Separate Account investing exclusively in the shares of a portfolio.

Surrender  Value:  the Policy Value less any  outstanding  loan and surrender charges.  The surrender  value is the
amount payable on a full surrender.

Transamerica: Transamerica Occidental Life Insurance Company. "We", "our" and "us" refer to Transamerica in this Prospectus.

Underwriting Class: the insurance risk classification that we assign the Insured based on the information in the application and other evidence of insurability we consider. The Insured's underwriting class will affect the monthly insurance protection charge and the payment required to keep the Policy in force.

Unit:  a measure of your interest in a sub-account.

Valuation Date: any day on which the net asset value of the shares of any portfolio and unit values of any sub-accounts are computed. Valuation dates currently occur on

         o         Each day the New York Stock Exchange is open for trading

         o Other days (other than a day during which no payment, partial withdrawal or surrender of a Policy was received) when there is a sufficient degree of trading in a portfolio's securities so that the current net asset value of the sub-account may be materially affected.

Valuation Period:  the interval between two consecutive valuation dates.


Variable  Life  Service  Center:  our office at 440 Lincoln  Street,  Worcester
  Massachusetts  01653.  Our mailing
address for all written requests and other correspondence is P.O. Box 8990, Boston, Massachusetts 02266-8990.

Our customer service telephone number is (800) 782-8315.

Written Request: your request in writing, satisfactory to us, received at our Variable Life Service Center.

                                           DESCRIPTION OF TRANSAMERICA,
                                      THE SEPARATE ACCOUNT, AND THE PORTFOLIOS



TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY. Transamerica Occidental Life Insurance Company ("Transamerica") is a stock life insurance company incorporated under the laws of the State of California in 1906. Transamerica is principally engaged in the sale of life insurance and annuity policies. Transamerica is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, which in turn is a direct subsidiary of Transamerica Corporation. The home office of Transamerica is 1150 South Olive Street, Los Angeles, California 90015.

THE SEPARATE ACCOUNT. Transamerica Occidental Life Separate Account VUL-1 ("Separate Account") was established by us as a separate account under the laws of the State of California, pursuant to resolutions adopted by our Board of Directors on June 11, 1996. The Separate Account is registered with the Securities and Exchange Commission ("SEC" or "Commission") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management of the investment practices or policies of the Separate Account.

The assets used to fund the variable part of the Policies are set aside in the Separate Account. The assets of the Separate Account are owned by Transamerica but they are held separately from our other assets. Section 10506 of the California Insurance Code provides that the assets of a separate account are not chargeable with liabilities arising out of any other business operation of the insurance company (except to the extent provided in the policies). Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to our other income, gains or losses. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of our General Account assets or any other separate account maintained by us.

The  Separate  Account  currently  has  seventeen   sub-accounts  available  for
investment, each of which invests solely in a specific corresponding mutual fund portfolio. Changes to the sub-accounts may be made at our discretion.

THE PORTFOLIOS. The portfolios are open-end management investment companies or portfolios of series, open-end management companies registered with the SEC under the 1940 Act and are usually referred to as mutual funds. This SEC registration does not involve SEC supervision of the investments or investment policies of the portfolios. Shares of the portfolios are not offered to the public but solely to the insurance company separate accounts and other qualified purchasers as limited by federal tax laws. The assets of each portfolio are held separate from the assets of the other portfolios. Each portfolio operates as a separate investment vehicle. The income or losses of one portfolio have no effect on the investment performance of another portfolio. The sub-accounts reinvest dividends and/or capital gains distributions received from a portfolio in more shares of that portfolio as retained assets.

The   sub-accounts   available  under  the  Policies  invest  in  the  following portfolios:

Income and Growth Portfolio of                       The Alger American Fund

Growth and Income Portfolio and
Premier Growth Portfolio of                          Alliance Variable Products Series Fund, Inc.

Capital Appreciation Portfolio and
Small Cap Portfolio of                               Dreyfus Variable Investment Fund

Balanced Portfolio and
Worldwide Growth Portfolio of                        Janus Aspen Series

Emerging Growth Series
Growth with Income Series and
Research Series of                                   MFS Variable Insurance Trust

Fixed Income Portfolio
High Yield Portfolio and
International Magnum Portfolio of                    Morgan Stanley Universal Funds, Inc.

Managed Portfolio and
Small Cap Portfolio of                               OCC Accumulation Trust

Growth Portfolio and
Money Market Portfolio of                   Transamerica Variable Insurance Fund, Inc.




                                                     THE POLICY

APPLICATION FOR A POLICY - We offer Policies to proposed Insureds 80 years old and younger. After receiving a completed application from a prospective Policy owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

If a prospective Policy owner makes an initial payment of at least one minimum monthly payment, we will issue a conditional receipt which provides fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are the completion of both parts of the application, completion of all underwriting requirements, and the proposed Insured must be insurable under Transamerica's rules for insurance under the Policy, in the amount, and in the underwriting class applied for in the application. After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.

If you make payments before the date of issuance, we will allocate the payments initially to the Fixed Account within two business days of receipt of the payments at our Variable Life Service Center. If the Policy is not issued, we will return to you the amount of your payments.

If your application is approved and the Policy is issued, we will allocate your Policy Value within two days of the date we approve your application according to your allocation instructions. However, if your Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in your state (see "THE POLICY - "FREE LOOK PERIOD"), we will initially allocate your sub-account investments to the sub-account investing in the Money Market portfolio ("Money Market sub-account"). We will also transfer interest earned in the Fixed Account allocable to the portion of your payment designated by you for the Separate Account. This allocation to the Money Market sub-account will be effective for four calendar days plus the state free look period. After this, we will allocate all amounts to the sub-accounts according to your investment choices.

FREE LOOK PERIOD - The Policy provides for a free look period. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives by the later of:

         o         45 days after the application for the Policy is signed, or

         o 10 days after you receive the Policy (or a longer period as required by state law for replacement policies or for other reasons). We refer to this 10 day or longer time period as the "state free look period"

In some states, the 45 day period noted above does not apply, and only the 10 day (or longer) provision applies.

If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, your refund will be the  total payments made to the Policy.

If your Policy does not provide for a full refund, you will receive

         o         Amounts allocated to the Fixed Account plus

         o         The Policy Value in the Separate Account plus

         o         All fees, charges and tax deductions which have been imposed

We may delay a refund of any payment made by check until the check has cleared your bank.

After an increase in face amount as a result of your written request, we will mail or deliver a notice of a free look period for the increase. You will have the right to cancel the increase by the later of

         o         45 days after the application for the increase is signed or

         o 10 days after you receive the new Policy specification pages issued for the increase

On canceling the increase, you will receive a credit to your Policy Value of charges deducted for the increase. We will refund to you the amount to be credited if you request. We will waive any surrender charge computed for the increase.

CONVERSION PRIVILEGE - Within 24 months of the date of issue or of the effective date of an increase in face amount, you can convert your Policy into a non-variable Policy by transferring the value in the sub-accounts to the Fixed Account. The conversion will take effect at the end of the valuation period in which we receive, at our Variable Life Service Center, notice of the conversion satisfactory to us. There is no charge for this conversion.

We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

PAYMENTS - Payments are payable to Transamerica Occidental Life Insurance Company. Payments may be made by mail to our Variable Life Service Center or through our authorized representative. All net payments after the initial payment are credited to the Separate Account or Fixed Account on the valuation date of receipt at the Variable Life Service Center.

You may establish a schedule of planned payments. If you do, we will bill you at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if you fail to make planned payments. You may make unscheduled payments before the final payment date or skip planned payments.

You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum payment allowed under this method is $50.

The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without our consent. Payments must be sufficient to provide a positive surrender value at the end of each Policy month or the Policy may lapse. See "POLICY TERMINATION AND REINSTATEMENT." During the first 48 Policy months following the date of issue or the effective date of an increase in face amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if we received payments from you that, when reduced by outstanding loans, partial withdrawals and partial withdrawal charges, equal or exceed the required minimum monthly payments. The required minimum monthly payments are based on the number of months the Policy, increase in face amount or Policy change that causes a change in the minimum monthly payment has been in force. MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE, EXCEPT AS STATED IN THIS PARAGRAPH.


Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of partial withdrawals, partial withdrawal charges and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee, on each Policy anniversary through the final payment date, the total of your payments received by us, net of partial withdrawals, partial withdrawal charges and any outstanding loans, must at least equal the guaranteed death benefit premium times the number of Policy years since the Policy was issued. The guaranteed death benefit premiums are currently 90% of the guideline level premium if you elected the Level Option or 75% of the guideline level premium if you elected the Adjustable Option. A Policy change may affect the amount of payments necessary to keep the rider in force. Certain other conditions may apply, and once terminated this rider may not be reinstated.


Total payments may not exceed the current maximum payment limits under federal tax law. These limits will change with a change in face amount, the addition or deletion of a rider, or a change between the Level Option and Adjustable Option. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. Any part of the payments greater than that amount will first be applied as a loan repayment, if you have an outstanding loan, and any remainder will be returned to you. We will refund to you any excess amount (including interest) not later than 60 days after the end of the Policy year in which the excess payment occurred. However, we will accept a payment needed to prevent Policy lapse during a Policy year. The amount refundable will not exceed the surrender value of the policy. If the entire surrender value is refunded, we will treat the transaction as a full surrender of your Policy. See "POLICY TERMINATION AND REINSTATEMENT."

ALLOCATION OF NET PAYMENTS - The net payment equals the payment made less the payment expense charge. In the application for your Policy, you decide the initial allocation of the net payment among the Fixed Account and the sub-accounts. You may allocate net payments to one or more of the sub-accounts, but may not have Policy Value in more than seven sub-accounts at once. The minimum amount that you may allocate to a sub-account is 1.0% of the net payment. Allocation percentages must be in whole numbers (for example, 331/3% may not be chosen) and must total 100%.

You may change the allocation of future net payments by written request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application. The policy of Transamerica and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, Transamerica may be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a Policy owner identify themselves by name and identify the Policy owner by name, date of birth and social security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Variable Life Service Center. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Policy Value of each sub-account will vary with the investment experience of the portfolio in which the sub-account invests. You bear this investment risk. Investment performance may also affect the death benefit. Review your allocations of payments and Policy Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE - Subject to our then current rules, you may transfer amounts among the sub-accounts or between one or more sub-accounts and the Fixed Account. (You may not transfer that portion of the Policy Value held in the Fixed Account that secures a Policy loan.)

The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the

         o         Minimum amount that may be transferred

         o Minimum amount that may remain in a sub-account following a transfer from that sub-account

         o         Minimum period between transfers involving the Fixed Account

        o         Maximum amounts that may be transferred from the Fixed Account

Transfers involving the Fixed Account are currently permitted only if:

        o There has been at least a ninety (90) day period since the last transfer from the Fixed Account,
                  and

         o The amount transferred from the Fixed Account in each transfer does not exceed the lesser of
                  $100,000 or 25% of the Policy Value

These rules are subject to change by us.

We will make transfers at your written request or telephone request, as described in "THE POLICY - ALLOCATION OF NET PAYMENTS." Transfers are effected at the value next computed after receipt of the transfer order, except for automatic transfers.

You may apply for  automatic  transfers  under either the Dollar Cost  Averaging
(DCA) option or the Automatic Account Rebalancing (AAR) option by submitting your written request to our Variable Life Service Center. Transfers under either DCA or AAR are generally effective on the 15th day of each scheduled month. If your written request is received by us prior to the 15th of the month, your option may begin as early as the 15th of the month in which we receive your request. Otherwise, your option may begin as early as the 15th of the following month. You may cancel your election of an option by written request at any time with regard to future transfers. The DCA option and the AAR option may not be effective at the same time on your Policy. If you elect one option and, at a later date, submit written request for the other option, your new written request will be honored, and the previously elected option will be automatically terminated.

Dollar Cost Averaging. This option allows you to systematically transfer a set dollar amount from the Money Market sub-account on a monthly, quarterly, or semi-annual basis to one or more other sub-accounts. The minimum amount of each DCA transfer from the Money Market sub-account is $100, and at no time may you have value in more than seven sub-accounts. The Dollar Cost Averaging option is designed to reduce the risk of your purchasing units only when the price of the units is high, but you should carefully consider your financial ability to continue the option over a long enough period of time to purchase units when their value is low as well as when it is high. The DCA option does not assure a profit or protect against a loss. The DCA option will terminate automatically when the value of your Money Market sub-account is depleted.

There is no additional charge for electing the DCA option. Transfers to the Fixed Account are not permitted under the DCA option. We reserve the right to terminate the DCA option at any time and for any reason.

Automatic Account Rebalancing. Once your net payments and requested transfers have been allocated among your sub-account choices, the performance of each sub-account may cause your allocation to shift such that the relative value of one or more sub-accounts is no longer consistent with your overall objectives. Under the Automatic Account Rebalancing option, the balances in your selected sub-accounts can be restored to the allocation percentages you elect on your written request by transferring values among the sub-accounts. At no time may you have value in more than seven sub-accounts. The minimum percentage allocation for each selected sub-account is 1%, and percentage allocations must be in whole numbers. The AAR option is available on a quarterly, semi-annual or annual basis. The minimum total amount of the transfers under the AAR option is $100 per scheduled date. If the total transfer amount is less than $100, no transfer will occur on that scheduled date. The AAR option does not guarantee a profit or protect against a loss.

There is no additional charge for electing the AAR option. Transfers to the Fixed Account are not permitted under the AAR option. We reserve the right to terminate the AAR option at any time and for any reason.

The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but we guarantee the charge will never exceed $25.

The first automatic transfer for the elected option counts as one transfer toward the 12 free transfers allowed in each Policy year. Each subsequent automatic transfer for the elected option is free, and does not reduce the remaining number of transfers that are free in a Policy year.

Any transfers made for a conversion privilege, or because of a Policy loan or material change in investment Policy will not count toward the 12 free transfers.

DEATH BENEFIT - If the Policy is in force on the date of the Insured's death, we will, with due proof of death, pay the net death benefit to the named beneficiary. We will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of net death benefits. See "OTHER POLICY PROVISIONS - DELAY OF PAYMENTS." The beneficiary may receive the net death benefit in a lump sum or under a payment option. See "APPENDIX C - PAYMENT OPTIONS."

Before the final payment date and before the paid-up insurance option is exercised, the net death benefit is

         o The death benefit provided under the Level Option or Adjustable Option, whichever is elected and in effect on the date of death plus

         o Any other insurance on the Insured's life that is provided by rider minus

         o Any outstanding loan and any due and unpaid partial withdrawals, partial withdrawal charges and monthly insurance protection charges through the Policy month in which the Insured dies

After the final payment date and except as otherwise provided in the Guaranteed Death Benefit Rider, the net death benefit is

         o         101% of the Policy Value minus

         o Any outstanding loan and any due and unpaid partial withdrawals and partial withdrawal charges.

If the paid-up insurance option is exercised, the net death benefit is the paid-up insurance amount minus any outstanding loan.

In most states, we will compute the net death benefit on the date we receive due proof of the Insured's death.

LEVEL OPTION AND ADJUSTABLE OPTION - The Policy provides two death benefit options through the final payment date and before the paid-up insurance option is exercised: the Level Option and the Adjustable Option. You choose the desired option in the application. You may change the option once per Policy year by written request. There is no charge for a change in option.

Under the Level Option, the death benefit is the greater of the

         o          Face amount or

         o         Guideline minimum sum insured

Under the Adjustable Option, the death benefit is the greater of the

         o         Face amount plus Policy Value or

         o         Guideline minimum sum insured

Under both the Level Option and Adjustable Option, the death benefit provides insurance protection. Under the Level Option, the death benefit is level unless the guideline minimum sum insured exceeds the face amount; then, the death benefit varies as the Policy Value changes. Under the Adjustable Option, the death benefit always varies as the Policy Value changes.

At any face amount, the death benefit will be greater under the Adjustable Option than under the Level Option because the Policy Value is added to the face amount and included in the death benefit. (If, however, the death benefit is the guideline minimum sum insured, then the death benefit will be the same.) However, the monthly insurance protection charge will be greater and, therefore, Policy Value will accumulate at a slower rate than under the Level Option.

If you desire to have payments and investment performance reflected in the death benefit, you should choose the Adjustable Option. If you desire to have payments and investment performance reflected to the maximum extent in the Policy Value, you should select the Level Option.

Guideline Minimum Sum Insured - The guideline minimum sum insured is a percentage of the Policy Value as set forth in "APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE." The guideline minimum sum insured is computed in accordance with federal income tax laws to ensure that the Policy qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the beneficiary.

Illustration of the Level Option - In this illustration, assume that the Insured is currently age 40 (attained age) and that there is no outstanding loan.

Under the Level Option, a Policy with a $100,000 face amount will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 250% of Policy Value, if the Policy Value exceeds $40,000 the death benefit will exceed the $100,000 face amount. In this example, each dollar of Policy Value above $40,000 will increase the death benefit by $2.50. For example, a Policy with a Policy Value of $50,000 will have a guideline minimum sum insured of $125,000 ($50,000 x 2.50); Policy Value of $60,000 will produce a guideline minimum sum insured of $150,000 ($60,000 x 2.50); and Policy Value of $75,000 will produce a guideline minimum sum insured of $187,500 ($75,000 x 2.50).

Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $150,000 to $125,000. If, however, the product of the Policy Value times the applicable percentage from the table in Appendix A is less than the face amount, the death benefit will equal the face amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's attained age in the above example were, for example, 50 (rather than 40), the applicable percentage would be 185%. The death benefit would not exceed the $100,000 face amount unless the Policy Value exceeded $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the death benefit by $1.85.

Illustration of the Adjustable Option - In this  illustration,  assume that the
 Insured is age 40 (attained age) and
that there is no outstanding loan.

Under the Adjustable Option, a Policy with a face amount of $100,000 will produce a death benefit of $100,000 plus Policy Value. For example, a Policy with Policy Value of $10,000 will produce a death benefit of $110,000 ($100,000 + $10,000); Policy Value of $25,000 will produce a death benefit of $125,000 ($100,000 + $25,000); Policy Value of $50,000 will produce a death benefit of $150,000 ($100,000 + $50,000). However, the death benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of that amount will be the death benefit, which will be greater than the face amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the death benefit by $2.50. For example, if the Policy Value is $70,000, the guideline minimum sum insured will be $175,000 ($70,000 x 2.50); Policy Value of $80,000 will produce a guideline minimum sum insured of $200,000 ($80,000 x 2.50); and Policy Value of $90,000 will produce a guideline minimum sum insured of $225,000 ($90,000 x 2.50).

Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $200,000 to $175,000. If, however, the product of the Policy Value times the applicable percentage is less than the face amount plus Policy Value, then the death benefit will be the current face amount plus Policy Value.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's attained age in the above example were 50, the death benefit must be at least 185% of the Policy Value. The death benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the death benefit by $1.85.

CHANGE TO LEVEL OR ADJUSTABLE OPTION - You may change the death benefit option once each Policy year by written request, within limits noted in "LEVEL OPTION AND ADJUSTABLE OPTION." Changing options will not require evidence of insurability. The change takes effect on the monthly processing date on or next following the date of receipt of the written request. We will impose no charge for changes in death benefit options.

If you change the Level Option to the Adjustable Option, we will decrease the face amount to equal

         o         The death benefit under the Level Option minus

         o         The Policy Value on the date of the change

The change may not be made if the face amount would fall below $50,000. After the change from the Level Option to the Adjustable Option, future monthly insurance protection charges may be higher or lower than if no change in option had been made. However, the insurance protection amount will always equal the face amount unless the guideline minimum sum insured applies. No surrender charges will be imposed for the decrease in face amount resulting solely because of a change in death benefit options from the Level Option to the Adjustable Option.

If you change the Adjustable Option to the Level Option, we will increase the face amount, and the new face amount will be equal to the death benefit under the Adjustable Option on the date of change. The death benefit will be the greater of

         o         The new face amount or

         o         The guideline minimum sum insured

No new surrender charge rates or new surrender charge period will be imposed solely because of a change in death benefit options. After the change from the Adjustable Option to the Level Option, an increase in Policy Value will reduce the insurance protection amount and the monthly insurance protection charge. A decrease in Policy Value will increase the insurance protection amount and the monthly insurance protection charge.

A change in death benefit option may result in total payments exceeding the then current maximum payment limitation under federal tax law. If this occurs, we will pay the excess to you.

CHANGE IN FACE AMOUNT - You may increase or decrease the face amount by written request. An increase or decrease in the face amount takes effect on the later of

         o The monthly processing date on or next following the date of receipt of your written request or

         o The date of our approval of your written request, if evidence of insurability is required

Increases - You must submit evidence of insurability satisfactory to us with your written request for an increase. The consent of the Insured is also required whenever the face amount is increased. An increase in face amount may not be less than $10,000. You may not increase the face amount after the Insured reaches age 80. A written request for an increase must include a payment if the surrender value is less than the sum of

         o         $40 plus

         o         Two minimum monthly payments

On the effective date of each increase in face amount, we will deduct a transaction charge of $40 from Policy Value for administrative costs. You may allocate the deduction to one sub-account. If you make no allocation we will make a pro rata allocation. We will also compute surrender charges for the increase. An increase in the face amount will increase the insurance protection amount and, therefore, the monthly insurance protection charges. We will provide you new specification pages for the Policy indicating the effective date of the increase and any additional charges due to the increase.

After increasing the face amount, you will have the right, during a free look period, to have the increase canceled. See "THE POLICY - FREE LOOK PERIOD." If you exercise this right, we will credit to your Policy the charges deducted for the increase, unless you request a refund of these charges. We will also cancel any surrender charges for the increase.

Decreases - You may decrease the face amount by written request. The minimum amount for a decrease in face amount is $10,000. The minimum face amount in force after a decrease is $50,000. We may limit the decrease or return Policy Value to you, as you choose, if the Policy would not comply with the maximum payment limitation under federal tax law. A return of Policy Value may result in tax liability to you.

A decrease in the face amount will lower the insurance protection amount and, therefore, the monthly insurance protection charge. In computing the monthly insurance protection charge, a decrease in the face amount will reduce the face amount in inverse order (i.e., first, the most recent increase, then the next most recent increases, then the initial face amount).

On the effective date of a decrease in the face amount, we will deduct from the Policy Value a transaction charge of $40 and, if applicable, any surrender charges. You may allocate the deduction to one sub-account. If you make no allocation, we will make a pro rata allocation. We will reduce the surrender charge by the amount of any surrender charge deducted. We will provide you with new specification pages indicating the effective date of the decrease and the new minimum monthly payment, if any.


OPTION TO ACCELERATE DEATH BENEFITS (LIVING BENEFITS RIDER) - Subject to state law and approval, you may elect to add the Option to Accelerate Death Benefits (Living Benefits Rider) to your Policy. There is no direct charge for this rider. The rider allows you to receive a portion of the net death benefit while the Insured is alive, subject to the conditions of the rider. You may submit a written request to receive the "living benefit" under this rider if the policy is in-force and a qualified physician certifies that the Insured has an illness or physical condition which is likely to result in the Insured's death within 12 months. You may receive the living benefit either in a single sum or in 12 equal payments. The option may only be exercised once under the Policy.


The amount you may receive is based on the "option amount". The option amount is the portion of the death benefit you elect to apply under the rider as an accelerated death benefit. The option amount must be at least $25,000 and may not exceed the lessor of

             One-half of the death benefit on the date the option is elected, or
              The amount that would reduce the face amount to $100,000, our current minimum issue limit, or $250,000


The "living benefit" is the lump sum benefit under this rider and is the amount used to determine the monthly benefit under the rider. It is the Actuarially calculated present value of the option amount adjusted to reflect the actuarial present value of lost future mortality charges and to reflect any outstanding loans. The methodology used in this calculation is on file with state departments of insurance, where required. Subject to state law, an expense charge of $150 will be deducted from Policy Value if you exercise the option under this rider.


If you elect to exercise this option, your Policy will be affected as follows:

       A portion of the outstanding loan will be deducted from the living benefit, while the remaining outstanding loan will continue in force


       The Policy's death benefit will be decreased by the option amount, with insurance decreased or eliminated in inverse order, starting with the most recent face amount increase and ending with the initial face amount


       Policy value will be reduced in the same proportion as the reduction in the death benefit

To the extent of the decrease in face amount as a result of exercising the option, we will waive any surrender charges which would otherwise apply to that decrease in face amount.

The rider is intended to provide a qualified accelerated death benefit that is excludable from gross income for federal income tax purposes. Whether any tax liability may be incurred, however, depends upon a number of factors.


POLICY VALUE - The Policy Value is the total value of your Policy. It is the sum of

         o Your accumulation in the Fixed Account (including amounts securing any outstanding loans) plus

         o         The value of your units in the sub-accounts

There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

Your Policy Value is affected by the

         o         Frequency and amount of your net payments

         o         Interest credited in the Fixed Account

         o         Investment performance of your sub-accounts

         o         Partial withdrawals

         o         Loans, loan repayments and loan interest paid or credited

         o         Charges and deductions under the Policy

         o         The death benefit option

Computing Policy Value - We compute the Policy Value on the date of issue and on each valuation date. On the date of issue, the Policy Value is


         o The value of the amounts allocated to the Fixed Account and sub-account(s), net of mortality and expense risk charges, administration charges and portfolio expenses (see "THE POLICY APPLICATION FOR A POLICY"), minus


         o         The monthly insurance protection charge due

On each valuation date after the date of issue, the Policy Value is the sum of

         o         Accumulations in the Fixed Account plus

         o         The sum of the product of

         o         The  number of units in each sub-account times

         o         The value of a unit in each sub-account on the valuation date

The Unit - We allocate each net payment to the sub-accounts you select. We credit allocations to the sub-accounts as units. Units are credited separately for each sub-account.

The number of units of each sub-account credited to the Policy is the quotient of

         o That part of the net payment allocated to the sub-account divided by

         o The dollar value of a unit on the valuation date the payment is received at our Variable Life Service Center (but see "APPLICATION FOR A POLICY" for treatment of payments received by us before we approve the application)

The number of units will remain fixed unless changed by a split of unit value, transfer, loan, partial withdrawal or surrender. Also, each deduction of charges from a sub-account will result in the cancellation of units equal in value to the amount deducted.

The dollar value of a unit of a sub-account varies from valuation date to valuation date based on the investment experience of that sub-account. This investment experience reflects the investment performance, expenses and charges of the portfolio in which the sub-account invests. The value of each unit was set at $10.00 on the first valuation date of each sub-account. The value of a unit on any valuation date after the first valuation date is the product of

         o The dollar value of the unit on the preceding valuation date times

         o         The net investment factor

Net Investment Factor - The net investment factor measures the investment performance of a sub-account during the valuation period that has just ended. The net investment factor is the result of (a) plus (b), divided by (c), minus
(d) and minus (e) where:

         (a) is the net asset value per share of a portfolio held in the sub-account determined at the end of the current valuation period

         (b)  is  the  per  share   amount  of  any  dividend  or  capital  gain
         distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period

         (c) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period

         (d) is a charge for mortality and expense risks and

         (e) is a charge for administration during a period not exceeding the first twenty Policy years

See "CHARGES AGAINST OR REFLECTED IN THE ASSETS OF THE SEPARATE ACCOUNT."

MATURITY BENEFITS - If the Insured is alive on the maturity date, we will pay the surrender value as of the maturity date to the Policy owner. The surrender value may be paid in a single sum or under a payment option as described below.

PAYMENT OPTIONS - The net death benefit payable may be paid in a single sum or under one or more of the payment options then offered by Transamerica. Payment options are paid from our General Account and are not based on the investment experience of the Separate Account. See "APPENDIX C - PAYMENT OPTIONS." These payment options also are available at the maturity date or if the Policy is surrendered. If no election is made, we will pay the net death benefit in a single sum.

OPTIONAL INSURANCE BENEFITS - You may add optional insurance benefits to the Policy by rider, as described in "APPENDIX B - OPTIONAL INSURANCE BENEFITS." The cost of optional insurance benefits becomes part of the monthly insurance protection charge, except that the guaranteed death benefit rider cost is a one time transaction charge of $25 deducted on the first monthly processing date.

SURRENDER - You may surrender the Policy and receive its surrender value. The surrender value is

         o         The Policy Value minus

         o         Any outstanding loan and surrender charges

We will compute the surrender value on the valuation date on which we receive your written request for surrender. We will deduct a surrender charge if you surrender the Policy within 10 full Policy years of the date of issue or of an increase in face amount. See "CHARGES AND DEDUCTIONS - SURRENDER CHARGES."

The surrender value may be paid in a lump sum or under a payment option then offered by us. See "APPENDIX C PAYMENT OPTIONS." We will normally pay the surrender value within seven days following our receipt of your written request. We may delay benefit payments under the circumstances described in "OTHER POLICY PROVISIONS DELAY OF PAYMENTS."

For important tax consequences of a surrender, see "FEDERAL TAX CONSIDERATIONS."

PARTIAL WITHDRAWAL - After the first Policy year (and before the paid-up insurance option is exercised), you may withdraw part of the surrender value of your Policy on written request. Your written request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If you do not provide allocation instructions, we will make a pro rata allocation. Each partial withdrawal must be at least $500. Under the Level Option, the face amount is reduced by the partial withdrawal. We will not allow a partial withdrawal if it would reduce the Level Option face amount below $50,000.

On a partial withdrawal from a sub-account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal costs. See "CHARGES AND DEDUCTIONS - PARTIAL WITHDRAWAL COSTS." We will normally pay the partial withdrawal within seven days following our receipt of written request. We may delay payment as described in "OTHER POLICY PROVISIONS - DELAY OF PAYMENTS."

For important tax consequences of partial withdrawals, see "FEDERAL TAX CONSIDERATIONS."

PAID-UP INSURANCE OPTION - On written request, you may elect life insurance coverage, usually for a reduced amount, for the life of the Insured with no further premiums due. The paid-up insurance will be the amount that the surrender value can provide as a net single premium applied at the Insured's age and underwriting class on the date this option is elected. If the surrender value exceeds the net single premium, we will pay the excess to you. The net single premium is based on the Commissioners Ultimate 1980 Standard Ordinary Mortality Tables, Smoker or Non-Smoker, male or female or unisex with increases in the tables for non-standard risks. Interest will not be less than 4.5% annually.

IF THE PAID-UP INSURANCE OPTION IS ELECTED, THE FOLLOWING POLICY OWNER RIGHTS AND BENEFITS WILL BE AFFECTED:

         o As described above, the paid-up insurance benefit will be computed differently from the net death benefit and the death benefit options will not apply

         o We will not allow transfers of Policy Value from the Fixed Account back to the Separate Account

         o         You may not make further payments

         o You may not increase or decrease the face amount or make partial withdrawals

         o         Riders will continue only with our consent


You may, after electing paid-up insurance, surrender the Policy for its net cash value. The guaranteed cash value is the net single premium for the paid-up insurance at the Insured's age. The net cash value is the cash value less any outstanding loan. (The cash value will equal the guaranteed cash value unless we credit interest at a rate higher than 4.5% annually.) We will transfer the portion of the Policy Value in the sub-accounts of the Separate Account to the Fixed Account on the date we receive your written request to elect the paid-up insurance option.


On election of reduced paid-up insurance, the Policy could become a modified endowment contract. If a Policy becomes a modified endowment contract, Policy loans, partial withdrawals or surrender will receive unfavorable federal tax treatment. See "FEDERAL TAX CONSIDERATIONS - MODIFIED ENDOWMENT CONTRACTS."

                                               CHARGES AND DEDUCTIONS

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy.

The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the Policies. Services and benefits provided by us include:

                     the death benefits, cash and loan benefits provided by the Policy investment options, including net payment allocations

                     administration of various elective options under th Policy, and the distribution of various reports to Policy owners

Costs and expenses incurred by us include:

                     those associated with underwriting applications and changes in face amount and riders various overhead and other expenses associated with providing the services and benefits related to the Policy

                     sales and marketing expenses, and

                     other costs of doing business, such as federal, state and local premium and other taxes
                  and      fees


Risks assumed by us include the risks that Insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.


PAYMENT EXPENSE CHARGE - Currently, we deduct 4.0% of each payment as a payment expense charge. This charge is for state and local premium taxes, federal income tax treatment of Deferred Acquisition Costs, and certain Policy sales and administrative expenses.

Premium tax rates vary from state to state and are a percentage of payments made by Policy owners to us. Currently, rates in the fifty states and the District of Columbia range between 0.75% and 3.5%. Since we are subject to retaliatory tax, the effective premium tax for us typically ranges between 2.35% and 3.5%. Typically, we pay premium taxes (including retaliatory tax) in all jurisdictions, but the payment expense charge would be deducted, even if we were not subject to premium or retaliatory tax in a state.

We may increase or decrease the payment expense charge to reflect changes in our expenses for taxes.

MONTHLY INSURANCE PROTECTION CHARGE - Before the final payment date, on each monthly processing date we will deduct a monthly insurance protection charge from your Policy Value. This charge is the cost for insurance protection under the Policy, including optional insurance benefits provided by rider.

We deduct the monthly insurance protection charge on each monthly processing date starting with the date of issue. You may allocate monthly insurance protection charges to one sub-account. If you make no allocation, we will make a pro rata allocation. If the sub-account you chose does not have sufficient funds to cover the monthly insurance protection charges, we will make a pro rata allocation. We will deduct no monthly insurance protection charges after the final payment date.

Computing Monthly Insurance Protection Charge - We designed the monthly insurance protection charge to compensate us for the anticipated cost of paying net death benefits under the Policies, as well as to compensate us for a part of our acquisition costs, taxes, and administrative expenses. The charge is computed monthly for the initial face amount and for each increase in face amount. Monthly insurance protection charges can vary.

For the initial face amount under the Level Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate times

         o The difference between (a) the initial face amount and (b) the Policy Value (minus any rider charges at the beginning of the Policy month), divided by 1,000

Under the Level Option, the monthly insurance protection charge decreases as the Policy Value increases if the guideline minimum sum insured is not in effect.

For the initial face amount under the Adjustable Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate times

         o         The initial face amount, divided by 1,000

For each increase in face amount under the Level Option, the monthly insurance protection charge for the increase is the product of

         o         The insurance protection rate for the increase times

         o The difference between (a) the increase in face amount and (b) any Policy value (minus any rider charges) greater than the initial face amount at the beginning of the Policy month and not allocated to a prior increase, divided by 1,000

For each increase in face amount under the Adjustable Option, the monthly insurance protection charge is the product of

         o         The insurance protection rate for the increase times

         o         The increase in face amount, divided by 1,000

If the guideline minimum sum insured is in effect under either Option, we will compute a monthly insurance protection charge for that part of the death benefit subject to the guideline minimum sum insured that exceeds the current death benefit not subject to the guideline minimum sum insured. This charge is the product of

      o         The insurance protection rate for the initial face amount times

         o         The difference between

         o The guideline minimum sum insured and (a) the greater of the face amount or the Policy Value, if you selected the Level Option, or (b) the face amount plus the Policy Value, if you selected the Adjustable Option, divided by 1,000

We will adjust the monthly insurance protection charge for any decreases in face amount. See "THE POLICY - CHANGE
IN FACE AMOUNT - DECREASES."

Insurance Protection Rates - We base insurance protection rates on the

         o         Male, female or unisex rate table

         o         Age and underwriting class of the Insured

         o         Effective date of an increase or date of any rider

For unisex Policies, sex-distinct rates do not apply. For the initial face amount, the insurance protection rates are based on your age at the beginning of each Policy year. For an increase in face amount or for a rider, the insurance protection rates are based on your age on the effective date of the increase or rider and, thereafter, on each anniversary of the effective date of the increase or rider. We base the current insurance protection rates on our expectations as to future mortality experience. Rates will not, however, be greater than the guaranteed insurance protection rates set forth in the Policy. These guaranteed rates are based on the Commissioners 1980 Ultimate Standard Ordinary Mortality Tables, Smoker or Non-Smoker, and the Insured's sex (except for policies for which unisex rates apply) and age (with increases in the Tables for non-standard risks). The Tables used for this purpose set forth different mortality estimates for males and females (unisex rates use male rates) and for smokers and non-smokers. Any change in the insurance protection rates will apply to all Insureds of the same age, sex and underwriting class, whose Policies have been in force for the same period.

The underwriting class of an Insured will affect the insurance protection rates. We currently place Insureds into preferred underwriting classes, preferred non-standard underwriting classes, standard underwriting classes and non-standard underwriting classes. The underwriting classes are also divided into two categories: smokers and non-smokers. We will place an Insured under age 18 at the date of issue in a standard or non-standard underwriting class. We will then classify the Insured as a smoker at age 18 unless we receive satisfactory evidence that the Insured is a non-smoker. Prior to the Insured's age 18, we will give you notice of how the Insured may be classified as a non-smoker.

We compute the insurance protection rate separately for the initial face amount and for any increase in face amount. However, if the Insured's underwriting class improves on an increase, the lower insurance protection rate will apply to the total face amount.

CHARGES AGAINST OR REFLECTED IN THE ASSETS OF THE SEPARATE ACCOUNT - We assess each sub-account with a charge for mortality and expense risks we assume and, during the first 20 Policy years, a charge for administration expenses related to the Separate Account. Portfolio expenses are also reflected in the value of the assets of the Separate Account.

Administration Charge - For a period not to exceed the first 20 Policy years, we may impose a daily charge at an annual rate of 0.15% of the daily net asset value in each sub-account. The charge is to help reimburse us for administrative expenses incurred in the administration of the Separate Account and the sub-accounts. The administrative functions and expenses we assume for the Separate Account and the sub-accounts include

         o         Clerical, accounting, actuarial and legal services

         o         Rent, postage, telephone, office equipment and supplies

         o The expenses of preparing and printing registration statements and prospectuses (not allocable to sales expense)

         o         Regulatory filing fees and other fees

Currently, the administration charge is waived after the tenth Policy year (subject to state law), but we reserve the right to impose the charge after the tenth Policy year.

Mortality and Expense Risk Charge - We impose a daily charge at a current annual rate of 0.65% of the average daily net asset value of each sub-account. This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. We may increase this charge, subject to state and federal law, to an annual rate no greater than 0.80%.

The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more net death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administration charges in the Policies.

Portfolio Expenses - The value of the units of the sub-accounts will reflect the management fee and other expenses of the portfolios whose shares the sub-accounts purchase. The management fees and other expenses of the portfolios are listed above under "SUMMARY - WHAT ARE THE EXPENSES AND FEES OF THE PORTFOLIOS." The prospectuses and Statements of Additional Information of the portfolios contain more information concerning the fees and expenses.

No charges are currently  made against the  sub-accounts  for federal or state income taxes.  Should income taxes be
imposed, we may make deductions from the sub-accounts to pay the taxes. See "FEDERAL TAX CONSIDERATIONS."


SURRENDER CHARGES - The Policy's surrender charges are designed to reimburse us for part of the costs of product research and development, underwriting, Policy administration, surrendering the Policy and part of sales expenses, including commissions to our agents, advertising, and the printing of prospectuses and sales literature.


Surrender charges are computed on the date of issue for the initial face amount. Surrender charges apply for ten years from the date of issue. We impose surrender charges only if, during the time the charges are effective, you request a full surrender of your Policy or a decrease in face amount.

New surrender charges are computed for any increase in face amount. Surrender charges for a face increase apply for ten years from the date the increase is effective. The new surrender charges computed for an increase in face amount apply only to the face increase.

We compute each surrender charge based on a rate per $1,000 of the related face amount. The rate which applies to your Policy is based on whether the Insured is male or female (male rates are used if the Policy is issued using unisex rates); the Insured's age; and the number of years during which that surrender charge has been effective. The surrender charge rate for the initial face amount decreases each Policy year on the Policy anniversary. The surrender charge rate for each increase in face amount decreases each year on the twelve month anniversary of the effective date of the increase in face amount.

We determine the Insured's age as of the date of issue for the initial face amount for the Policy. If there is an increase in the face amount, we determine the Insured's age on the effective date of the increase.

The surrender charge amount which applies in a particular Policy year on your Policy is shown on the specification pages of your Policy. New specification pages showing the new surrender charge amounts will be provided to you if there is an increase or a decrease in face amount on your policy.

If more than one surrender charge is in effect because of one or more increases in face amount, we will apply the surrender charges in inverse order. We will apply surrender and partial withdrawal charges (described below) in this order:

         o         First, those related to the most recent increase

         o Second, those related to the next most recent increases, and so on

         o         Third, those related to the initial face amount

A surrender charge may be deducted on a decrease in the face amount. The surrender charge will be the surrender charge for the face amounts which are decreased or eliminated in the order shown above.

Where a decrease causes a partial reduction in an increase or in the initial face amount, we will deduct a proportionate share of the surrender charge for that increase or for the initial face amount. The surrender charge deducted is a fraction of the charge that would apply to a full surrender. The fraction is the product of

         o         The decrease divided by the current face amount times

         o         the surrender charge

See "APPENDIX E - MAXIMUM SURRENDER CHARGES" for the maximum surrender charge rates and an example of how we compute the amount of surrender charges.

PARTIAL WITHDRAWAL COSTS - For each partial withdrawal, we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25.

A partial withdrawal charge may also be deducted from Policy Value. After the first Policy year (and before you exercise the paid-up insurance option), during each Policy year you may withdraw, without a partial withdrawal charge, up to

         o 10% of the Policy Value on the date we receive the written request at the Variable Life Service
                  Center, minus

         o The total of any prior free withdrawals in the same Policy year ("Free 10% Withdrawal")

The right to make the Free 10% Withdrawal is not cumulative from Policy year to Policy year. For example, if only 8% of Policy Value were withdrawn in the second Policy year, the amount you could withdraw in future Policy years would not be increased by the amount you did not withdraw in the second Policy year.

We impose the partial withdrawal charge on any withdrawal greater than the Free 10% Withdrawal (the "excess withdrawal" amount). The maximum charge is 5.0% of the excess withdrawal amount up to the surrender charge. If no surrender charge applies on withdrawal, no partial withdrawal charge will apply. We will reduce the Policy's outstanding surrender charges by the partial withdrawal charge
deducted.   The  partial  withdrawal  charge  deducted  will  decrease  existing surrender charges in inverse order (i.e., first the most recent increase's surrender charges, then the next most recent increase's surrender charges in succession, and last the initial face amount's surrender charges).

TRANSFER CHARGES - The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25.

If you apply for automatic transfers, the first automatic transfer for the elected option counts as one transfer towards the 12 free transfers allowed in each Policy year. Each future automatic transfer for the elected option is without charge and does not reduce the remaining number of transfers that may be made without charge.

Each of the following transfers of Policy Value from the sub-accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

         o A conversion within the first 24 months from date of issue or increase

         o         A transfer to the Fixed Account to secure a loan

         o A reallocation of the value in the Money Market sub-account as described above under "APPLICATION FOR A POLICY" regarding "Right to Examine Policy"

CHARGE FOR CHANGE IN FACE AMOUNT - For each increase or decrease in face amount, we will deduct a transaction charge of $40 from Policy Value to reimburse us for the administrative costs of the change. Unless you specify the sub-account from which the charge is to be deducted, we will allocate the charge pro rata.

OTHER ADMINISTRATIVE CHARGES - We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge (guaranteed not to exceed $25 per transaction) for

                  o         Changing net payment allocation instructions

                  o Changing the allocation of monthly insurance protection charges among the various sub-accounts and the Fixed Account

                  o Providing more than one projection of values in a Policy year, in addition to the annual statement


                                                    POLICY LOANS

You may borrow money secured by your Policy Value. The total amount of loans you may have outstanding at any time is the loan value. In the first Policy year, the loan value is 75% of

         o         The Policy Value minus

         o Any surrender charges, unpaid monthly insurance protection charges and outstanding loan interest through the end of the Policy year

After the first Policy Year, the loan value is 90% of

         o         The Policy Value minus

         o         Any surrender charges

The loan value and the Policy Value in the first Policy year or any subsequent Policy year are the values on the valuation date we receive your request for a loan at our Variable Life Service Center.

There is no minimum loan. We will usually pay the loan within seven days after we receive the written request. We may delay the payment of loans as stated in "OTHER POLICY PROVISIONS - DELAY OF PAYMENTS".

We will  withdraw  the  amount of the loan from the  sub-accounts  and the Fixed
Account according to your instructions. If you do not provide us with instructions, we will make a pro rata withdrawal of the loan amount. We will transfer the portion of the Policy Value in each sub-account equal to the Policy loan to the Fixed Account to secure the outstanding loan. We will not count this transfer as a transfer subject to the transfer charge.

The portion of the Policy Value securing the outstanding loan will earn monthly interest in the Fixed Account at an annual rate of at least 6.0% (7.5% for preferred loans). NO OTHER INTEREST WILL BE CREDITED.

PREFERRED LOAN OPTION - A preferred loan option is available after the tenth Policy year and, after that date, will apply to any outstanding loans and new loan requests unless you revoke the preferred loan option in writing. The guaranteed annual interest rate credited to the portion of the Policy Value securing a preferred loan will be not less than 7.5%.

There is some  uncertainty  as to the tax  treatment  of  preferred  loans.
 Consult a qualified  tax  adviser.  See
"FEDERAL TAX CONSIDERATIONS".

LOAN INTEREST CHARGED - Interest accrues daily at the annual rate of 8.0%. Interest is due and payable in arrears at the end of each Policy year or for as short a period as the loan may exist. Interest not paid when due will be added to the loan amount and bears interest at the same rate. If this makes the loan principal higher than the portion of the Policy Value in the Fixed Account, we will offset this shortfall by transferring amounts from the sub-accounts. The transferred amount will be allocated proportionately among the sub-accounts which have value in them.

REPAYMENT OF OUTSTANDING LOAN - You may pay any loans before Policy lapse and before the maturity date. On the valuation date on which we receive your loan repayment at our Variable Life Service Center, we will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the sub-accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Policy Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Separate Account cannot exceed that portion of the Policy Value previously transferred from the Separate Account to secure the outstanding loan.

If the outstanding loan exceeds the Policy Value less the surrender charge, the Policy will be in default. We will mail a notice of default to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See "POLICY TERMINATION AND REINSTATEMENT."

EFFECT OF POLICY LOANS - Policy loans will permanently affect the Policy Value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the portion of the Policy Value in the Fixed Account that secures the loan.

We will deduct any outstanding loan from the proceeds payable when the Insured dies or from a surrender.

If the outstanding loan on your Policy exceeds the Policy Value minus surrender charges, the Policy will be in default. There is no charge imposed solely because the Policy goes into default. If you do not pay the required premium within the grace period, however, the Policy will terminate without value.

If you have an outstanding loan, decreases in Policy Value, including decreases due to negative investment results in your sub-account allocations, could result in default of your Policy. If you have an outstanding loan and do not pay loan interest when due, unpaid interest will be added to your loan and will bear interest at the same rate. If your investment gains are not sufficient, the outstanding loan could be greater than your Policy Value minus surrender charges, resulting in your Policy going into default.

In the event the Policy lapses or is otherwise terminated while a loan is outstanding, the loan is foreclosed and this foreclosure will be treated as cash received from the Policy for income tax purposes. Any cash received (the outstanding loan plus any other Policy Value less surrender charges) in excess of the Policy's tax basis should be taxable as ordinary income.

                                        POLICY TERMINATION AND REINSTATEMENT

TERMINATION - The Policy will be in default if

         o The surrender value is insufficient to cover the next monthly insurance protection charge plus loan interest accrued OR

         o An outstanding loan exceeds the Policy Value less surrender charges

If one of these situations occurs, the Policy will be in default. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the premium due and the date by which it must be paid. You will then have a grace period of 62 days, measured from the date of the notice of default, to make a payment sufficient to prevent termination.

Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, we will deduct from the net death benefit any monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

During the first 48 Policy months following the date of issue or an increase in the face amount based on a request from the Policy owner, a guarantee may apply to prevent the Policy from terminating because of insufficient surrender value. This guarantee applies if, during this period, we receive payments from you that, when reduced by outstanding loans, partial withdrawals and partial withdrawal charges, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in face amount or Policy change that causes a change in the minimum monthly payment has been in force. A Policy change that causes a change in the minimum monthly payment is a change in the face amount, the addition or deletion of a rider, or a change in the smoker or non-smoker underwriting class on the Policy. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

You may also elect the Guaranteed Death Benefit Rider. There is a one time $25 charge for this rider. The charge is assessed on the first monthly processing date. Under the Guaranteed Death Benefit Rider, if you make payments of a sufficient amount, net of partial withdrawals, partial withdrawal charges and any outstanding loans, we guarantee that your Policy will not lapse. In order to maintain this guarantee, on each Policy anniversary through the final payment date, the total of your payments received, net of partial withdrawals, partial withdrawal charges and any outstanding loans must at least equal the guaranteed death benefit premium times the number of policy years since the policy was issued, adjusted as applicable for policy changes. See "PAYMENTS."

REINSTATEMENT - A lapsed Policy may be reinstated within three years (or such other time period required by state law) of the date of default and before the final payment date (or, before the Maturity Date, if the default occurred because the outstanding loan exceeded the Policy Value less surrender charges). The reinstatement takes effect on the monthly processing date following the date you submit to us

         o         A written application for reinstatement

         o         Evidence of insurability satisfactory to us

         o A payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable

Policies which have been surrendered may not be reinstated.

Minimum Amount Payable - If reinstatement is requested when less than 48 monthly insurance protection charges have been paid since the date of issue or increase in the face amount, you must pay the lesser of:

         o The minimum monthly payment for the three months beginning on the date of reinstatement or

         o         The sum of

                  o The amount by which the surrender charge(s) on the date of reinstatement exceeds the
                           Policy Value on the date of default plus

                  o Monthly insurance protection charges for the three months beginning on the date of reinstatement

If you request reinstatement more than 48 monthly processing dates from the date of issue or increase in the face amount, you must pay the sum shown above without regard to the three months of minimum monthly payments. Also a lesser amount may be required if the Guaranteed Death Benefit Rider is in effect.

Surrender Charge - The surrender charge on the date of reinstatement is the surrender charge that would have been in effect had the Policy remained in force from the date of issue.

Policy Value on Reinstatement - The Policy Value on the date of reinstatement is:

         .        The net payment  made to reinstate  the Policy and  interest earned from the date the payment was
                  received at our Variable Life Service Center plus

         .        The Policy Value less any  outstanding  loan on the date of default  (not to exceed the  surrender
                  charge on the date of reinstatement) minus

         .        The monthly insurance protection charges due on the date of reinstatement

You may repay or reinstate any outstanding loan on the date of default or foreclosure.

                                              OTHER POLICY  PROVISIONS

POLICY OWNER - The Policy owner is the Insured unless another person has been named as owner in the application. As Policy owner, you are entitled to exercise all rights under your Policy while the Insured is alive, with the consent of any irrevocable beneficiary. The consent of the Insured is required whenever the face amount is increased.

BENEFICIARY -The beneficiary is the person or persons to whom the net death benefit is payable on the Insured's death. The Policy owner names the beneficiary. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, you may change the beneficiary, unless you have declared the beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Policy owner (or the Policy owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, we will pay each beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally, unless you have requested otherwise.

ASSIGNMENT - You may assign a Policy as collateral or make an absolute assignment. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Variable Life Service Center. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

The following Policy provisions may vary by state.

LIMIT ON RIGHT TO CHALLENGE POLICY - Except for fraud (unless prohibited by state law) or nonpayment of premium, we cannot challenge the validity of your Policy if the Insured was alive after the Policy had been in force for two years from the date of issue. This provision does not apply to any riders providing benefits specifically for disability or death by accident. Also, we cannot challenge the validity of any increase in the face amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.

SUICIDE - The net death benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the date of issue. Instead, we will pay the beneficiary all payments made for the Policy, without interest, less any outstanding loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in face amount, we will not recognize the increase. We will pay to the beneficiary the monthly insurance protection charges paid for the increase, plus any other net death benefit payable under the policy.

MISSTATEMENT OF AGE OR SEX - If the Insured's age or sex is not correctly stated in the Policy application, we will adjust the death benefit under the Policy to reflect the correct age and sex. The adjusted death benefit will be the Policy Value plus the insurance protection amount that the most recent monthly insurance protection charge would have purchased for the correct age and sex. We will not reduce the death benefit to less than the guideline minimum sum insured. For a unisex Policy, there is no adjusted benefit solely for misstatement of sex.
Certain rider benefits may also be adjusted for misstatement of age or sex.

DELAY OF PAYMENTS - Amounts payable from the Separate Account for surrender, partial withdrawals, net death benefit, Policy loans and transfers may be postponed whenever

         .        The New York Stock Exchange is closed other than customary weekend and holiday closings

         .        The SEC restricts trading on the New York Stock Exchange

         .        The SEC  determines  an  emergency  exists,  so that  disposal of  securities  is not  reasonably
                  practicable  or it is not reasonably  practicable  to compute the value of the Separate  Account's
                  net assets

We may delay paying any amounts derived from payments you made by check until the check has cleared your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months.

                                             FEDERAL TAX CONSIDERATIONS

The following description is a brief summary of some of the federal tax considerations based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policy owner is a corporation. You should consult a qualified tax adviser to apply the law to your circumstances.

TRANSAMERICA  OCCIDENTAL  LIFE  INSURANCE  COMPANY  AND THE  SEPARATE  ACCOUNT -
Transamerica is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Separate Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Separate Account.

Under current laws, Transamerica may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Separate Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE POLICIES - We believe that the Policies described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Policy Value to the death benefit. As life insurance contracts, the net death benefits of the Policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the Internal Revenue Service ("IRS") on the issue, we believe that providing the same amount at risk after age 99 as is provided at age 99 should be sufficient to maintain the excludibility of the death benefit after age 99. However, this lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in Policy Value is not taxable until received by you or your designee (but see "MODIFIED ENDOWMENT CONTRACTS").

Federal tax law requires that the investment of each sub-account funding the Policies is adequately diversified according to Treasury regulations. We believe that the portfolios currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Policy owners may direct their investment assets to divisions of a separate investment account without being treated as the owner of such assets who is taxed directly on the income from such assets. Regulations may provide such guidance in the future. The Policies or our administrative rules may be modified as necessary to prevent a Policy owner from being treated as the owner of any assets of the Separate Account who is taxed directly on their income.

A surrender, partial withdrawal, distribution, payment at maturity date, change in the death benefit option, change in the face amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy may be taxable to the Policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, Policy owner or beneficiary.

POLICY LOANS - Transamerica believes that non-preferred loans received under the Policy will be treated as an indebtedness of the Policy owner for federal income tax purposes. Under current law, these loans will not constitute income for the Policy owner while the Policy is in force (but see "Modified Endowment
Contracts"). There is a risk, however, that a preferred loan may be characterized by the IRS as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently from a non-preferred loan.
This lack of specific guidance makes the tax treatment of preferred loans uncertain.

INTEREST DISALLOWANCE - Under Section 264(a)(4) of the Code, as amended in 1997, interest on Policy loans is generally nondeductible for a Policy issued or materially changed after June 8, 1997. In addition, under Section 264(f) certain policies under which a trade or business (other than a sole proprietorship or a business performing services as an employee) is directly or indirectly a beneficiary can subject a taxpayer's interest expense to partial disallowance (if the Policy is issued or materially changed after June 8, 1997), to the extent such interest expense is allocable to the taxpayer's unborrowed cash values thereunder. You should consult your tax advisor on how the rules governing the non-deductibility of interest would apply in your individual situation.

MODIFIED ENDOWMENT CONTRACTS - Special rules described below apply to the tax treatment of loans and other distributions under any life insurance contract that is classified as a modified endowment contract ("MEC") under Section 7702A of the Code. A MEC is a life insurance contract that either fails the "7-pay test" or is received in exchange for a MEC. In general, a Policy will fail this 7-pay test if the cumulative premiums and other amounts paid for the Policy at any time during the first 7 contract years (or during any subsequent 7-year test period resulting from a material change in the Policy) exceed the sum of the net level premiums which would have been paid up to such time if the Policy had provided for certain paid-up future benefits after the payment of 7 level annual premiums. If to comply with this 7-pay test limit any premium amount is refunded with applicable interest no later than 60 days after the end of the contract year in which it is received, such refunded amount will be removed from the cumulative amount of premiums that is compared against such 7-pay test limit. If there is any reduction in the Policy's benefits (e.g., upon a withdrawal, death benefit reduction or termination of a rider benefit) during a 7-pay test period, the Policy will be retested retroactively from the start of such period by taking into account such reduced benefit level from such starting date. Generally, any increase in death benefits or other material change in the Policy may be treated as producing a new contract for 7-pay test purposes, requiring the start of a new 7-pay test period as of the date of such change.

DISTRIBUTIONS UNDER MODIFIED ENDOWMENT CONTRACTS - Under Section 72(c)(10) of the Code, loans, withdrawals and other distributions made prior to the Insured's death under a MEC are includible in gross income on an "income-out-first" basis, i.e., the amount received is treated as allocable first to the "income in the contract" and then to a tax-free recovery of the Policy's " investment in the contract" (or "tax basis"). Generally, a Policy's tax basis is equal to its total premiums less amounts recovered tax-free. To the extent that the Policy's cash value (ignoring surrender charges except upon a full surrender) exceeds its tax basis, such excess constitutes its "income in the contract." However, under Code Section 72(e)(11)(A)(i), where more than one MEC has been issued to the same policyholder by the same insurer (or an affiliate) during a calendar year, all such MEC's are aggregated for purposes of determining the amount of a distribution from any such MEC that is includible in gross income. In addition, any amount includible in gross income from a MEC distribution is subject to a 10% penalty tax on premature distributions under Section 72(v) of the Code, unless the taxpayer has attained age 59 1/2 or is disabled or the payment is part of a series of substantially equal periodic payments for a qualifying lifetime period. Furthermore, under Section 72(e)(4)(A) of the Code, any loan, pledge, or assignment of (or any agreement to assign or pledge) any portion of a MEC's cash value is treated as producing an amount received for purposes of these MEC distribution rules. It is unclear to what extent this assignment rule applies to a collateral assignment that does not secure a loan or pledge (e.g., in certain split-dollar arrangements). Under Code Section 7702A(d) the MEC distribution rules apply not only to all distributions made during the contract year in which the Policy fails the 7-pay test (and later years), but also to any distributions made "in anticipation of" such failure, which is deemed to include any distributions made during the two years prior to such failure. The Treasury Department has not yet issued regulations or other guidance indicating what other distributions can be treated as made "in anticipation of" such a failure or how (e.g., as of what date) should "income in the contract" be determined for purposes of any distribution that is deemed to be made in anticipation of a failure.

                                  VOTING RIGHTS

We are the legal owner of all portfolio shares held in the Separate Account and each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from Policy owners with Policy Value in the sub-account. If any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares relate to the Policies.

We will provide each person having a voting interest in a portfolio with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Separate Account that do not relate to the Policies.

We will compute the number of votes that a policy owner has the right to instruct on the record date established for the portfolio. This number is the quotient of

       o         Each Policy owner's Policy Value in the sub-account divided by

         o The net asset value of one share in the portfolio in which the assets of the sub-account are invested

We may disregard voting instructions Policy owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Policy owners.


                                        DIRECTORS AND PRINCIPAL OFFICERS OF
                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

         Robert                                      Abeles* Director, Executive
                                                     Vice  President  and  Chief
                                                     Financial  Officer of TOLIC
                                                     since 1996.  Executive Vice
                                                     President     and     Chief
                                                     Financial  Officer of First
                                                     Interstate      Bank     of
                                                     California   from  1990  to
                                                     1996.

         Nicki                                       Bair* Senior Vice President
                                                     of TOLIC since  1996.  Vice
                                                     President   of  TOLIC  from
                                                     1991 to 1996.

         Roy                                         Chong-Kit*    Senior   Vice
                                                     President  and  Actuary  of
                                                     TOLIC  since   1997.   Vice
                                                     President  and  Actuary  of
                                                     TOLIC  from  1995 to  1997.
                                                     Actuary  of TOLIC from 1988
                                                     to 1995.

         Bruce                                       Clark*      Senior     Vice
                                                     President and Chief Actuary
                                                     of TOLIC since  1996.  Vice
                                                     President  and  Actuary  of
                                                     TOLIC  from  1994 to  1996.
                                                     Vice      President     and
                                                     Associate  Actuary of TOLIC
                                                     from 1988 to 1994.

         Thomas J. Cusack*                  Director, Chairman, President and Chief Executive
                                                     Officer of TOLIC since 1997.  Director, President and Chief
                                                     Executive Officer of TOLIC since 1995.  Senior Vice
                                                     President of Transamerica Corporation from 1993 to 1995.
                                                     Vice President of Corporate Development of General Electric
                                                     Company from 1989 to 1993.

         James W. Dederer, CLU*                                        Director, Executive Vice President,
                                                     General Counsel and Corporate Secretary of TOLIC since 1988.

         Richard H. Finn****                                           Director and Executive Vice President of
                                                     Transamerica Corporation since 1993.  Director, President
                                                     and Chief Executive Officer of Transamerica Finance Group,
                                Inc. since 1990.

         David E. Gooding*                  Director and Executive Vice President of TOLIC since 1992.

         Edgar H. Grubb****                                            Director, Executive Vice President and
                                                     Chief Financial Officer of Transamerica Corporation since
                                                     1993.  Senior Vice President of Transamerica Corporation
                                                     1989-1993.

         Frank C. Herringer****                                        Director, President and Chief Executive
                                                     Officer of Transamerica Corporation since 1991.

         Daniel E. Jund, FLMI*                       Senior Vice President of TOLIC since 1988.

         Richard N. Latzer****                                         Director, Senior Vice President and Chief
                                                     Investment Officer of Transamerica Corporation since 1989.
                                                     Director, President and Chief Executive Officer of
                                                     Transamerica Investment Services, Inc.  since 1988.

         Karen                                       MacDonald* Director, Senior
                                                     Vice      President     and
                                                     Corporate  Actuary of TOLIC
                                                     since  1995.   Senior  Vice
                                                     President   and   Corporate
                                                     Actuary from 1992 to 1995.

         Gary U. Rolle'*                                                        Director, Executive Vice President
                                                     and Chief Investment Officer of Transamerica Investment
                                                     Services, Inc. since 1981.


         William                                     N.   Scott,   CLU,   FLMI**
                                                     Senior  Vice  President  of
                                                     TOLIC  since   1993.   Vice
                                                     President   of  TOLIC  from
                                                     1988 to 1993.

         T.                                          Desmond  Sugrue*   Director
                                                     and     Executive      Vice
                                                     President  of  TOLIC  since
                                                     1997. Senior Vice President
                                                     of TOLIC from 1996 to 1997.
                                                     Self-employed  - Consulting
                                                     from 1994 to 1996. Employed
                                                     at  Bank  of  America  from
                                                     1988 to 1993.

         Claude                                      W. Thau,  FSA** Senior Vice
                                                     President  of  TOLIC  since
                                                     1996.   Vice  President  of
                                                     TOLIC from 1985 to 1996.


         Bruce A. Turkstra*                                            Executive Vice President and Chief
                                                     Information Officer since 1997.  Chief Information Officer of Andersen Worldwide from 1991-1997.


         Nooruddin S. Veerjee, FSA*                           Director, President of Group Pension Division of
                                                     TOLIC since 1993.    President of Insurance Products
                              Division since 1997.
                                                     Senior  Vice  President  of
                                                     TOLIC  from  1992 to  1993.
                                                     Vice   President  of  TOLIC
                                                     from 1990 to 1992.

         Ron                                         F.   Wagley*   Senior  Vice
                                                     President  and Chief Agency
                                                     Officer   of  TOLIC   since
                                                     1993.   Vice  President  of
                                                     TOLIC from 1989 to 1993.

         Robert A. Watson****                                          Director and Executive Vice President of
                                                     Transamerica Corporation since 1995.  President and Chief
                                                     Executive Officer Westinghouse Financial Services, 1992-1995.

         William                                     R. Wellnitz,  FSA*** Senior
                                                     Vice  President and Actuary
                                                     of TOLIC since  1996.  Vice
                                                     President  and  Reinsurance
                                                     Actuary  of TOLIC from 1988
                                                     to 1996.

         *The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 1100 Walnut Street, 23rd Floor, Kansas City, Missouri 64106. ***The business address is 401 North Tryon Street, Charlotte, North Carolina 28202. ****The business address is 600 Montgomery Street, San Francisco, California 94111.

The depositor is insured under a broad manuscript fidelity bond program with coverage limits of $40,000,000. The lead underwriter is Continental Casualty Company of Chicago, Illinois.

                                                    DISTRIBUTION

Transamerica Securities Sales Corporation acts as the principal underwriter and general distributor of the Policies. Transamerica Securities Sales Corporation is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers. Broker-dealers sell the Policies through their registered representatives who are appointed by us.

We pay to broker-dealers who sell the Policy commissions based on a commission schedule. After the date of issue or an increase in face amount, commissions will be 90% of the first-year payments up to a payment amount we established and 5% of any excess. After the first year, commissions will be 2% of payments plus 0.30% annually of unloaned Policy Value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through

     o    The payment expense charge

     o    The surrender charge

     o Investment earnings on amounts allocated under the Policies to the Fixed Account

Commissions paid on the Policies, including other incentives or payments, are not charged to Policy owners or to the Separate Account.

                                     REPORTS

We will maintain the records for the Separate Account. We will promptly send you statements of transactions under your Policy, including

     o    Payments

     o    Changes in face amount

     o    Changes in death benefit option

     o    Transfers among sub-accounts and the Fixed Account

     o    Partial withdrawals

     o    Increases in loan amount or loan repayments

     o    Lapse or default for any reason

     o    Reinstatement

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy Value, surrender value, amounts in the sub-accounts and Fixed Account, and any Policy loans. We will send you such reports containing financial statements and other information for the portfolios as the 1940 Act requires.

                             PERFORMANCE INFORMATION

We may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the portfolios have been in existence. The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the sub-accounts and the portfolios.

Total return and average annual total return are based on the hypothetical profile of a representative Policy owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the portfolio's return.

Performance information under the Policies is net of portfolio expenses, mortality and expense risk charges, administration charges, monthly insurance protection charges and surrender charges.

We take a representative Policy owner and assume that

     o    The Insured is a male Age 45, standard non-smoker underwriting class

     o The Policy owner had allocations in each of the sub-accounts for the fund durations shown, and

     o    There was a full surrender at the end of the applicable period

We may compare performance information for a sub-account in reports and promotional literature to

     o    Standard & Poor's 500 Stock Index ("S & P 500")

     o    Dow Jones Industrial Average ("DJIA")

     o    Shearson Lehman Aggregate Bond Index

     o Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets

     o Other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services

     o   Other   services,   companies,   publications,   or  persons   such  as
         Morningstar, Inc., who rank the investment products on performance or other criteria

     o    The Consumer Price Index

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administration charges, separate account charges and fund management costs and expenses. Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a portfolio's success in meeting its investment objectives.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Policy owners and prospective Policy owners. These topics may include

     o The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing)

     o The advantages and disadvantages of investing in tax-deferred and taxable investments

     o    Customer profiles and hypothetical payment and investment scenarios

     o    Financial management and tax and retirement planning

     o   Investment  alternatives to certificates of deposit and other financial
         instruments,   including  comparisons  between  the  Policies  and  the
         characteristics of, and market for, the financial instruments

In each table below, "One-Year Total Return" refers to the total of the income generated by a sub-account, based on certain charges and assumptions as described in the respective tables, for the one-year period ended December 31, 1996. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the sub-account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

                                         Table I: SUB-ACCOUNT PERFORMANCE
            (Net of all Charges and Assuming Surrender of the Policy)


The following performance information is based on the periods that the portfolios have been in existence. The data is net of expenses of the portfolios, all sub-account charges, and all Policy charges (including surrender charges) for a representative Policy. It is assumed that the Insured is Male, Age 45, standard non-smoker underwriting class, that the face amount of the Policy is $200,000, the death benefit option is the Level Option, that an annual payment of $3,800 (approximately the guideline level premium) was made at the beginning of each Policy year, that all payments were allocated to each sub-account individually, and that there was a full surrender of the Policy at the end of the applicable period. Returns are for the period ending December 31, 1996.


---------------------------------------------------------------------------------------------------------------------
                                         Portfolio                     5 Year     10 Year or Life of   Years Since
             Sub-Account                 Inception                     Average     the Portfolio (if  Inception (if
           Investing in the            Date (if less    One Year    Annual Total     Less) Average     Less than 10
       Corresponding Portfolio              than      Total Return     Return     Annual Total Return     Years)
                                         10 Years)
---------------------------------------------------------------------------------------------------------------------


Janus Aspen Worldwide Growth             09/13/1993      -97.96%                         1.32%             3.30
Morgan Stanley International Magnum      01/02/1997                                    -100% (1)           0.75
Dreyfus VIF Small Cap                    08/31/1990     -100.00%       25.15%           40.92%             6.34
OCC Accumulation Trust Small Cap (2)     08/01/1988     -100.00%        1.50%            8.00%             8.42
MFS VIT Emerging Growth                  07/24/1995     -100.00%                        -47.16%            1.44
Alliance VPF Premier Growth              06/26/1992     -100.00%                         5.07%             4.52
Dreyfus VIF Capital Appreciation         04/28/1993     -100.00%                        -1.24%             3.68
MFS VIT Research                         07/26/1995     -100.00%                        -48.34%            1.44
Transamerica  VIF Growth                    n/a            n/a           n/a              n/a              n/a
Alger American Income & Growth           11/15/1988     -100.00%       -1.05%            4.14%             8.13
Alliance VPF Growth & Income             01/15/1991     -100.00%        2.24%            2.84%             5.96
MFS VIT Growth with Income               10/09/1995     -100.00%                        -61.21%            1.23
Janus Aspen Balanced                     09/13/1993     -100.00%                        -8.34%             3.30
OCC Accumulation Trust Managed (3)       08/01/1988     -100.00%        6.66%           13.71%             8.42
Morgan Stanley UF High Yield             01/02/1997                                    -100% (1)           0.75
Morgan Stanley UF Fixed Income           01/02/1997                                    -100% (1)           0.75
Transamerica VIF Money Market               n/a                                                            n/a

---------------------------------------------------------------------------------------------------------------------

(1) Sub-account performance is for the period January 2, 1997 through September 30, 1997.

(2) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

(3) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Managed Portfolio immediately after the transaction were $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                                         Table II: SUB-ACCOUNT PERFORMANCE
            (Excluding Monthly Policy Charges and Surrender Charges)

The following performance information is based on the periods that the portfolios have been in existence. The performance information is net of total portfolio expenses, all sub-account charges and premium tax and expense charges. The data does NOT reflect monthly charges under the Policies or surrender charges. It is assumed that an annual payment of $3,800 (approximately the guideline level premium for a Policy issued to a Male, Age 45, standard, non-smoker underwriting class for a $200,000 face amount with a Level Death Benefit Option) was made at the beginning of each Policy year and that all payments were allocated to each sub-account individually. Returns are for the period ending December 31, 1996.

--------------------------------------------------------------------------------------------------------------------------
                                           Portfolio                       5 Year       10 Year or Life of   Years Since

              Sub-Account                  Inception                       Average      the Portfolio (if     Inception
            Investing in the             Date (if less   One YearTotal  Annual Total   Less) Average Annual    (if Less
        Corresponding Portfolio          than 10 years)     Return         Return          Total Return        than 10
                                           10 Years)      Total Return    RetReturn                             Years)

--------------------------------------------------------------------------------------------------------------------------


Janus Aspen Worldwide Growth               09/13/1993       22.90%                            19.72%             3.30
Morgan Stanley International Magnum        01/02/1997                                       14.74% (1)           0.75
Dreyfus VIF Small Cap                      08/31/1990       11.19%         33.82%             46.37%             6.34
OCC Accumulation Trust Small Cap (2)       08/01/1988       13.06%         12.14%             12.88%             8.42
MFS VIT Emerging Growth                    07/24/1995       11.45%                            18.67%             1.44
Alliance VPF Premier Growth                06/26/1992       16.85%                            16.55%             4.52
Dreyfus VIF Capital Appreciation           04/28/1993       19.58%                            15.44%             3.68
MFS VIT Research                           07/26/1995       16.51%                            17.49%             1.44
Transamerica  VIF Growth                      n/a             n/a            n/a               n/a               n/a
Alger American Income & Growth             11/15/1988       13.97%          9.89%             9.47%              8.13
Alliance VPF Growth & Income               01/15/1991       18.17%         12.80%             11.09%             5.96
MFS VIT Growth with Income                 10/09/1995       18.53%                            18.50%             1.23
Janus Aspen Balanced                       09/13/1993       10.65%                            11.31%             3.30
OCC Accumulation Trust Managed (4)         08/01/1988       16.92%         16.75%             18.26%             8.42
Morgan Stanley UF High Yield               01/02/1997                                       8.42% (1)            0.75
Morgan Stanley UF Fixed Income             01/02/1997                                       2.71% (1)            0.75
Transamerica VIF Money Market                 n/a                                                                n/a

--------------------------------------------------------------------------------------------------------------------------

(1) Sub-account performance is for the period January 2, 1997 through September 30, 1997.

(2) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

(3) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at which time the Present Trust commenced operations. The total net assets of the Managed Portfolio immediately after the transaction were $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                                LEGAL PROCEEDINGS

There are no pending legal proceedings involving the Separate Account or its assets. Transamerica is not involved in any litigation that is materially important to its total assets.

                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company if

     o    The shares of the portfolio are no longer available for investment or

     o In our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Policy owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policy owner's request.

We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity contracts ("mixed funding"). Shares of the portfolios are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Policy owners or variable annuity Policy owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance Policy owners or variable annuity Policy owners. Transamerica will monitor events to identify any material conflicts among Policy owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Policy to reflect a substitution or other change and will notify Policy owners of the change. Subject to any approvals the law may require, the Separate Account or any sub-accounts may be

     o    Operated as a management company under the 1940 Act

     o    Deregistered under the 1940 Act if registration is no longer required
 OR

     o    Combined with other sub-accounts or our other separate accounts

                                                FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                                      MORE INFORMATION ABOUT THE FIXED ACCOUNT

This prospectus serves as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in our General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

GENERAL DESCRIPTION - You may allocate part or all of your net payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.


FIXED ACCOUNT INTEREST - We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The interest rates credited to the portion of Policy Value in the Fixed Account are set by us, but will never be less than 4% per year. We may establish higher interest rates and the initial interest rates and the renewal interest rates may be different. We will guarantee initial interest rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy anniversary. At each Policy anniversary, we will credit the renewal interest rate effective on that date to money remaining in the Fixed Account. We will guarantee this rate for one year. The initial and the renewal interest rates do not apply to the portion of the Policy Value in the Fixed Account which secures any outstanding loan. See below "TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS."


TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS - If a Policy is surrendered or if a partial withdrawal is made, a surrender charge or partial withdrawal charge may be imposed. On a decrease in face amount, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. We deduct partial withdrawals from the portion of the Policy Value allocated to the Fixed Account on a last-in/firstout basis.

The first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge for each transfer in that Policy year. (We may increase the charge to a maximum of $25.) The transfer privilege is subject to our consent and to our then current rules.

Policy loans may also be made from the portion of the Policy Value in the Fixed Account. We will credit that part of the Policy Value that is equal to any outstanding loan with interest at an effective annual yield of at least 6.0% (7.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, net death benefits and Policy loans from the Fixed Account for up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on policies that we or our affiliates issue will not be delayed.

INDEPENDENT AUDITORS


The consolidated financial statements of Transamerica at December 31, 1996, have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their report appearing elsewhere herein, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Transamerica at September 30, 1997, have not been audited. There are no audited financial statements for the Separate Account since it had not commenced operations as of the date of this prospectus.



                                                FINANCIAL STATEMENTS

Financial Statements for Transamerica are included in this prospectus, starting on the next page. Transamerica Occidental Life Separate Account VUL-1 has not yet commenced operations and, therefore, no financial statement is included for the Separate Account. The financial statements of Transamerica should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                    Audited Consolidated Financial Statements



         Transamerica Occidental Life Insurance Company and Subsidiaries


                                December 31, 1996

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

Audited Consolidated Financial Statements

December 31, 1996






Audited Consolidated Financial Statements

Report of Independent Auditors...........................  1
Consolidated Balance Sheet...............................  2
Consolidated Statement of Income.........................  3
Consolidated Statement of Shareholder's Equity...........  4
Consolidated Statement of Cash Flows.....................  5
Notes to Consolidated Financial Statements...............  6

2721:T-10
3/20/97




                                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Transamerica Occidental Life Insurance Company


We have audited the accompanying consolidated balance sheet of Transamerica Occidental Life Insurance Company and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transamerica Occidental Life Insurance Company and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note A, the Company changed its method of accounting for certain debt securities effective January 1, 1994.


                                ERNST & YOUNG LLP


February 12, 1997

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET



                                                                                       December 31
                                                                             1996                     1995
                                                                    ---------------------    -------------
                                                                                 (In thousands, except
                                                                                    for share data)
ASSETS

Investments:
   Fixed maturities available for sale                              $          26,980,676    $          25,997,403
   Equity securities available for sale                                           471,734                  307,881
   Mortgage loans on real estate                                                  716,669                  565,086
   Real estate                                                                     24,876                   38,376
   Policy loans                                                                   442,607                  426,377
   Other long-term investments                                                     66,686                   62,536
   Short-term investments                                                         135,726                  211,500
                                                                    ---------------------    ---------------------
                                                                               28,838,974               27,609,159
Cash                                                                               35,817                   49,938
Accrued investment income                                                         404,866                  394,008
Accounts receivable                                                               297,967                  174,266
Reinsurance recoverable on paid and unpaid losses                                 829,653                1,957,160
Deferred policy acquisitions costs                                              2,138,203                1,974,211
Other assets                                                                      256,382                  257,333
Separate account assets                                                         3,527,950                2,533,424
                                                                    ---------------------    ---------------------

                                                                    $          36,329,812    $          34,949,499
                                                                    =====================    =====================

LIABILITIES AND SHAREHOLDER'S EQUITY

Policy liabilities:
   Policyholder contract deposits                                   $          22,718,955    $          22,057,773
   Reserves for future policy benefits                                          5,275,149                5,245,233
   Policy claims and other                                                        502,331                  542,511
                                                                    ---------------------    ---------------------
                                                                               28,496,435               27,845,517

Income tax liabilities                                                            388,852                  587,801
Accounts payable and other liabilities                                            560,663                  534,866
Separate account liabilities                                                    3,527,950                2,533,424
                                                                    ---------------------    ---------------------
                                                                               32,973,900               31,501,608
Shareholder's equity:
   Common stock ($12.50 par value):
     Authorized--4,000,000 shares
     Issued and outstanding--2,206,933 shares                                      27,587                   27,587
   Additional paid-in capital                                                     335,619                  333,578
   Retained earnings                                                            2,467,406                2,171,412
   Foreign currency translation adjustments                                       (24,472)                 (23,618)
   Net unrealized investment gains                                                549,772                  938,932
                                                                    ---------------------    ---------------------
                                                                                3,355,912                3,447,891
                                                                    ---------------------    ---------------------

                                                                    $          36,329,812    $          34,949,499
                                                                    =====================    =====================
See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME




                                                                                 Year Ended December 31
                                                                        1996             1995             1994
                                                                  ---------------  ---------------  ----------
                                                                                     (In thousands)

Revenues:
   Premiums and other considerations                              $     1,798,034  $     1,811,888  $     1,430,019
   Net investment income                                                2,077,232    1,972,759            1,771,575
   Other operating revenue                                                      -                -           13,273
   Net realized investment gains                                           17,471           28,112           20,730
                                                                  ---------------  ---------------  ---------------
             TOTAL REVENUES                                             3,892,737        3,812,759        3,235,597


Benefits:
   Benefits paid or provided                                            2,714,841        2,587,468        2,116,125
   Increase in policy reserves and liabilities                             57,968          236,205          204,159
                                                                  ---------------  ---------------  ---------------
                                                                        2,772,809        2,823,673        2,320,284

Expenses:
   Amortization of deferred policy acquisition costs                      235,180          182,123          176,033
   Salaries and salary related expenses                                   158,699          145,681          133,591
   Other expenses                                                         224,084          200,339          190,500
                                                                  ---------------  ---------------  ---------------
                                                                          617,963          528,143          500,124
                                                                  ---------------  ---------------  ---------------
                                 TOTAL BENEFITS AND EXPENSES            3,390,772        3,351,816        2,820,408
                                                                  ---------------  ---------------  ---------------

             INCOME BEFORE INCOME TAXES                                   501,965          460,943          415,189

Provision for income taxes                                                164,685          149,647          143,491
                                                                  ---------------  ---------------  ---------------

                                                  NET INCOME      $       337,280  $       311,296  $       271,698
                                                                  ===============  ===============  ===============



See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

                                                                                                                     Net
                                                                                                    Foreign      Unrealized
                                                                   Additional                      Currency      Investment
                                             Common Stock            Paid-in      Retained        Translation       Gains
                                          Shares        Amount       Capital      Earnings        Adjustments     (Losses)
                                                                (In thousands, except for share data)

Balance at January 1, 1994               2,206,933   $   27,587   $   319,279  $   1,689,534    $   (21,054)  $     63,582

   Cumulative effect of change in
     accounting for investments                                                                                    795,187
   Net income                                                                        271,698
   Dividends declared                                                                (40,000)
   Change in foreign currency
     translation adjustments                                                                         (7,293)
   Change in net unrealized
     investment gains (losses)                                                                                  (1,180,229)

Balance at December 31, 1994             2,206,933       27,587       319,279      1,921,232        (28,347)      (321,460)

   Net income                                                                        311,296
   Capital contributions from                                          14,299
     parent
   Dividends declared                                                                (61,116)
   Change in foreign currency
     translation adjustments                                                                          4,729
   Change in net unrealized
     investment gains (losses)                                                                                   1,260,392

Balance at December 31, 1995             2,206,933       27,587       333,578      2,171,412        (23,618)       938,932

   Net income                                                                        337,280
   Capital contributions from
     parent                                                             2,041
   Dividends declared                                                                (41,286)
   Change in foreign currency
     translation adjustments                                                                           (854)
   Change in net unrealized
     investment gains                                                                                             (389,160)

Balance at December 31, 1996             2,206,933   $   27,587   $   335,619  $   2,467,406    $   (24,472)  $    549,772
                                      ============   ==========   ===========  =============    ===========   ============



See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                     Year Ended December 31
                                                                           1996              1995               1994
                                                                     ---------------   ----------------   ----------
                                                                                        (In thousands)
OPERATING ACTIVITIES
   Net income                                                        $       337,280   $        311,296   $       271,698
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Changes in:
         Reinsurance recoverable                                             (73,328)          (466,669)         (290,926)
         Accounts receivable                                                (159,309)           (58,866)          (31,934)
         Policy liabilities                                                  949,108          1,273,723           804,296
         Other assets, accounts payable and other
           liabilities, and income taxes                                     (32,662)          (252,362)          133,499
       Policy acquisition costs deferred                                    (388,003)          (381,806)         (394,858)
       Amortization of deferred policy acquisition costs                     268,770            191,313           182,312
       Net realized gains on investment transactions                         (51,061)           (37,302)          (27,009)
       Other                                                                 (15,758)           (22,862)         (124,643)
                                                                     ---------------   ----------------   ---------------

                                            NET CASH PROVIDED BY
                                            OPERATING ACTIVITIES             835,037            556,465           522,435


INVESTMENT ACTIVITIES
   Purchases of securities                                                (7,362,635)        (5,667,539)       (9,354,375)
   Purchases of other investments                                           (334,895)          (330,503)         (143,771)
   Sales of securities                                                     5,064,780          3,587,367         4,607,572
   Sales of other investments                                                175,001            155,084           143,815
   Maturities of securities                                                  506,941            341,485         2,251,763
   Net change in short-term investments                                       75,774            (67,337)           38,597
   Other                                                                     (21,358)           (35,384)          (25,354)
                                                                     ---------------   ----------------   ---------------

                                                NET CASH USED BY
                                            INVESTING ACTIVITIES          (1,896,392)        (2,016,827)       (2,481,753)


FINANCING ACTIVITIES
   Additions to policyholder contract deposits                             6,260,653          5,151,428         4,434,726
   Withdrawals from policyholder contract deposits                        (5,173,419)        (3,624,044)       (2,419,915)
   Dividends paid to parent                                                  (40,000)           (60,000)          (40,000)
                                                                     ---------------   ----------------   ---------------

                                            NET CASH PROVIDED BY
                                            FINANCING ACTIVITIES           1,047,234          1,467,384         1,974,811
                                                                     ---------------   ----------------   ---------------

                                     INCREASE (DECREASE) IN CASH             (14,121)             7,022            15,493

Cash at beginning of year                                                     49,938             42,916            27,423
                                                                     ---------------   ----------------   ---------------

                                             CASH AT END OF YEAR     $        35,817   $         49,938   $        42,916
                                                                     ===============   ================   ===============



See notes to consolidated financial statements.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Transamerica Occidental Life Insurance Company ("TOLIC") and its subsidiaries (collectively, the "Company"), engage in providing life insurance, pension and annuity products, reinsurance, structured settlements and investments, which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company's customers are primarily in the United States and Canada.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which differ from statutory accounting practices prescribed or permitted by regulatory authorities.

Use of Estimates: Certain amounts reported in the accompanying consolidated financial statements are based on the management's best estimates and judgment. Actual results could differ from those estimates.

New Accounting Standards: In June of 1996, the Financial Accounting Standards Board issued a new standard on accounting for transfers of financial assets, servicing of financial assets and extinguishment of liabilities. The Company must adopt the standard in 1997. The standard requires that a transfer of financial assets be accounted for as a sale only if certain specified conditions for surrender of control over the transferred assets exist. When adopted, the standard is not expected to have a material effect on the consolidated financial position or results of operations of the Company.

In 1996, the Company adopted the Financial Accounting Standards Board's new standard on accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The standard requires that an impaired long-lived asset be measured based on the fair value of the asset to be held and used or the fair value less cost to sell of the asset to be disposed of. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1995, the Company adopted the Financial Accounting Standards Board's standard on accounting for impairment of loans, which requires that an impaired loan be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1994, the Company adopted the Financial Accounting Standards Board's standard on accounting for certain investments in debt and equity securities which requires the Company to report at fair value, with unrealized gains and losses excluded from earnings and reported on an after tax basis as a separate component of shareholder's equity, its investments in debt securities for which the Company does not have the positive intent and ability to hold to maturity. Additionally, such unrealized gains and losses are considered in evaluating deferred policy acquisition costs, with any resultant adjustment also excluded from earnings and reported on an after tax basis in shareholder's equity. As of January 1, 1994, the impact of adopting the standard was to increase shareholder's equity by $795.2 million (net of deferred policy acquisition cost adjustment of $367.2 million and deferred taxes of $428.2 million) with no effect on net income.

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of TOLIC and its subsidiaries, all of which operate primarily in the life insurance industry. TOLIC is a wholly owned subsidiary of Transamerica Insurance Corporation of California, which is a wholly owned subsidiary of Transamerica Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments:  Investments are reported on the following bases:

       Fixed maturities--All debt securities, including redeemable preferred stocks, are classified as available for sale and carried at fair value. The Company does not carry any debt securities principally for the purpose of trading. Prepayments are considered in establishing amortization periods for premiums and discounts and amortized cost is further adjusted for other-than-temporary fair value declines. Derivative instruments are also reported as a component of fixed maturities and are carried at fair value if designated as hedges of securities available for sale or at amortized cost if designated as hedges of liabilities. See Note K - Financial Instruments.

       Equity securities available for sale (common and nonredeemable preferred stocks)--at fair value. The Company does not carry any equity securities principally for the purpose of trading.

       Mortgage  loans  on  real  estate--at   unpaid  balances,   adjusted  for
       amortization  of  premium  or  discount,   less  allowance  for  possible
       impairment.

       Real estate--Investment real estate that the Company intends to hold for the production of income is carried at depreciated cost less allowance for possible impairment. Properties held for sale, primarily foreclosed assets, are carried at the lower of depreciated cost or fair value less estimated selling costs.

       Policy loans--at unpaid balances.

       Other  long-term   investments--at  cost,  less  allowance  for  possible
impairment.

       Short-term investments--at cost, which approximates fair value.

Realized gains and losses on disposal of investments are determined generally on a specific identification basis. The Company reports realized gains and losses on investment transactions in the accompanying consolidated statement of income, net of the amortization of deferred policy acquisition costs when such amortization results from the realization of gains or losses other than as originally anticipated on the sale of investments associated with interest-sensitive products. Changes in fair values of fixed maturities available for sale and equity securities available for sale are included in net unrealized investment gains or losses after adjustment of deferred policy acquisition costs and reserves for future policy benefits, net of deferred income taxes, as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Deferred Policy Acquisition Costs (DPAC): Certain costs of acquiring new and renewal insurance contracts, principally commissions, medical examination and inspection report fees, and certain variable underwriting, issue and field office expenses, all of which vary with and are primarily related to the production of such business, have been deferred. DPAC for non-traditional life and investment-type products are amortized over the life of the related policies in relation to estimated future gross profits. DPAC for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized, using principally the same assumptions used for computing future policy benefit reserves. DPAC is adjusted as if unrealized gains or losses on securities available for sale were realized. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Separate Accounts: The Company administers segregated asset accounts for certain holders of universal life policies, variable annuity contracts, and other pension deposit contracts. The assets held in these Separate Accounts are invested primarily in fixed maturities, equity securities, other marketable securities, and short-term investments. The Separate Account assets are stated at fair value and are not subject to liabilities arising out of any other business the Company may conduct. Investment risks associated with fair value changes are borne by the contract holders. Accordingly, investment income and realized gains and losses attributable to Separate Accounts are not reported in the Company's results of operations.

Policyholder Contract Deposits: Non-traditional life insurance products include universal life and other interest-sensitive life insurance policies. Investment-type products include single and flexible premium deferred annuities, single premium immediate annuities, guaranteed investment contracts, and other group pension deposit contracts that do not have mortality or morbidity risk. Policyholder contract deposits on non-traditional life insurance and investment-type products represent premiums received plus accumulated interest, less mortality charges on universal life products and other administration charges as applicable under the contract. Interest credited to these policies ranged from 2.6% to 9.8% in 1996 and from 2.8% to 10% in 1995 and 1994.

Reserves for Future Policy Benefits: Traditional life insurance products primarily include those contracts with fixed and guaranteed premiums and benefits and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. The reserve for future policy benefits for traditional life insurance products has been provided on a net-level premium method based upon estimated investment yields, withdrawals, mortality, and other assumptions which were appropriate at the time the policies were issued. Such estimates are based upon past experience with a margin for adverse deviation. Interest assumptions range from 2.5% in earlier years to 11.25%. Reserves for future policy benefits are evaluated as if unrealized gains or losses on securities available for sale were realized and adjusted for any resultant premium deficiencies. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Foreign Currency Translation: The effect of changes in exchange rates in translating the foreign subsidiary's financial statements is accumulated as a separate component of shareholder's equity, net of applicable income taxes. Aggregate transaction adjustments included in income were not significant for 1996, 1995, or 1994.

Recognition of Revenue and Costs: Traditional life insurance contract premiums are recognized as revenue over the premium-paying period, with reserves for future policy benefits established from such premiums.

Revenues for universal life and investment products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products consist of interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Claim reserves include provisions for reported claims and claims incurred but not reported.

Reinsurance: Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Yearly renewable term reinsurance is accounted for the same as direct business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. The ceded amounts related to policy liabilities have been reported as an asset.

In 1996, the receivables and payables under certain modified coinsurance arrangements are presented on a net basis to the extent that such receivables and payables are with the same ceding company.

Income Taxes: TOLIC and its domestic subsidiaries are included in the consolidated federal income tax returns filed by Transamerica Corporation, which by the terms of a tax sharing agreement generally requires TOLIC to accrue and settle income tax obligations in amounts that would result from filing separate tax returns with federal taxing authorities.

Deferred income taxes arise from temporary differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, based on enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Fair Values of Financial Instruments: Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded and private placements, fair values are estimated using values obtained from independent pricing services. Fair values for derivative instruments, including off-balance-sheet instruments, are estimated using values obtained from independent pricing services.

Fair values for equity securities are based on quoted market prices.

Fair values for mortgage loans on real estate and policy loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

The carrying amounts of short-term investments, cash, and accrued investment income approximate their fair value.

Fair values for liabilities under investment-type contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered by similar contracts with maturates consistent with those remaining for the contracts being valued. The liabilities under investment-type contracts are included in policyholder contract deposits in the accompanying consolidated balance sheet.

NOTE B--INVESTMENTS

The cost and fair value of fixed maturities available for sale and equity securities are as follows (in thousands):


                                                                         Gross             Gross
                                                                      Unrealized        Unrealized            Fair
                                                       Cost              Gain              Loss               Value
December 31, 1996

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                   $        288,605  $         25,118  $          1,628   $        312,095
   Obligations of states and political
     subdivisions                                         258,596             8,508               538            266,566
   Foreign governments                                    110,283             4,479               520            114,242
   Corporate securities                                15,171,041           779,904           108,999         15,841,946
   Public utilities                                     4,462,063           203,604            35,769          4,629,898
   Mortgage-backed securities                           5,548,067           252,094            56,293          5,743,868
   Redeemable preferred stocks                             66,856            10,281             5,076             72,061
                                                 ----------------  ----------------  ----------------   ----------------

                      Total fixed maturities     $     25,905,511  $      1,283,988  $        208,823   $     26,980,676
                                                 ================  ================  ================   ================

   Equity securities                             $        199,494  $        281,418  $          9,178   $        471,734
                                                 ================  ================  ================   ================

December 31, 1995

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                   $         92,958  $          6,840                     $         99,798
   Obligations of states and political
     subdivisions                                         229,028             7,832  $            572            236,288
   Foreign governments                                    109,632             9,068                 -            118,700
   Corporate securities                                11,945,631         1,126,903            30,581         13,041,953
   Public utilities                                     4,338,637           390,237             2,909          4,725,965
   Mortgage-backed securities                           7,277,976           487,190            15,092          7,750,074
   Redeemable preferred stocks                             21,372             3,757               504             24,625
                                                 ----------------  ----------------  ----------------   ----------------

                      Total fixed maturities     $     24,015,234  $      2,031,827  $         49,658   $     25,997,403
                                                 ================  ================  ================   ================

   Equity securities                             $        150,968  $        163,264  $          6,351   $        307,881
                                                 ================  ================  ================   ================


The cost and fair value of fixed maturities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                                                                             Fair
                                                                          Cost               Value
     Maturity

     Due in 1997                                                    $        482,813   $        511,576
     Due in 1998-2001                                                      3,688,424          3,761,584
     Due in 2002-2006                                                      4,725,231          4,839,666
     Due after 2006                                                       11,394,120         12,051,921
                                                                    ----------------   ----------------
                                                                          20,290,588         21,164,747
     Mortgage-backed securities                                            5,548,067          5,743,868
     Redeemable preferred stock                                               66,856             72,061
                                                                    ----------------   ----------------

                                                                    $     25,905,511   $     26,980,676
                                                                    ================   ================


The components of the carrying value of real estate are as follows (in thousands):

                                                                          1996               1995
                                                                    ---------------    ----------

     Investment real estate                                         $         22,814   $        27,095
     Properties held for sale                                                  2,062            11,281
                                                                    ----------------   ---------------

                                                                    $         24,876   $        38,376
                                                                    ================   ===============

As of December 31, 1996, the Company held a total investment in one issuer, other than the United States Government or a Unites States Government agency or authority, which exceeded 10% of total shareholder's equity as follows (in thousands) (See Note H.):

 Name of Issuer                             Carrying Value

 Transamerica Corporation                   $           613,922

The carrying value of those assets that were on deposit with public officials in compliance with regulatory requirements was $20.8 million at December 31, 1996.

Net investment income (expense) by major investment category is summarized as follows (in thousands):

                                                              1996               1995              1994

     Fixed maturities                                   $      2,005,764   $      1,904,519  $      1,705,618
     Equity securities                                             5,458              3,418             5,587
     Mortgage loans on real estate                                58,165             40,702            40,030
     Real estate                                                  (7,435)             3,209             5,024
     Policy loans                                                 27,012             25,641            24,614
     Other long-term investments                                     978              2,353             7,173
     Short-term investments                                       10,616             13,286             9,689
                                                        ----------------   ----------------  ----------------
                                                               2,100,558          1,993,128         1,797,735
     Investment expenses                                         (23,326)           (20,369)          (26,160)
                                                        ----------------   ----------------  ----------------

                                                        $      2,077,232   $      1,972,759  $      1,771,575
                                                        ================   ================  ================


Significant components of net realized investment gains are as follows (in thousands):

                                                              1996               1995              1994
                                                        ----------------   ----------------  ----------

     Net gains on disposition of investments in:
          Fixed maturities                              $         40,967   $         52,889  $          7,181
          Equity securities                                       15,750              5,637            32,374
          Other                                                    3,424              2,327             2,546
                                                        ----------------   ----------------  ----------------
                                                                  60,141             60,853            42,101
     Provision for impairment                                     (9,080)           (23,551)          (15,092)
     Accelerated amortization of DPAC                            (33,590)            (9,190)           (6,279)
                                                        ----------------   ----------------  ----------------

                                                        $         17,471   $         28,112  $         20,730
                                                        ================   ================  ================

The components of net gains on disposition of investment in fixed maturities are as follows (in thousands):
                                                              1996               1995              1994

     Gross gains                                        $         74,817   $         61,504  $         46,702
     Gross losses                                                (33,850)            (8,615)          (39,521)
                                                        ----------------   ----------------  ----------------

                                                        $         40,967   $         52,889  $          7,181
                                                        ================   ================  ================

Proceeds from disposition of investment in fixed maturities available for sale were $5,476.1 million in 1996, $3,802.6 million in 1995 and $6,737.7 million in 1994.

The costs of certain investments have been reduced by the following allowances for impairment in value (in thousands):

                                                                               December 31
                                                                         1996               1995
                                                                  ----------------   -----------

     Fixed maturities                                             $         54,160   $         71,429
     Mortgage loans on real estate                                          22,654             21,516
     Real estate                                                             9,146             16,207
     Other long-term investments                                            11,025             11,025
                                                                  ----------------   ----------------

                                                                  $         96,985   $        120,177
                                                                  ================   ================

The  components  of  net  unrealized   investment   gains  in  the  accompanying
consolidated balance sheet are as follows (in thousands):
                                                                               December 31
                                                                         1996              1995
                                                                  ----------------   ----------
     Unrealized gains on investment in:
        Fixed maturities                                          $      1,075,165   $     1,982,169
        Equity securities                                                  272,240           156,913
                                                                  ----------------   ---------------
                                                                         1,347,405         2,139,082
     Fair value adjustments to:
        DPAC                                                              (306,602)         (355,571)
        Reserves for future policy benefits                               (195,000)         (339,000)
                                                                  ----------------   ---------------
                                                                          (501,602)         (694,571)
     Related deferred taxes                                               (296,031)         (505,579)
                                                                  ----------------   ---------------

                                                                  $        549,772   $       938,932
                                                                  ================   ===============


NOTE C--DEFERRED POLICY ACQUISITION COSTS (DPAC)

Significant components of changes in DPAC are as follows (in thousands):

                                                                 1996               1995              1994
                                                          -----------------  ----------------  -----------

     Balance at beginning of year                         $      1,974,211   $      2,480,474  $      1,929,332

        Cumulative effect of change in
          accounting for investments                                     -                  -          (367,154)
        Amounts deferred:
          Commissions                                              290,512            298,698           305,858
          Other                                                     97,491             83,108            89,000
        Amortization attributed to:
          Net gain on disposition of investments                   (33,590)            (9,190)           (6,279)
          Operating income                                        (235,180)          (182,123)         (176,033)
        Fair value adjustment                                       48,969           (706,915)          718,498
        Foreign currency translation adjustment                     (4,210)            10,159           (12,748)
                                                          ----------------   ----------------  ----------------

     Balance at end of year                               $      2,138,203   $      1,974,211  $      2,480,474
                                                          ================   ================  ================


NOTE D--POLICY LIABILITIES

Components of policyholder contract deposits are as follows (in thousands):

                                                                                 December 31
                                                                           1996               1995
                                                                    ----------------   -----------

     Liabilities for investment-type products                       $    18,126,119    $    17,948,652
     Liabilities for non-traditional life insurance
        products                                                          4,592,836          4,109,121
                                                                    ---------------    ---------------

                                                                    $    22,718,955    $    22,057,773
                                                                    ===============    ===============

Reserves for future policy benefits were evaluated as if the unrealized gains on securities available for sale had been realized and adjusted for resultant premium deficiencies by $195 million as of December 31, 1996 and $339 million as of December 31, 1995.

NOTE E--INCOME TAXES

Components of income tax liabilities are as follows (in thousands):

                                                                                 December 31
                                                                           1996               1995
                                                                    ----------------   -----------

     Current tax liabilities (receivables)                          $        (13,752)  $         35,689
     Deferred tax liabilities                                                402,604            552,112
                                                                    ----------------   ----------------

                                                                    $        388,852   $        587,801
                                                                    ================   ================

Significant components of deferred tax liabilities (assets) are as follows (in thousands):

                                                                                 December 31
                                                                           1996               1995
                                                                    ----------------   -----------

     Deferred policy acquisition costs                              $        726,011   $        696,728
     Unrealized investment gains                                             296,031            505,579
     Life insurance policy liabilities                                      (578,823)          (601,875)
     Provision for impairment of investments                                 (33,945)           (42,062)
     Other-net                                                                (6,670)            (6,258)
                                                                    ----------------   ----------------

                                                                    $        402,604   $        552,112
                                                                    ================   ================

The Company offsets all deferred tax assets and liabilities and presents them in a single amount in the consolidated balance sheet.

Components of provision for income taxes are as follows (in thousands):



                                                                 1996               1995              1994
                                                          -----------------  ----------------  -----------

     Current tax expense                                  $         99,692   $       115,614   $       204,087
     Deferred tax expense (benefit):
        Domestic                                                    55,261            21,784           (69,490)
        Foreign                                                      9,732            12,249             8,894
                                                          ----------------   ---------------   ---------------

                                                          $        164,685   $       149,647   $       143,491
                                                          ================   ===============   ===============






NOTE E--INCOME TAXES (Continued)

The differences between federal income taxes computed at the statutory rate and the provision for income taxes as reported are as follows (in thousands):

                                                                     1996              1995              1994
                                                              ----------------  ----------------   ----------

     Income before income taxes:
       Income from U.S. operations                            $       474,160   $       425,946    $       389,778
       Income from foreign operations                                  27,805            34,997             25,411
                                                              ---------------   ---------------    ---------------
                                                                      501,965           460,943            415,189
     Tax rate                                                              35%               35%                35%
                                                              ---------------   ---------------    ---------------
     Federal income taxes at statutory rate                           175,688           161,330            145,316
     Income not subject to tax                                         (2,262)             (685)              (910)
     Low income housing credits                                        (8,175)           (3,137)              (902)
     Other, net                                                          (566)           (7,861)               (13)
                                                              ---------------   ---------------    ---------------

                                                              $       164,685   $       149,647    $       143,491
                                                              ===============   ===============    ===============


Low income housing credits are recognized over the productive life of acquired assets. In 1995, the Company recognized a $4.4 million tax benefit related to the favorable settlement of a prior year tax matter.

Under the Life Insurance Company Income Tax Act of 1959, a portion of "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The balance in this account was frozen at December 31, 1983 pursuant to the Deficit Reduction Act of 1984. This amount becomes subject to tax when it exceeds a certain maximum or when cash dividends are paid therefrom. The policyholders' surplus account balance at December 31, 1996 was $138 million. At December 31, 1996, $1,950 million was available for payment of dividends without such tax consequences. No income taxes have been provided on the policyholders' surplus account since the conditions that would cause such taxes are remote.

Income taxes of $149.1 million, $153.3 million and $195.4 million were paid principally to the Company's parent in 1996, 1995 and 1994, respectively.


NOTE F--REINSURANCE

The Company is involved in both the cession and assumption of reinsurance with other companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses, however, the Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance agreements.

The components of the Company's life insurance in force and premiums and other considerations are summarized as follows (in thousands):

                                                              Ceded to              Assumed
                                         Direct                 Other             from Other               Net
                                         Amount               Companies            Companies             Amount
1996
   Life insurance in force,
     at end of year               $        220,162,932  $       195,158,214  $       201,560,322  $       226,565,040
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,702,975  $         1,033,201  $         1,128,260  $         1,798,034
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,922,967  $         1,112,561  $           904,435  $         2,714,841
                                  ====================  ===================  ===================  ===================

1995
   Life insurance in force,
     at end of year               $        206,722,573  $       116,762,869  $       174,193,592  $       264,153,296
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,857,439  $         1,079,303  $         1,033,752  $         1,811,888
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,803,213  $         1,065,545  $           849,800  $         2,587,468
                                  ====================  ===================  ===================  ===================

1994
   Life insurance in force,
     at end of year               $        191,884,093  $       115,037,553  $       158,882,366  $       235,728,906
                                  ====================  ===================  ===================  ===================

   Premiums and other
     considerations               $          1,085,555  $           689,615  $         1,034,079  $         1,430,019
                                  ====================  ===================  ===================  ===================

   Benefits paid or
     provided                     $          2,338,370  $           867,341  $           645,096  $         2,116,125
                                  ====================  ===================  ===================  ===================


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

Substantially all employees of the Company are covered by noncontributory defined pension benefit plans sponsored by the Company and the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Annual contributions to the plans generally include a provision for current service costs plus amortization of prior service costs over periods ranging from 10 to 30 years. Assets of the plans are invested principally in publicly traded stocks and bonds.

The Company's total pension costs (benefits) recognized for all plans were $(3.1) million in 1996, $2.5 million in 1995 and $4.9 million in 1994, of which $(3.7) million in 1996, $2.0 million in 1995 and $4.7 million in 1994, respectively, related to the plan sponsored by Transamerica Corporation. The plans sponsored by the Company are not material to the consolidated financial position of the Company.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. Postretirement benefit costs charged to income were not significant in 1996, 1995 and 1994.


NOTE H--RELATED PARTY TRANSACTIONS

The Company has various transactions with Transamerica Corporation and certain of its other subsidiaries in the normal course of operations. These transactions include premiums received for employee benefit services (none in 1996 and 1995, and $5.5 million in 1994), loans and advances, investments in a money market fund managed by an affiliated company, rental of space, and other specialized services. At December 31, 1996, pension funds administered for these related companies aggregated $1,067.9 million and the investment in an affiliated money market fund, included in short-term investments, was $44.6 million.

During 1996, The Company transferred certain below investment grade bonds with an aggregate book value of $424.9 million, including an aggregate interest receivable of $9.6 million, to a special purpose subsidiary of Transamerica Corporation in exchange for assets with a fair value of $438.9 million, comprised of collateralized higher-rated bond obligations of $413.9 million issued by the special purpose subsidiary and cash of $25 million. The excess of fair value of the consideration received over the book value of the bonds transferred is included in net realized investment gains.

During 1995, the Company transferred real estate with an aggregate book value of $27.7 million to an affiliate within the Transamerica Corporation group of consolidated companies in exchange for assets with a fair value of $49.7 million, comprising mortgage loans of $35.1 million and cash of $14.6 million. The excess of fair value of the consideration received over the book value of the real estates transferred, net of related tax payable to the parent, is included as a capital contribution.

Included in the investment in fixed maturities available for sale is a note receivable from Transamerica Corporation of $200 million. The note receivable matures in 2013 and bears interest at 7%.


NOTE I--REGULATORY MATTERS

TOLIC and its insurance subsidiaries are subject to state insurance laws and regulations, principally those of TOLIC and each subsidiary's state of incorporation. Such regulations include the risk-based capital requirement and the restriction on the payment of dividends. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of 10% of the Company's statutory capital and surplus as of the preceding year end or the Company's statutory net income from operations for the preceding year. The insurance department of the domiciliary state recognizes these amounts as determined in conformity with statutory accounting practices prescribed or permitted by the insurance department, which vary in some respects from generally accepted accounting principles. The Company's statutory net income and statutory capital and surplus which are represented by TOLIC's net income and capital and surplus are summarized as follows (in thousands):

                                                      1996                  1995                  1994
                                              -------------------   -------------------   ------------

     Statutory net income                     $           112,296    $           131,607   $           175,850
     Statutory capital and surplus, at
        end of year                                     1,249,045              1,115,691               947,164


NOTE J-COMMITMENTS AND CONTINGENCIES

The Company issues synthetic guaranteed investment contracts which guaranty, in exchange for a fee, the liquidity of pension plans to pay certain qualified benefits if other sources of plan liquidity are exhausted. Unlike traditional guaranteed investment contracts, the plan sponsor retains the credit risk in a synthetic contract while the Company assumes some limited degree of interest rate risk. To minimize the risk of loss, the Company underwrites these contracts based on plan sponsor agreement, at the inception of the contract, on investment guidelines to be followed, including overall portfolio credit and maturity requirements. Adherence to these investment requirements is monitored regularly by the Company. At December 31, 1996, commitments to maintain liquidity for benefit payments on notional amounts of $1.9 billion were outstanding compared to $620 million at December 31, 1995.

The Company is subject to mandatory assessments by state guaranty funds to cover losses to policyholders of those insurance companies that are under regulatory supervision. Certain states allow such assessments to be used to reduce future premium taxes. The Company estimates and recognizes its obligation for guaranty fund assessments, net of premium tax deductions, based on the survey data provided by National Organization of Life and Health Insurance Guaranty Associations. At December 31, 1996 and 1995, the estimated exposures and the resultant accruals recorded were not material to the consolidated financial position or results of operations of the Company.

Substantially all leases of the Company are operating leases principally for the rental of real estate. Rental expenses for equipment and properties were $20.6 million in 1996, $25.3 million in 1995, and $16.3 million in 1994. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996 (in thousands):

    Year ending December 31:
                1997              $           15,633
                1998                          14,688
                1999                          13,593
                2000                          12,029
                2001                          11,865
            Later years                       58,997

                                  $          126,805
                                  ==================

The Company is a defendant in various legal actions arising from its operations. These include legal actions similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the Company and plaintiffs' counsel are working toward a settlement. Any such proposed settlement is subject to significant contingencies, including approval by the court. The lawsuit may proceed if such contingencies are not satisfied. In the opinion of TOLIC, any ultimate liability which might result from such litigation would not have a materially adverse effect on the consolidated financial position of TOLIC or the results of its operations.

NOTE K--FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                                                    December 31
                                                      -----------------------------------------
                                                                      1996                                1995
                                                      -----------------------------------    -----------------
                                                           Carrying             Fair           Carrying            Fair
                                                             Value              Value            Value             Value
Financial Assets:
   Fixed maturities available for sale                 $    26,980,676   $    26,980,676   $    25,997,403   $    25,997,403
   Equity securities available for sale                        471,734           471,734           307,881           307,881
   Mortgage loans on real estate                               716,669           770,122           565,086           671,835
   Policy loans                                                442,607           416,396           426,377           408,088
   Short-term investments                                      135,726           135,726           211,500           211,500
   Cash                                                         35,817            35,817            49,938            49,938
   Accrued investment income                                   404,866           404,866           394,008           394,008

Financial Liabilities:
   Liabilities for investment-type contracts:
     Single and flexible premium
       deferred annuities                                    6,962,501         6,400,632         8,080,139         7,518,211
     Single premium immediate annuities                      4,115,047         4,476,968         4,123,954         4,677,652
     Guaranteed investment contracts                         3,153,769         3,207,342         2,958,850         2,998,047
     Other deposit contracts                                 3,894,802         3,913,046         2,785,709         2,848,301

Off-balance-sheet assets (liabilities):
   Interest rate swap agreements designated
     as hedges of liabilities in a:
       Receivable position                                           -            43,916                 -            20,888
       Payable position                                              -            (5,485)                -            (3,086)



The Company enters into various interest rate agreements in the normal course of business, primarily as a means of managing its interest rate exposure in connection with asset and liability management.

Interest rate swap agreements generally involve the periodic exchange of fixed rate interest and floating rate interest payments by applying a specified market index to the underlying contract or notional amount, without exchanging the underlying notional amounts. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial assets is recorded on an accrual basis as a component of net investment income. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial liabilities is recorded on an accrual basis as a component of benefits paid or provided. While the Company is not exposed to credit risk with respect to the notional amounts of the interest rate swap agreements, the Company is subject to credit risk from potential nonperformance of counterparties throughout the contract periods. The amounts potentially subject to such credit risk are much smaller than the notional amounts. The Company controls this credit risk by entering into transactions with only a selected number of high quality institutions, establishing credit limits and maintaining collateral when appropriate.

Interest rate floor and cap agreements generally provide for the receipt of payments in the event the average interest rates during a settlement period fall below specified levels under interest rate floor agreements or rise above specified levels under interest rate cap agreements. A swaption generally provides for an option to enter into an interest rate swap agreement in the event of unfavorable interest rate movements. These agreements generally require upfront premium payments. The costs of swaptions and interest rate floor and cap agreements are amortized over the contractual periods and resulting amortization expenses are included in net investment income. Any conditional receipts under these agreements are recorded on an accrual basis as a component of net investment income if designated as hedges of financial assets or as a component of benefits paid or provided if designated as hedges of financial liabilities.

Gains or losses on terminated interest rate agreements are deferred and amortized over the remaining life of the underlying assets or liabilities being hedged.

The  information  on  derivative   instruments  is  summarized  as  follows  (in
thousands):

                                                                         Aggregate         Weighted
                                                                         Notional           Average
                                                                          Amount          Fixed Rate        Fair Value
December 31, 1996
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                          $        270,035          6.73%     $         1,511
       Floating rate interest                                                250,905          6.77%               5,877
       Floating rate interest based on one index and
         receives floating rate interest based on
         another index                                                       326,644          -                  (9,359)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC pays
       Fixed rate interest                                                    60,000          4.39%                 333
       Floating rate interest                                              1,710,716          6.11%              37,655
       Floating rate interest based on one index and
         receives floating rate interest based on
         another index                                                        58,585          -                     443
   Interest rate floor agreements                                            560,500          6.46%              19,287
   Swaptions                                                               8,327,570          4.50%              54,198
   Others                                                                    108,745          -                  19,607

December 31, 1995
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                          $        235,173          7.99%     $        (9,307)
       Floating rate interest                                                140,000          5.65%                 137
       Floating rate interest based on one index and
         receives floating rate interest based on
         another index                                                        65,000          -                     242
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC pays:
       Fixed rate interest                                                    60,000          4.39%                 741
       Floating rate interest                                                934,678          6.17%              17,169
       Floating rate interest based on one index and
         receives floating rate interest based on
         another index                                                       152,000          -                    (108)
   Interest rate floor agreements                                            560,500          6.46%              35,820
   Interest rate cap agreements                                              250,000          5.93%                 792
   Swaptions                                                               1,267,140          5.52%              53,040
   Others                                                                    100,000          -                   2,500

Generally, notional amounts indicate the volume of transactions and estimated fair values indicate the amounts subject to credit risk.

Activities with respect to the notional amounts are summarized as follows (in thousands):

                                             Beginning                                                             End
                                              of Year         Additions       Maturities     Terminations     of Year
1996:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      440,173   $      566,023   $      143,554  $     15,058   $        847,584
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                1,146,678        1,887,348        1,103,525            101,200   1,829,301
   Interest rate floor agreements         560,500          -                -                          -   560,500
   Interest rate cap agreements           250,000          -                250,000                    -   -
   Swaptions                                   1,267,140        7,170,000          109,570             -          8,327,570
   Others                                        100,000            8,745                -             -            108,745
                                          --------------   --------------   --------------  ------------   ----------------

                                          $    3,764,491   $    9,632,116   $    1,606,649  $    116,258   $11,673,700
                                          ==============   ==============   ==============  ============   ===========
1995:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      274,777   $      246,790   $       59,947  $     21,447   $        440,173
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                601,545          1,035,910        460,777               30,000   1,146,678
   Interest rate floor agreements         560,500          -                -                          -   560,500
   Interest rate cap agreements           100,000          250,000          100,000                    -   250,000
   Swaptions                              100,000               1,167,140                -             -          1,267,140
   Others                                        100,000                -                -             -            100,000
                                          --------------   --------------   --------------  ------------   ----------------

                                          $    1,736,822   $    2,699,840   $      620,724  $     51,447   $      3,764,491
                                          ==============   ==============   ==============  ============   ================
1994:
   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $      153,000   $      121,777                                  $        274,777
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                210,000                 391,545                                  601,545
   Interest rate floor agreements         400,000          160,500                                         560,500
   Interest rate cap agreements           -                100,000                                         100,000
   Swaptions                                           -          100,000                                           100,000
   Others                                        100,000                -                                           100,000
                                          --------------   --------------   --------------  ------------   ----------------

                                          $      863,000   $      873,822   $            -  $          -   $      1,736,822
                                          ==============   ==============   ==============  ============   ================

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, fixed maturities and mortgage loans on real estate. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to investments in fixed maturities and mortgage loans on real estate are limited due to the large number of such investments and their dispersion across many different industries and geographic areas. At December 31, 1996, the Company had no significant concentration of credit risk.


NOTE L--OTHER OPERATING REVENUE

In 1994, the Company disposed of an investment in an affiliate which had been accounted for under the equity method. Total consideration of $23.3 million was received from the sale, resulting in income of $13.3 million.

                                 Unaudited Consolidated Financial Statements



         Transamerica Occidental Life Insurance Company and Subsidiaries


                                 September 30, 1997

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                         8
CONSOLIDATED BALANCE SHEET

                                                                  September 30             December 31
                                                                      1997                    1996
                                                                ------------------      ------------------
ASSETS                                                                (In thousands, except for share date)

Investments:
     Fixed maturities available for sale                            $  28,374,880           $  26,980,676
     Equity securities available for sale                                 858,978                 471,734
     Mortgage loans on real estate                                        729,762                 716,669
     Real estate                                                           21,119                  24,876
     Policy loans                                                         455,262                 442,607
     Other long-term investments                                           65,404                  66,686
     Short-term investments                                               198,307                 135,726
                                                                ------------------      ------------------
                                                                       30,703,712              28,838,974
Cash                                                                       21,644                  35,817
Accrued investment income                                                 456,140                 404,866
Accounts receivable                                                       603,268                 297,967
Reinsurance recoverable on paid and unpaid losses                         672,789                 829,653
Deferred policy acquisition costs                                       2,110,360               2,138,203
Property and equipment                                                    176,348                 149,865
Other assets                                                              160,058                 100,768
Goodwill                                                                    5,465                   5,749
Separate account assets                                                 5,236,090               3,527,950
                                                                ==================      ==================
                                                                    $  40,145,874           $  36,329,812
                                                                ==================      ==================

LIABILITIES AND SHAREHOLDER'S EQUITY

Policy liabilities:
     Policyholder contract deposits                                 $  23,727,939           $  22,718,955
     Reserves for future policy benefits                                5,400,675               5,275,149
     Policy claims and other                                              498,013                 502,331
                                                                ------------------      ------------------
                                                                       29,626,627              28,496,435
Income tax liabilities                                                    671,969                 388,852
Accrued expenses and other liabilities                                    501,713                 560,663
Separate account liabilities                                            5,236,090               3,527,950
                                                                ------------------      ------------------
                                                                       36,036,399              32,973,900
Shareholder's equity:
     Common stock ($12.50 par value):
         Authorized - 4,000,000 shares
         Issued and outstanding - 2,206,933 shares                         27,587                  27,587
     Additional paid-in capital                                           474,026                 335,619
     Retained earnings                                                  2,635,679               2,467,406
     Foreign currency translation adjustments                            (26,276)                (24,472)
     Net unrealized investment gains                                      998,459                 549,772
                                                                ------------------      ------------------
                                                                        4,109,475               3,355,912
                                                                ==================      ==================
                                                                    $  40,145,874           $  36,329,812
                                                                ==================      ==================

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME




                                                      Nine Months Ended September 30       Three Months Ended September 30
                                                         1997               1996               1997               1996
                                                    ----------------   ----------------  -----------------  ------------------
                                                                                  (In thousands)
Revenues:
      Premiums and other considerations             $    1,515,201     $    1,263,476    $      564,668     $      582,089
      Net investment income                              1,612,626          1,549,165           546,578            518,030
      Net realized investment gains                        (19,369)            17,465           (21,077)            (5,510)
                                                    ----------------   ----------------  -----------------  ------------------
          TOTAL REVENUES                                 3,108,458          2,830,106         1,090,169          1,094,609

Benefits:
      Benefits paid or provided                          2,217,679          1,941,752           783,390            603,496
      Increase in policy reserves and liabilities           51,612             78,433            25,060            239,601
                                                    ----------------   ----------------  -----------------  ------------------
                                                         2,269,291          2,020,185           808,450            843,097
Expenses:
      Amortization of deferred policy
          acquisition costs                                210,372            193,766            79,257             63,043
      Salaries and salary related expenses                 119,424            111,944            37,241             36,956
      Other expenses                                       202,807            134,394            62,267             32,998
                                                                       ----------------                     ------------------
                                                    ----------------                     -----------------
                                                           532,603            440,104           178,765            132,997
                                                    ----------------   ----------------  -----------------
          TOTAL BENEFITS AND EXPENSES                    2,801,894          2,460,289           987,215            976,094
------                                              ----------------   ----------------  -----------------  ------------------

          INCOME BEFORE INCOME TAXES                       306,564            369,817           102,954            118,515

Provision for income taxes                                  91,980            122,296            31,839             38,463
                                                    ----------------   ----------------                     ------------------
          NET INCOME                                $      214,584     $      247,521    $       71,115     $       80,052
------                                              ================   ================  =================  ==================


TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY




                                                                                                             Foreign            Net
                                                                          Additional                         Currency    Unrealized
                                                Common Stock               Paid-in         Retained        Translation   Investment
                                       -----------------------------
                                          Shares           Amount          Capital         Earnings        Adjustments         Gains
                                       ------------    -------------     -----------    -------------     -------------  ----------
                                                                     (In thousands, except for share data)

Balance at January 1, 1997              2,206,933      $     27,587      $              $ 2,467,406       $                $
                                                                         335,619                          (24,472)         549,772

Net income                                                                                  214,584

Capital Contributions from parent                                            138,407

Change in foreign currency
   translation adjustments                                                                                     (1,804)

Dividends declared                                                                          (46,311)

Change in net unrealized investment                                                                                         448,687
   gains
                                       ------------    -------------     -----------    -------------     -------------  ----------

Balance at September 30, 1997           2,206,933      $     27,587      $              $ 2,635,679       $   (26,276)     $
                                                                         474,026                                           998,459
                                       ============    =============     ===========    =============     ============= ==========


TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  Nine Months Ended
                                                                                     September 30
                                                                              1997                 1996
                                                                        -----------------   -------------------
                                                                                    (In thousands)
OPERATING ACTIVITIES
Net income                                                              $       214,584     $ 247,521
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Changes in:
      Reinsurance recoverable and accounts receivable                           (148,437)           972,366
      Accrued investment income                                                  (51,274)           (15,859)
      Insurance reserves and claims, excluding policyholder
        balances on interest-sensitive policies                                  382,857           (423,649)
      Other asserts, other liabilities and accrued income taxes                 (189,794)            (5,474)
    Amortization of policy acquisition costs                                     180,945            180,310
    Policy acquisition costs deferred                                           (335,253)          (278,471)
    Provision for depreciation                                                    13,741             16,345
    Provision for deferred income taxes                                           91,950             36,909
    Net realized (gains) losses on investment transactions                        49,109            (17,942)
    Other                                                                         48,383            (75,391)
                                                                        -----------------   -------------------
                                                   NET CASH PROVIDED BY
                                                   OPERATING ACTIVITIES          256,811            636,665

INVESTMENT ACTIVITIES
Purchases of investments                                                      (8,339,658)        (5,901,888)
Sales or maturities of securities                                              7,334,351          3,992,201
Purchases of property and equipment                                              (41,532)           158,817
Other                                                                            (62,581)           (15,801)
                                                                        -----------------   -------------------
                                                       NET CASH USED BY
                                                   INVESTING ACTIVITIES       (1,109,420)        (1,766,671)

FINANCING ACTIVITIES
Additions to policyholder contract deposits                                    5,842,477          5,183,572
Withdrawals from policyholder contract deposits                               (5,097,448)        (4,049,860)
Capital contributions from parent                                                138,407                  -
Dividends paid to parent                                                         (45,000)           (30,050)
                                                                        -----------------
                                                                                            -------------------
                                                   NET CASH PROVIDED BY
                                                   FINANCING ACTIVITIES          838,436          1,103,662
                                                                        -----------------   -------------------

                                                       INCREASE IN CASH          (14,173)           (26,344)

                                                                        -----------------
                                                                                            -------------------
                                            CASH AT BEGINNING OF PERIOD           35,817             49,938
                                                                        -----------------
                                                                                            -------------------

                                                  CASH AT END OF PERIOD $        21,644     $ 23,594
                                                                        =================   ===================


TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1997


NOTE A-SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements of Transamerica Occidental Life Insurance Company ("TOLIC") and its subsidiary (collectively, the "Company") have been prepared in accordance with generally accepted accounting principles for interim periods. In the opinion of management, these statements include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of the Company's consolidated financial position at September 30, 1997, the consolidated results of operations for the three months and nine months ended September 30, 1997 and 1996, and the consolidated cash flows for the nine months ended September 30, 1997 and 1996.

New Accounting Standards: In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. This statement is effective for interim and annual periods beginning after December 15, 1997. Reclassification of financial statements for all periods presented will be required upon adoption. Application of this statement will not change recognition or measurement of net income and, therefore, will not impact the Company's consolidated results of operations or financial position.

In June 1997, the FASB also issued Statement 131, "Disclosures about Segments of an Enterprise and Related Information," which changes the way companies report segment information. This statement is effective for years beginning after December 15, 1997, but need not be applied to interim financial statements in the initial year of application. Restatement of comparative information for all periods presented will be required upon adoption. Adoption of this statement will result in more detailed segment disclosures but will not impact the Company's consolidated results of operations or financial position.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTE B-COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various legal actions arising from its operations. These include legal actions similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In June 1997, a settlement of certain cases related to this litigation was approved. Administrative and policy benefit costs of $31 million have been accrued; additional costs related to the settlement are not expected to be material and will be incurred over a period of years. Additional costs related to the settlement are not currently determinable.

In the opinion of TOLIC, any ultimate liability which might result from other cases related to this litigation would not have a materially adverse effect on the consolidated financial position of TOLIC or the results of its operations.

                                                      Part II

Undertaking To File Reports
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking
Article V, Section I, of Transamerica's Bylaws provides: Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the corporation's Articles of Incorporation.)

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representations Pursuant to Section 26(e) of the Investment Company Act of 1940 Transamerica hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

                APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE

The guideline minimum sum insured is a percentage of the policy value as set forth below, according to federal tax regulations:

                       Guideline Minimum Sum Insured Table


Attained
  Attained
     Age                           Percentage
       Age                           Percentage
--------

40 or less                         250%
  60                                 130%
41                                 243%
  61                                 128%
42                                 236%
  62                                 126%
43                                 229%
  63                                 124%
44                                 222%
  64                                 122%
45                                 215%
  65                                 120%
46                                 209%
  66                                 119%
47                                 203%
  67                                 118%
48                                 197%
  68                                 117%
49                                 191%
  69                                 116%
50                                 185%
  70                                 115%
51                                 178%
  71                                 113%
52                                 171%
  72                                 111%
53                                 164%
  73                                 109%
54                                 157%
  74                                 107%
55                                 150%
  75-90                              105%
56                                 146%
  91                                 104%
57                                 142%
  92                                 103%
58                                 138%
  93                                 102%
59                                 134%
  94-115                             101%





                    APPENDIX B - OPTIONAL INSURANCE BENEFITS


This Appendix provides only a summary of other insurance benefits available by rider. There may be an additional charge for benefits under a rider. Rider availability is subject to state law and approval.


WAIVER OF PAYMENT RIDER


         This rider provides that, during periods of total disability continuing more than four  months,  we will add to the Policy
Value each month an
         amount you selected or the amount needed to pay the monthly insurance protection charges, whichever is greater. This amount will keep the
         Policy in force, within limits. This benefit is subject to our maximum issue benefits. Its cost will change yearly.


GUARANTEED INSURABILITY RIDER

         This rider guarantees that insurance may be added at various option dates without evidence of insurability. This benefit may be exercised on the option dates even if the insured is disabled.

CHILDREN'S INSURANCE RIDER


         This rider provides a term insurance benefit for the Insured's child or children, subject to age limitations. The rider includes a feature that allows the insured child to convert the coverage to another type of policy issued by us, subject to our issue size and issue age limitations.

OPTION TO ACCELERATE DEATH BENEFITS (LIVING BENEFITS RIDER)

         This rider allows the Policy owner to elect to receive part of the net death benefit under the Policy prior to the insured's death if the insured becomes terminally ill, as defined in the rider.


GUARANTEED DEATH BENEFIT RIDER


         This rider provides that if the Policy owner makes payments, minus partial withdrawals, partial withdrawal charges and any outstanding loans, of a sufficient amount to the Policy, then we guarantee that the
         Policy will not lapse prior to the final payment date.
After the final
         payment date, the rider guarantees a minimum death benefit. The rider remains effective only if, on each Policy anniversary through the final payment date, payments, less partial withdrawals, partial withdrawal charges and any outstanding loans, satisfy the required payment amounts. Once terminated, the rider may not be reinstated.

                                            APPENDIX C - PAYMENT
OPTIONS


         PAYMENT OPTIONS - On written request, the surrender value or all or part of any payable net death benefit may be paid under one or more payment options then offered by Transamerica. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the beneficiary may pay to us any amount that would otherwise be deducted from the death benefit. A certificate will be provided to the payee describing the payment option selected.

         The amounts payable under a payment option are paid from our General
         Account. These amounts are not based on the investment experience of the Separate Account.


         SELECTION OF PAYMENT OPTIONS - The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Policy owner and beneficiary provisions, any option selection may be changed before the net death benefit becomes payable. If you make no selection, the beneficiary may select an option when the net death benefit becomes payable.

           APPENDIX D - ILLUSTRATIONS OF DEATH BENEFIT, POLICY
VALUES
                            AND ACCUMULATED PAYMENTS

         The following tables illustrate the way in which the Policy's Surrender
         Value, Death Benefit and Policy Value could vary over an extended period of time.

         Assumptions


         The tables illustrate a Policy issued to a male, Age 30, under a standard underwriting class and qualifying for the non-smoker rates, and a Policy issued to a male, Age 45, under a standard underwriting class and qualifying for the non-smoker rates. One set of tables illustrates the Level Death Benefit Option; another set illustrates the
         Adjustable Death Benefit Option. In each case, one table illustrates the guaranteed cost of insurance rates and the other table illustrates the current cost of insurance rates as presently in effect.

         The tables assume that no Policy loans have been made, that you have not requested an increase or decrease in the initial face amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Policy year (so that no related transaction or transfer charges have been incurred).


         The tables assume that all payments are allocated to and remain in the
         Separate Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the portfolios (i.e., investment income and capital gains and losses, realized or unrealized)
         equivalent to constant gross (after tax) annual rates of 0%, 6%, and
         12%. The tables also show the amount that would accumulate if payments accumulated at 5% interest.

         The Policy Values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy years. The values also would be different depending on the allocation of the Policy's total Policy
         Value among the sub-accounts if the actual rates of return averaged 0%,
         6% or 12%, but the rates of each portfolio varied above and below such averages.

         Deductions for Charges


         The  tables  reflect  deduction  of the  payment
expense  charge,  the
         administration  charge,  the mortality and expense risk
charge, and the
         monthly insurance  protection  charge.  The amounts
shown in the tables
         also  take  into  account  portfolio   management  fees
and  operating
         expenses,  which  averaged an annual rate of .88% of the
average  daily
         net assets of the portfolios.  This annual rate is based
on the average
         of the  expense  ratios of each of the  portfolios  for
the last fiscal
         year and takes into account current expense
reimbursement arrangements.
         The fees and  expenses of each  portfolio  vary,  and in
1996 the total
         fees and expenses  ranged from an annual rate of .60% to
an annual rate
         of 1.15% of average  daily net  assets.  The fees and
expenses of your
         Policy may be more or less than .88% in the aggregate,
depending on how
         you make allocations of Policy Value among the
sub-accounts.  For more
         information  on  portfolio   expenses,   see
Portfolio Expenses table in this prospectus and the prospectus for the portfolios.

Net Annual Rates of Investment


         Applying  the  current   mortality   and  expense   risk
charge,   the
         administration charge, and the average portfolio management fees and operating expenses of .88% of average net assets, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -1.69%, 4.32% and 10.31%, respectively, during the first 10
         Policy years and -1.53%, 4.47% and 10.47%, respectively, after that.

         The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future the charges are made, to produce the  illustrated  death benefits and Policy
Values,  the gross
         annual  investment rate of return would have to exceed
0%, 6% or 12% by
         a sufficient amount to cover the tax charges.


         On request, we will provide a comparable illustration based on the proposed Insured's age, sex, and underwriting class, and the requested face amount, death benefit option and riders.

                                             TRANSAMERICA
OCCIDENTAL LIFE
                                                SEPARATE ACCOUNT
VUL-1
                                                 VARIABLE LIFE
POLICY


                              Male Non-Smoker age 30

                              Face Amount = $100,000

                                   Adjustable Option

                         BASED ON CURRENT MONTHLY INSURANCE
PROTECTION CHARGES WITHOUT RIDERS

                   Payments        Hypothetical 0%
Hypothetical 6%               Hypothetical 12%
                   Made Plus   Gross Investment Return     Gross
Investment Return       Gross Investment Return
                   Interest
           Policy  At 5% Per Surrender Policy    Death
SurrenderPolicy    Death    Surrender  Policy      Death
            Year     Year     Value     Value   Benefit   Value
Value   Benefit     Value     Value     Benefit

             1      $3,360    $1,782   $2,878   $102,878  $1,961
$3,057   $103,057   $2,141    $3,237     $103,237
             2      $6,888    $4,721   $5,707   $105,707  $5,261
$6,247   $106,247   $5,822    $6,808     $106,808
             3      $10,592   $7,613   $8,489   $108,489  $8,698
$9,574   $109,574   $9,872    $10,748    $110,748
             4      $14,482  $10,457   $11,224  $111,224 $12,278
$13,045  $113,045   $14,327   $15,094    $115,094
             5      $18,566  $13,244   $13,901  $113,901 $15,997
$16,654  $116,654   $19,220   $19,877    $119,877

             6      $22,854  $15,974   $16,522  $116,522 $19,858
$20,406  $120,406   $24,592   $25,140    $125,140
             7      $27,357  $18,660   $19,098  $119,098 $23,882
$24,320  $124,320   $30,508   $30,946    $130,946
             8      $32,085  $21,291   $21,619  $121,619 $28,064
$28,392  $128,392   $37,011   $37,339    $137,339
             9      $37,049  $23,867   $24,086  $124,086 $32,407
$32,626  $132,626   $44,159   $44,378    $144,378
             10     $42,262  $26,391   $26,500  $126,500 $36,923
$37,032  $137,032   $52,023   $52,132    $152,132

             11     $47,735  $28,900   $28,900  $128,900 $41,669
$41,669  $141,669   $60,750   $60,750    $160,750
             12     $53,482  $31,246   $31,246  $131,246 $46,497
$46,497  $146,497   $70,252   $70,252    $170,712
             13     $59,516  $33,538   $33,538  $133,538 $51,522
$51,522  $151,522   $80,719   $80,719    $190,496
             14     $65,851  $35,776   $35,776  $135,776 $56,752
$56,752  $156,752   $92,235   $92,235    $211,218
             15     $72,504  $37,959   $37,959  $137,959 $62,193
$62,193  $162,193  $104,904  $104,904    $232,888

             16     $79,489  $40,092   $40,092  $140,092 $67,861
$67,861  $167,861  $118,851  $118,851    $255,530
             17     $86,824  $42,167   $42,167  $142,167 $73,756
$73,756  $173,756  $134,191  $134,191    $280,458
             18     $94,525  $44,190   $44,190  $144,190 $79,894
$79,894  $179,894  $151,074  $151,074    $306,681
             19    $102,611  $46,164   $46,164  $146,164 $86,287
$86,287  $186,287  $169,661  $169,661    $334,232
             20    $111,102  $48,085   $48,085  $148,085 $92,944
$92,944  $192,944  $190,124  $190,124    $363,137

           Age 60  $223,235  $64,053   $64,053  $164,053 $176,199
$176,199 $276,199  $553,234  $553,234    $741,334
           Age 65  $303,476  $69,454   $69,454  $169,454 $231,591
$231,591 $331,591  $920,031  $920,031   $1,122,438
           Age 70  $405,887  $72,784   $72,784  $172,784 $298,582
$298,582 $398,582  $1,517,118$1,517,118 $1,759,857
           Age 75  $536,593  $72,996   $72,996  $172,996 $378,687
$378,687 $478,687  $2,492,102$2,492,102 $2,666,550

-----------------------------------------------------------------
-------------------------------------------

  (1) Assumes a $1,400 payment is made at the beginning of each Policy
Year. Values will be different if payments are made with a
           different frequency or in different amounts.

  (2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient policy value.

  THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE
ONLY.  THEY ARE
NOT  A REPRESENTATION OF PAST
  OR FUTURE INVESTMENT RATES OF RETURN.  INVESTMENT RESULTS MAY
BE MORE OR LES
 THAN THOSE SHOWN.
  INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND
THE DIFFERENT
INVESTMENT RATES OF RETURN
  FOR THE PORTFOLIOS.  THESE HYPOTHETICAL INVESTMENT RATES OF
RETURN MAY NOT
 BE ACHIEVED FOR ANY ONE YEAR
  OR SUSTAINED OVER ANY PERIOD.

                                           Male Non-Smoker Age 45

                                            Face Amount =
$250,000
                                            Level Option

                           BASED ON CURRENT - MONTHLY INSURANCE
PROTECTION CHARGES, (WITHOUT RIDERS),
                                            FUND FEES, M&E AND
ADMINISTRATIVE CHARGES


-----------------------------------------------------------------
-------------------------------------------
                      Payments         Hypothetical 0%
 Hypothetical 6%             Hypothetical 12%
                     Made Plus     Gross Investment Return
Gross Investment Return     Gross Investment Return
                      Interest
            Policy   At 5% Per   Surrender  Policy    Death
Surrender Policy    Death   Surrender  Policy    Death
             Year       Year       Value    Value    Benefit
Value     Value   Benefit    Value     Value   Benefit

              1        $4,410       $0      $3,173  $250,000
$0     $3,390   $250,000    $0      $3,607   $250,000
              2        $9,041     $1,901    $6,246  $250,000
$2,533   $6,878   $250,000  $3,192    $7,537   $250,000
              3       $13,903     $5,336    $9,199  $250,000
$6,587   $10,449  $250,000  $7,943    $11,806  $250,000
              4       $19,008     $8,669   $12,049  $250,000
$10,743   $14,123  $250,000  $13,086   $16,466  $250,000
              5       $24,368     $11,882  $14,779  $250,000
$14,988   $17,885  $250,000  $18,642   $21,540  $250,000

              6       $29,996     $14,973  $17,388  $250,000
$19,324   $21,739  $250,000  $24,658   $27,073  $250,000
              7       $35,906     $17,937  $19,867  $250,000
$23,749   $25,679  $250,000  $31,178   $33,108  $250,000
              8       $42,112     $20,757  $22,204  $250,000
$28,250   $29,698  $250,000  $38,239   $39,687  $250,000
              9       $48,627     $23,425  $24,390  $250,000
$32,824   $33,789  $250,000  $45,901   $46,866  $250,000
              10      $55,469     $25,926  $26,409  $250,000
$37,461   $37,943  $250,000  $54,217   $54,699  $250,000

              11      $62,652     $28,712  $28,712  $250,000
$42,622   $42,622  $250,000  $63,727   $63,727  $250,000
              12      $70,195     $30,903  $30,903  $250,000
$47,452   $47,452  $250,000  $73,678   $73,678  $250,000
              13      $78,114     $32,984  $32,984  $250,000
$52,443   $52,443  $250,000  $84,664   $84,664  $250,000
              14      $86,430     $34,955  $34,955  $250,000
$57,607   $57,607  $250,000  $96,809   $96,809  $250,000
              15      $95,161     $36,810  $36,810  $250,000
$62,949   $62,949  $250,000 $110,249  $110,249  $250,000

              16      $104,330    $38,546  $38,546  $250,000
$68,478   $68,478  $250,000 $125,138  $125,138  $250,000
              17      $113,956    $40,159  $40,159  $250,000
$74,204   $74,204  $250,000 $141,653  $141,653  $250,000
              18      $124,064    $41,640  $41,640  $250,000
$80,135   $80,135  $250,000 $159,993  $159,993  $250,000
              19      $134,677    $42,981  $42,981  $250,000
$86,279   $86,279  $250,000 $180,386  $180,386  $250,000
              20      $145,821    $44,173  $44,173  $250,000
$92,648   $92,648  $250,000 $203,093  $203,093  $250,000

            Age 60    $95,161     $36,810  $36,810  $250,000
$62,949   $62,949  $250,000 $110,249  $110,249  $250,000
            Age 65    $145,821    $44,173  $44,173  $250,000
$92,648   $92,648  $250,000 $203,093  $203,093  $250,000
            Age 70    $210,477    $47,934  $47,934  $250,000
$128,644 $128,644  $250,000 $357,638  $357,638  $414,861
            Age 75    $292,995    $45,851  $45,851  $250,000
$173,217 $173,217  $250,000 $609,976  $609,976  $652,674

-----------------------------------------------------------------
-------------------------------------------

   (1) Assumes a $1,400 payment is made at the beginning of each Policy
            Year. Values will be different if payments are made with a different frequency or in different amounts.

   (2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient policy value.

   THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE
ONLY.  THEY ARE
 NOT  A REPRESENTATION
   OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  INVESTMENT
RESULTS MAY BE
MORE OR LESS THAN THOSE
   SHOWN.  INVESTMENT RESULTS WILL DEPEND ON INVESTMENT
ALLOCATIONS AND THE
 DIFFERENT INVESTMENT
   RATES OF RETURN FOR THE PORTFOLIOS.  THESE HYPOTHETICAL
INVESTMENT RATES
OF RETURN MAY NOT BE
   ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.




                                           Male Non-Smoker Age 30

                                           Face Amount = $100,000

                                           Level Option

                           BASED ON CURRENT - MONTHLY INSURANCE
PROTECTION CHARGES, (WITHOUT RIDERS),
                                            FUND FEES, M&E AND
ADMINISTRATIVE CHARGES


-----------------------------------------------------------------
-------------------------------------------
                      Payments         Hypothetical 0%
 Hypothetical 6%             Hypothetical 12%
                     Made Plus     Gross Investment Return
Gross Investment Return     Gross Investment Return
                      Interest
            Policy   At 5% Per   Surrender  Policy    Death
Surrender Policy    Death   Surrender  Policy    Death
             Year       Year       Value    Value    Benefit
Value     Value   Benefit    Value     Value   Benefit

              1         $919        $0       $684   $100,000
$0      $730    $100,000    $0       $776    $100,000
              2        $1,883      $372     $1,358  $100,000
$507    $1,493   $100,000   $647     $1,633   $100,000
              3        $2,896     $1,146    $2,022  $100,000
$1,414   $2,290   $100,000  $1,705    $2,581   $100,000
              4        $3,960     $1,908    $2,675  $100,000
$2,355   $3,122   $100,000  $2,860    $3,627   $100,000
              5        $5,077     $2,649    $3,306  $100,000
$3,323   $3,980   $100,000  $4,114    $4,771   $100,000

              6        $6,249     $3,369    $3,917  $100,000
$4,317   $4,865   $100,000  $5,475    $6,023   $100,000
              7        $7,480     $4,080    $4,518  $100,000
$5,351   $5,789   $100,000  $6,969    $7,407   $100,000
              8        $8,773     $4,771    $5,099  $100,000
$6,416   $6,744   $100,000  $8,596    $8,924   $100,000
              9       $10,131     $5,441    $5,660  $100,000
$7,511   $7,730   $100,000  $10,371   $10,590  $100,000
              10      $11,556     $6,093    $6,202  $100,000
$8,641   $8,750   $100,000  $12,310   $12,419  $100,000

              11      $13,052     $6,730    $6,730  $100,000
$9,813   $9,813   $100,000  $14,446   $14,446  $100,000
              12      $14,624     $7,234    $7,234  $100,000
$10,911   $10,911  $100,000  $16,674   $16,674  $100,000
              13      $16,274     $7,717    $7,717  $100,000
$12,045   $12,045  $100,000  $19,127   $19,127  $100,000
              14      $18,006     $8,175    $8,175  $100,000
$13,215   $13,215  $100,000  $21,826   $21,826  $100,000
              15      $19,825     $8,608    $8,608  $100,000
$14,423   $14,423  $100,000  $24,800   $24,800  $100,000

              16      $21,735     $9,021    $9,021  $100,000
$15,673   $15,673  $100,000  $28,081   $28,081  $100,000
              17      $23,741     $9,406    $9,406  $100,000
$16,961   $16,961  $100,000  $31,699   $31,699  $100,000
              18      $25,847     $9,769    $9,769  $100,000
$18,295   $18,295  $100,000  $35,695   $35,695  $100,000
              19      $28,058     $10,110  $10,110  $100,000
$19,678   $19,678  $100,000  $40,113   $40,113  $100,000
              20      $30,379     $10,428  $10,428  $100,000
$21,111   $21,111  $100,000  $44,998   $44,998  $100,000

            Age 60    $61,041     $11,900  $11,900  $100,000
$38,484   $38,484  $100,000 $132,761  $132,761  $177,900
            Age 65    $82,982     $11,055  $11,055  $100,000
$49,788   $49,788  $100,000 $221,477  $221,477  $270,202
            Age 70    $110,985    $8,704    $8,704  $100,000
$63,668   $63,668  $100,000 $365,891  $365,891  $424,433
            Age 75    $146,725    $3,627    $3,627  $100,000
$81,195   $81,195  $100,000 $601,703  $601,703  $643,823

-----------------------------------------------------------------
-------------------------------------------



(1) Assumes a $4,200 payment is made at the beginning of each Policy Year.
         Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient policy value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE
ONLY.  THEY ARE NOT
  A REPRESENTATION
OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  INVESTMENT RESULTS
MAY BE MORE
OR LESS THAN THOSE
SHOWN.  INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS
AND THE
 DIFFERENT INVESTMENT
RATES OF RETURN FOR THE PORTFOLIOS.  THESE HYPOTHETICAL
INVESTMENT RATES OF
RETURN MAY NOT BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.


                                      Male Non-Smoker Age 45

                                      Face Amount = $250,000

                                      Adjustible Option

                          BASED ON CURRENT - MONTHLY INSURANCE
PROTECTION CHARGES, (WITHOUT RIDERS),
                                           FUND FEES, M&E AND
ADMINISTRATIVE CHARGES


-----------------------------------------------------------------
-------------------------------------------
                   Payments        Hypothetical 0%
Hypothetical 6%               Hypothetical 12%
                   Made Plus   Gross Investment Return     Gross
Investment Return       Gross Investment Return
                   Interest
           Policy  At 5% Per Surrender Policy    Death
SurrenderPolicy    Death    Surrender  Policy      Death
            Year     Year     Value     Value   Benefit   Value
Value   Benefit     Value     Value     Benefit

             1      $15,540   $8,337   $13,167  $263,167  $9,163
$13,993  $263,993   $9,990    $14,820    $264,820
             2      $31,857  $21,708   $26,053  $276,053 $24,184
$28,529  $278,529   $26,760   $31,105    $281,105
             3      $48,990  $34,779   $38,642  $288,642 $39,747
$43,610  $293,610   $45,123   $48,986    $298,986
             4      $66,979  $47,571   $50,951  $300,951 $55,892
$59,272  $309,272   $65,259   $68,639    $318,639
             5      $85,868  $60,067   $62,964  $312,964 $72,621
$75,518  $325,518   $87,329   $90,226    $340,226

             6     $105,702  $72,267   $74,682  $324,682 $89,955
$92,370  $342,370  $111,526  $113,941    $363,941
             7     $126,527  $84,166   $86,096  $336,096 $107,908
$109,838 $359,838  $138,058  $139,988    $389,988
             8     $148,393  $95,746   $97,194  $347,194 $126,486
$127,933 $377,933  $167,144  $168,592    $418,592
             9     $171,353  $107,001 $107,966  $357,966 $145,701
$146,666 $396,666  $199,034  $199,999    $449,999
             10    $195,460  $117,913 $118,396  $368,396 $165,560
$166,042 $416,042  $233,993  $234,476    $484,476

             11    $220,773  $129,142 $129,142  $379,142 $186,828
$186,828 $436,828  $273,196  $273,196    $523,196
             12    $247,352  $139,620 $139,620  $389,620 $208,436
$208,436 $458,436  $315,859  $315,859    $565,859
             13    $275,260  $149,835 $149,835  $399,835 $230,902
$230,902 $480,902  $362,879  $362,879    $612,879
             14    $304,563  $159,786 $159,786  $409,786 $254,263
$254,263 $504,263  $414,708  $414,708    $664,708
             15    $335,331  $169,469 $169,469  $419,469 $278,548
$278,548 $528,548  $471,840  $471,840    $721,840

             16    $367,637  $178,879 $178,879  $428,879 $303,790
$303,790 $553,790  $534,821  $534,821    $784,821
             17    $401,559  $188,014 $188,014  $438,014 $330,024
$330,024 $580,024  $604,256  $604,256    $854,256
             18    $437,177  $196,864 $196,864  $446,864 $357,281
$357,281 $607,281  $680,807  $680,807    $930,807
             19    $474,576  $205,419 $205,419  $455,419 $385,592
$385,592 $635,592  $765,203  $765,203   $1,015,203
             20    $513,845  $213,672 $213,672  $463,672 $414,991
$414,991 $664,991  $858,252  $858,252   $1,108,252

           Age 60  $335,331  $169,469 $169,469  $419,469 $278,548
$278,548 $528,548  $471,840  $471,840    $721,840
           Age 65  $513,845  $213,672 $213,672  $463,672 $414,991
$414,991 $664,991  $858,252  $858,252   $1,108,252
           Age 70  $741,679  $250,502 $250,502  $500,502 $580,030
$580,030 $830,030  $1,488,476$1,488,476 $1,738,476
           Age 75  $1,032,460$277,561 $277,561  $527,561 $777,414
$777,414$1,027,414 $2,516,266$2,516,266 $2,766,266

-----------------------------------------------------------------
-------------------------------------------


(1) Assumes a $4,200 payment is made at the beginning of each Policy Year.
         Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient policy value.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE
ONLY.  THEY ARE
NOT  A REPRESENTATION
OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  INVESTMENT RESULTS
MAY BE MORE
OR LESS THAN THOSE
SHOWN.  INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS
AND THE
DIFFERENT INVESTMENT
RATES OF RETURN FOR THE PORTFOLIOS.  THESE HYPOTHETICAL
INVESTMENT RATES OF
RETURN MAY NOT BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                           TRANSAMERICA
OCCIDENTAL LIFE
                                              SEPARATE ACCOUNT
VUL-1
                 FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICY


                                  Male Non-Smoker Age 45

                                  Face Amount = $250,000

                                  Level Option

                     BASED ON GUARANTEED - MONTHLY INSURANCE
PROTECTION CHARGES, (WITHOUT RIDERS),
                                       FUND FEES, M&E AND
ADMINISTRATIVE CHARGES


-----------------------------------------------------------------
-----------------------------------
                   Payments       Hypothetical 0%
Hypothetical 6%            Hypothetical 12%
                   Made Plus  Gross Investment Return    Gross
Investment Return    Gross Investment Return
                   Interest
           Policy  At 5% PerSurrender Policy    Death   Surrender
Policy   Death   Surrender Policy   Death
            Year     Year    Value    Value    Benefit   Value
Value   Benefit   Value    Value   Benefit

             1      $4,410     $0     $3,168  $250,000     $0
$3,384  $250,000    $0     $3,601  $250,000
             2      $9,041   $1,885   $6,230  $250,000   $2,517
$6,862  $250,000  $3,175   $7,520  $250,000
             3     $13,903   $5,298   $9,161  $250,000   $6,546
$10,408  $250,000  $7,899  $11,762  $250,000
             4     $19,008   $8,613  $11,993  $250,000  $10,679
$14,059  $250,000 $13,014  $16,394  $250,000
             5     $24,368  $11,803  $14,700  $250,000  $14,894
$17,792  $250,000 $18,533  $21,431  $250,000

             6     $29,996  $14,845  $17,260  $250,000  $19,171
$21,586  $250,000 $24,476  $26,891  $250,000
             7     $35,906  $17,773  $19,703  $250,000  $23,544
$25,474  $250,000 $30,923  $32,853  $250,000
             8     $42,112  $20,558  $22,005  $250,000  $27,990
$29,438  $250,000 $37,901  $39,349  $250,000
             9     $48,627  $23,180  $24,145  $250,000  $32,493
$33,458  $250,000 $45,451  $46,416  $250,000
             10    $55,469  $25,617  $26,100  $250,000  $37,032
$37,515  $250,000 $53,619  $54,101  $250,000

             11    $62,652  $27,875  $27,875  $250,000  $41,617
$41,617  $250,000 $62,483  $62,483  $250,000
             12    $70,195  $29,447  $29,447  $250,000  $45,748
$45,748  $250,000 $71,629  $71,629  $250,000
             13    $78,114  $30,823  $30,823  $250,000  $49,915
$49,915  $250,000 $81,640  $81,640  $250,000
             14    $86,430  $31,980  $31,980  $250,000  $54,105
$54,105  $250,000 $92,610  $92,610  $250,000
             15    $95,161  $32,896  $32,896  $250,000  $58,302
$58,302  $250,000 $104,650 $104,650 $250,000

             16    $104,330 $33,549  $33,549  $250,000  $62,494
$62,494  $250,000 $117,895 $117,895 $250,000
             17    $113,956 $33,917  $33,917  $250,000  $66,667
$66,667  $250,000 $132,500 $132,500 $250,000
             18    $124,064 $33,977  $33,977  $250,000  $70,810
$70,810  $250,000 $148,653 $148,653 $250,000
             19    $134,677 $33,678  $33,678  $250,000  $74,890
$74,890  $250,000 $166,563 $166,563 $250,000
             20    $145,821 $32,942  $32,942  $250,000  $78,854
$78,854  $250,000 $186,479 $186,479 $250,000

           Age 60  $95,161  $32,896  $32,896  $250,000  $58,302
$58,302  $250,000 $104,650 $104,650 $250,000
           Age 65  $145,821 $32,942  $32,942  $250,000  $78,854
$78,854  $250,000 $186,479 $186,479 $250,000
           Age 70  $210,477 $21,539  $21,539  $250,000  $97,104
$97,104  $250,000 $324,175 $324,175 $376,044
           Age 75  $292,995    $0       $0       $0     $107,546
$107,546 $250,000 $544,397 $544,397 $582,505

-----------------------------------------------------------------
-----------------------------------


(1) Assumes a payment of $875 (approximately 90% of the guideline level premium) is made at the  beginning of each Policy Year.
Values will be
         different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or partial withdrawals may cause this Policy to lapse because of insufficient
         Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE
ONLY. THEY ARE NOT
REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN.
INVESTMENT RESULTS
MAY BE MORE OR LESS THAN THOSE SHOWN.  INVESTMENT RESULTS WILL
DEPEND ON
INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF
RETURN FOR THE
PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT
BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                           TRANSAMERICA
OCCIDENTAL LIFE
                                              SEPARATE ACCOUNT
VUL-1
                 FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICY



                                  Male Non-Smoker Age 30

                                  Face Amount = $100,000

                                  Level Option

                     BASED ON GUARANTEED - MONTHLY INSURANCE
PROTECTION CHARGES, (WITHOUT RIDERS),
                                       FUND FEES, M&E AND
ADMINISTRATIVE CHARGES


-----------------------------------------------------------------
-----------------------------------
                   Payments       Hypothetical 0%
Hypothetical 6%            Hypothetical 12%
                   Made Plus  Gross Investment Return    Gross
Investment Return    Gross Investment Return
                   Interest
           Policy  At 5% PerSurrender Policy    Death   Surrender
Policy   Death   Surrender Policy   Death
            Year     Year    Value    Value    Benefit   Value
Value   Benefit   Value    Value   Benefit

             1       $919      $0      $683   $100,000     $0
$729   $100,000    $0      $775   $100,000
             2      $1,883    $369    $1,355  $100,000    $503
$1,489  $100,000   $644    $1,630  $100,000
             3      $2,896   $1,139   $2,015  $100,000   $1,407
$2,283  $100,000  $1,697   $2,573  $100,000
             4      $3,960   $1,897   $2,664  $100,000   $2,343
$3,110  $100,000  $2,846   $3,613  $100,000
             5      $5,077   $2,634   $3,291  $100,000   $3,305
$3,962  $100,000  $4,092   $4,749  $100,000

             6      $6,249   $3,348   $3,896  $100,000   $4,290
$4,838  $100,000  $5,443   $5,991  $100,000
             7      $7,480   $4,052   $4,490  $100,000   $5,315
$5,753  $100,000  $6,923   $7,361  $100,000
             8      $8,773   $4,736   $5,064  $100,000   $6,368
$6,696  $100,000  $8,534   $8,862  $100,000
             9     $10,131   $5,398   $5,617  $100,000   $7,450
$7,669  $100,000 $10,287  $10,506  $100,000
             10    $11,556   $6,040   $6,149  $100,000   $8,564
$8,673  $100,000 $12,201  $12,310  $100,000

             11    $13,052   $6,651   $6,651  $100,000   $9,699
$9,699  $100,000 $14,280  $14,280  $100,000
             12    $14,624   $7,134   $7,134  $100,000  $10,760
$10,760  $100,000 $16,445  $16,445  $100,000
             13    $16,274   $7,587   $7,587  $100,000  $11,845
$11,845  $100,000 $18,814  $18,814  $100,000
             14    $18,006   $8,022   $8,022  $100,000  $12,968
$12,968  $100,000 $21,421  $21,421  $100,000
             15    $19,825   $8,429   $8,429  $100,000  $14,120
$14,120  $100,000 $24,282  $24,282  $100,000

             16    $21,735   $8,807   $8,807  $100,000  $15,302
$15,302  $100,000 $27,425  $27,425  $100,000
             17    $23,741   $9,159   $9,159  $100,000  $16,518
$16,518  $100,000 $30,881  $30,881  $100,000
             18    $25,847   $9,473   $9,473  $100,000  $17,758
$17,758  $100,000 $34,675  $34,675  $100,000
             19    $28,058   $9,760   $9,760  $100,000  $19,035
$19,035  $100,000 $38,856  $38,856  $100,000
             20    $30,379  $10,012  $10,012  $100,000  $20,341
$20,341  $100,000 $43,459  $43,459  $100,000

           Age 60  $61,041   $9,694   $9,694  $100,000  $35,072
$35,072  $100,000 $125,795 $125,795 $168,565
           Age 65  $82,982   $5,980   $5,980  $100,000  $42,853
$42,853  $100,000 $207,084 $207,084 $252,642
           Age 70  $110,985    $0       $0       $0     $49,991
$49,991  $100,000 $336,136 $336,136 $389,918
           Age 75  $146,725    $0       $0       $0     $55,111
$55,111  $100,000 $542,159 $542,159 $580,111

-----------------------------------------------------------------
-----------------------------------


(1) Assumes a payment of $875 (approximately 90% of the guideline level premium) is made at the  beginning of each Policy Year.
Values will be
         different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or partial withdrawals may cause this Policy to lapse because of insufficient
         Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE
ONLY. THEY ARE NOT
REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN.
INVESTMENT RESULTS
MAY BE MORE OR LESS THAN THOSE SHOWN.  INVESTMENT RESULTS WILL
DEPEND ON
INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF
RETURN FOR THE

PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT
BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                           TRANSAMERICA
OCCIDENTAL LIFE
                                              SEPARATE ACCOUNT
VUL-1
                 FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICY


                                       Male Non-Smoker Age 30

                                       Face Amount = $100,000

                                       Adjustible Option

                        BASED ON GUARANTEED - MONTHLY INSURANCE
PROTECTION CHARGES, (WITHOUT RIDERS),
                                          FUND FEES, M&E AND
ADMINISTRATIVE CHARGES


-----------------------------------------------------------------
------------------------------------------
                    Payments        Hypothetical 0%
Hypothetical 6%              Hypothetical 12%
                   Made Plus    Gross Investment Return    Gross
Investment Return       Gross Investment Return
                    Interest
           Policy  At 5% Per  Surrender Policy    Death
Surrender Policy   Death   Surrender   Policy     Death
            Year      Year     Value    Value    Benefit   Value
 Value   Benefit    Value     Value     Benefit

             1       $3,360    $1,777   $2,873  $102,873   $1,957
 $3,053  $103,053  $2,137     $3,233    $103,233
             2       $6,888    $4,708   $5,694  $105,694   $5,247
 $6,233  $106,233  $5,808     $6,794    $106,794
             3      $10,592    $7,587   $8,463  $108,463   $8,670
 $9,546  $109,546  $9,842    $10,718    $110,718
             4      $14,482   $10,414  $11,181  $111,181  $12,230
$12,997  $112,997  $14,273   $15,040    $115,040
             5      $18,566   $13,181  $13,838  $113,838  $15,922
$16,579  $116,579  $19,133   $19,790    $119,790

             6      $22,854   $15,886  $16,434  $116,434  $19,751
$20,299  $120,299  $24,462   $25,010    $125,010
             7      $27,357   $18,545  $18,983  $118,983  $23,736
$24,174  $124,174  $30,322   $30,760    $130,760
             8      $32,085   $21,145  $21,473  $121,473  $27,870
$28,198  $128,198  $36,755   $37,083    $137,083
             9      $37,049   $23,687  $23,906  $123,906  $32,159
$32,378  $132,378  $43,818   $44,037    $144,037
             10     $42,262   $26,173  $26,282  $126,282  $36,610
$36,719  $136,719  $51,576   $51,685    $151,685

             11     $47,735   $28,591  $28,591  $128,591  $41,217
$41,217  $141,217  $60,085   $60,085    $160,085
             12     $53,482   $30,846  $30,846  $130,846  $45,891
$45,891  $145,891  $69,327   $69,327    $169,327
             13     $59,516   $33,036  $33,036  $133,036  $50,735
$50,735  $150,735  $79,475   $79,475    $187,562
             14     $65,851   $35,174  $35,174  $135,174  $55,768
$55,768  $155,768  $90,619   $90,619    $207,518
             15     $72,504   $37,249  $37,249  $137,249  $60,987
$60,987  $160,987 $102,843   $102,843   $228,310

             16     $79,489   $39,262  $39,262  $139,262  $66,399
$66,399  $166,399 $116,252   $116,252   $249,942
             17     $86,824   $41,215  $41,215  $141,215  $72,012
$72,012  $172,012 $130,961   $130,961   $273,710
             18     $94,525   $43,097  $43,097  $143,097  $77,823
$77,823  $177,823 $147,082   $147,082   $298,576
             19     $102,611  $44,920  $44,920  $144,920  $83,851
$83,851  $183,851 $164,771   $164,771   $324,599
             20     $111,102  $46,674  $46,674  $146,674  $90,094
$90,094  $190,094 $184,167   $184,167   $351,758

           Age 60   $223,235  $60,221  $60,221  $160,221
$167,255 $167,255 $267,255 $525,854   $525,854   $704,645
           Age 65   $303,476  $62,375  $62,375  $162,375
$215,417 $215,417 $315,417 $862,722   $862,722  $1,052,521
           Age 70   $405,887  $59,222  $59,222  $159,222
$269,013 $269,013 $369,013 $1,397,511$1,397,511 $1,621,113
           Age 75   $536,593  $47,701  $47,701  $147,701
$325,328 $325,328 $425,328 $2,251,258$2,251,258 $2,408,846

-----------------------------------------------------------------
------------------------------------------


(1) Assumes a payment of $4,200 (approximately 90% of the guideline level premium) is made at the  beginning of each Policy Year.
Values will be
         different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or partial withdrawals may cause this Policy to lapse because of insufficient
         Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE
ONLY. THEY ARE NOT
REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN.
INVESTMENT RESULTS
MAY BE MORE OR LESS THAN THOSE SHOWN.  INVESTMENT RESULTS WILL
DEPEND ON
INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF
RETURN FOR THE
PORTFOLIOS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT
BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                          TRANSAMERICA OCCIDENTAL LIFE
                             SEPARATE ACCOUNT VUL-1
                 FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICY



                                       Male Non-Smoker Age 45

                                       Face Amount = $250,000

                                       Adjustible Option

                        BASED ON GUARANTEED - MONTHLY INSURANCE
PROTECTION CHARGES, (WITHOUT RIDERS),
                                          FUND FEES, M&E AND
ADMINISTRATIVE CHARGES


-----------------------------------------------------------------
------------------------------------------
                    Payments        Hypothetical 0%
Hypothetical 6%              Hypothetical 12%
                   Made Plus    Gross Investment Return    Gross
Investment Return       Gross Investment Return
                    Interest
           Policy  At 5% Per  Surrender Policy    Death
Surrender Policy   Death   Surrender   Policy     Death
            Year      Year     Value    Value    Benefit   Value
 Value   Benefit    Value     Value     Benefit

             1      $15,540    $8,316  $13,146  $263,146   $9,142
$13,972  $263,972  $9,969    $14,799    $264,799
             2      $31,857   $21,647  $25,992  $275,992  $24,121
$28,466  $278,466  $26,695   $31,040    $281,040
             3      $48,990   $34,651  $38,514  $288,514  $39,609
$43,472  $293,472  $44,975   $48,837    $298,837
             4      $66,979   $47,367  $50,747  $300,747  $55,662
$59,042  $309,042  $65,002   $68,382    $318,382
             5      $85,868   $59,770  $62,668  $312,668  $72,272
$75,170  $325,170  $86,921   $89,819    $339,819

             6      $105,702  $71,836  $74,251  $324,251  $89,432
$91,847  $341,847 $110,895   $113,310   $363,310
             7      $126,527  $83,603  $85,533  $335,533
$107,198 $109,128 $359,128 $137,165   $139,095   $389,095
             8      $148,393  $95,043  $96,490  $346,490
$125,559 $127,007 $377,007 $165,928   $167,375   $417,375
             9      $171,353  $106,133 $107,098 $357,098
$144,513 $145,478 $395,478 $197,409   $198,374   $448,374
             10     $195,460  $116,852 $117,334 $367,334
$164,053 $164,535 $414,535 $231,853   $232,335   $482,335

             11     $220,773  $127,204 $127,204 $377,204
$184,203 $184,203 $434,203 $269,561   $269,561   $519,561
             12     $247,352  $136,686 $136,686 $386,686
$204,476 $204,476 $454,476 $310,351   $310,351   $560,351
             13     $275,260  $145,786 $145,786 $395,786
$225,380 $225,380 $475,380 $355,068   $355,068   $605,068
             14     $304,563  $154,482 $154,482 $404,482
$246,910 $246,910 $496,910 $404,080   $404,080   $654,080
             15     $335,331  $162,752 $162,752 $412,752
$269,062 $269,062 $519,062 $457,792   $457,792   $707,792

             16     $367,637  $170,573 $170,573 $420,573
$291,831 $291,831 $541,831 $516,649   $516,649   $766,649
             17     $401,559  $177,924 $177,924 $427,924
$315,212 $315,212 $565,212 $581,145   $581,145   $831,145
             18     $437,177  $184,785 $184,785 $434,785
$339,200 $339,200 $589,200 $651,820   $651,820   $901,820
             19     $474,576  $191,104 $191,104 $441,104
$363,759 $363,759 $613,759 $729,241   $729,241   $979,241
             20     $513,845  $196,802 $196,802 $446,802
$388,821 $388,821 $638,821 $813,997   $813,997  $1,063,997

           Age 60   $335,331  $162,752 $162,752 $412,752
$269,062 $269,062 $519,062 $457,792   $457,792   $707,792
           Age 65   $513,845  $196,802 $196,802 $446,802
$388,821 $388,821 $638,821 $813,997   $813,997  $1,063,997
           Age 70   $741,679  $216,630 $216,630 $466,630
$524,674 $524,674 $774,674 $1,384,485$1,384,485 $1,634,485
           Age 75  $1,032,460 $213,291 $213,291 $463,291
$667,766 $667,766 $917,766 $2,288,307$2,288,307 $2,538,307

-----------------------------------------------------------------
------------------------------------------


(1) Assumes a payment of $4,200 (approximately 90% of the guideline level premium) is made at the  beginning of each Policy Year.
Values will be
         different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or partial withdrawals may cause this Policy to lapse because of insufficient
         Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE
ONLY. THEY ARE NOT
REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN.
INVESTMENT RESULTS
MAY BE MORE OR LESS THAN THOSE SHOWN.  INVESTMENT RESULTS WILL
DEPEND ON
INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF
RETURN FOR THE

PORTFOLIOSS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY
NOT BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                           TRANSAMERICA
OCCIDENTAL LIFE



APPENDIX E
                                             MAXIMUM SURRENDER
CHARGES


We compute surrender charges on the Policy by using a rate per $1,000 of face amount of insurance. The rate which applies to a Policy is based on whether the insured is male or female (male rates are used if the Policy is issued using unisex rates); the insured's age at the start of the surrender charge period
(date of issue for the initial face amount or effective date of increase for an increase in face amount); and the number of years during which the surrender charges have been effective.

The surrender charges are computed on the date of issue for the initial face amount and apply for ten years from the date of issue. New surrender charges are computed for any increase in face amount. The surrender charges for a face increase amount apply for ten years from the date the increase is effective and apply only to the face increase amount.

During the period that surrender charges apply, the rate decreases each Policy year on the Policy anniversary for the initial face amount and on each twelve month anniversary of the effective date of the face increase amount. The rate established on the Policy anniversary or twelve month anniversary for a face increase amount applies during that year.


The maximum surrender charge rate is the rate in the first year of the surrender charge period. These rates are listed on the next page. Male rates are used if unisex rates apply on the Policy.

The maximum amount of the surrender charges is calculated by multiplying the appropriate rate from the table by the face amount of insurance divided by
$1,000. For example, if the Insured is a male, age 45 at issue, and the initial face amount of the Policy is $200,000, the maximum surrender charges amount is determined as follows:

         1 Find 45 under the column Insured's Age.
         1    Find the rate per $1,000 for age 45 under the
column Male Rates
($) -- $19.32.
         1    Divide the face amount by $1,000 -- $200,000
divided by $1,000
equals 200.
         1    Multiply the rate in item 2 by the result in number
3 -- $19.32
times 200 equals
              $3,864.


The amount of the surrender charges decreases each year on the Policy anniversary (or twelve month anniversary for a face increase amount) as long as the face amount of insurance does not change. For the example shown above, for instance, the surrender charges rate in the fifth Policy year is $11.59. The surrender charges amount in the fifth year on a $200,000 face amount is $2,318.
The surrender charges rate in the tenth Policy year is $1.93. The surrender charges amount in the tenth year on a $200,000 face amount is $386.

                                          Maximum Surrender
Charge Rates


 Insured's Age   Male Rates  Female Rates  Insured's Age  Male
Rates  Female
                    ($)           ($)                        ($)
   Rates ($)

    0             6.65          6.44          35           12.76
     12.12
    1             6.72          6.49          36           13.23
     12.55
    2             6.79          6.57          37           13.73
     13.02
    3             6.89          6.65          38           14.28
     13.53
    4             6.95          6.72          39           14.90
     14.11
    5             7.03          6.79          40           15.51
     14.67
    6             7.12          6.87          41           16.30
     15.41
    7             7.19          6.94          42           16.96
     16.02
    8             7.27          7.00          43           17.72
     16.73
    9             7.35          7.08          44           18.54
     17.49
    10            7.42          7.15          45           19.32
     18.21
    11            7.50          7.23          46           20.52
     19.34
    12            7.58          7.31          47           21.74
     20.47
    13            7.66          7.37          48           22.95
     21.58
    14            7.74          7.45          49           24.15
     22.71
    15            7.83          7.53          50           25.36
     23.84
    16            7.90          7.59          51           27.04
     25.40
    17            7.97          7.67          52           28.71
     26.96
    18            8.07          7.75          53           30.39
     28.51
    19            8.21          7.88          54           32.06
     30.07
    20            8.39          8.05          55           33.74
     31.63
    21            8.55          8.20          56           35.14
     32.94
    22            8.75          8.38          57           36.55
     34.25
    23            8.93          8.55          58           37.96
     35.56
    24            9.17          8.77          59           39.37
     36.87
    25            9.48          9.06          60           40.78
     38.18
    26            9.76          9.33          61           42.52
     39.79
    27            10.03         9.59          62           44.25
     41.41
    28            10.32         9.85          63           45.99
     43.02
    29            10.64        10.14          64           47.72
     44.64
    30            10.96        10.45          65           49.47
     46.26
    31            11.28        10.74          66           53.18
     49.71
    32            11.62        11.06          67           54.00
     53.16
    33            11.97        11.38          68           54.00
     54.00
    34            12.37        11.75         69-80         54.00
     54.00

                                       CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2. The prospectus consists of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations Pursuant to Section 26(e) of the Investment Company Act of 1940

The signatures.

Written consents of the following persons:

     1.    Ernst & Young L.L.P.
     2.    Opinion of Counsel
     3.     Actuarial Opinion

The following exhibits:

     1.    Exhibit 1
     (Exhibits required by paragraph A of the instructions to Form N-8B-2)

           (1) Certified copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account
                  VUL-1. 1/

           (2)    Not Applicable.

 (3)  (a)    Form of  Distribution  Agreement  between  Transamerica  Securities
            Sales  Corporation  and  Transamerica   Occidental  Life  Insurance
               Company. 1/


     (b) Form of Sales Agreement between Transamerica Life Companies, Transamerica Securities Sales Corporation and Broker-Dealers 1/


           (4)    Not Applicable.

           (5) Forms of Policy and Policy riders.

           (6)    Organizational documents of the Company, as amended. 1/

           (7)    Not Applicable.

           (8) Form of Participation Agreement between: Transamerica Occidental Life Insurance Company and:

                  (a) The Alger American Fund
                  (b) Alliance Variable Products Series Fund, Inc.
                  (c) Janus Aspen Series
                  (d) Morgan Stanley Universal Funds, Inc.
                  (e) OCC Accumulation Trust


           (9) Administrative Agreements between Transamerica Occidental Life Insurance Company and First Allmerica Financial Life Insurance Company


           (10)   Form of Application 1/

           (11)   Issuance, Transfer and Redemption Procedures Memorandum.


           (12)   Financial Data Schedule. 2/


     2. Form of Policy and Policy riders are included in Exhibit 1 above.

     3.    Opinion of Counsel. 1/

     4.    Not Applicable.

     5.    Not Applicable.

     6.    Actuarial consent


     7.    Consent of Independent Accountants 2/


     8.    Powers of Attorney 1/

     1/ Incorporated herein by reference to the initial filing of this Registration Statement (File No. 333-37883) on October 14, 1997.


     2/ Filed herewith.

FORM S-6 EXHIBITS Exhibit 1.


     (12)  Financial Data Schedule


Exhibit 7  Consent of Independent Accountants





CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Independent Auditors" and to the incorporation by reference of our report dated February 12, 1997 on the consolidated financial statements of Transamerica Occidental Life Insurance Company contained in the Registration Statement (Form S-6 No. 333-37883) of Transamerica Occidental Life Separate Account VUL-1.



/s/ Ernst & Young LLP

Los Angeles, California
January 13, 1998